Form 10-K405, Exhibit 13
period 1995-04-29
RICHFOOD HOLDINGS INC
filed 1995-07-27
CIK 819632

FINANCIAL REVIEW

The following discussion of the Company's consolidated results of operations and financial position should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this annual report. References in the following discussion are to the fiscal years ended April 29, 1995 (fiscal 1995), April 30, 1994 (fiscal 1994) and May 1, 1993 (fiscal 1993).

Results of Operations

Fiscal 1995 results of operations include the effects of two acquisitions made by the Company during the fiscal year - Rotelle, Inc. ("Rotelle") and the wholesale division of Camellia Food Stores, Inc. ("Camellia"). On August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, a wholesale frozen food distributor located near Philadelphia, Pennsylvania. On April 3, 1995, the Company purchased certain assets and assumed certain contracts of Camellia, a retail and wholesale food distributor located in Norfolk, Virginia. See note 2 to the Consolidated Financial Statements for further information on the acquisitions.

Sales for fiscal 1995 were $1.520 billion, an increase of 19.2% over sales of $1.275 billion for fiscal 1994. This increase was primarily attributable to sales of $235 million recorded by Rotelle after its acquisition by the Company, and to sales of $13.6 million by the Company's principal operating subsidiary, Richfood, Inc. ("Richfood"), to Camellia and its former customers. Excluding sales volume associated with the Camellia acquisition and sales by Rotelle, the Company's sales for fiscal 1995 remained approximately the same as 2% as compared to sales for fiscal 1994. Sales for fiscal 1994 increased 16.8% over sales of $1.091 billion for fiscal 1993. Increased sales for fiscal 1994 resulted primarily from the first full year of sales volume associated with the Company's acquisition of the Civilian Wholesale Division (the "Civilian Division") of B. Green & Company, Inc. in January 1993. Sales to former customers of the Civilian Division were $207.7 million in fiscal 1994, compared to $67.0 million in fiscal 1993. Sales for fiscal 1994 also included $19.6 million of sales to stores formerly operated by an affiliate of Safeway, Inc. ("Safeway") that were acquired by customers of the Company in December 1993. Excluding sales to former customers of the Civilian Division and to the former Safeway stores, sales for fiscal 1994 increased 2.2% compared to sales for fiscal 1993, primarily due to increased sales to existing customers offset in part by deflation in grocery product lines and the effects of continued weak economic conditions.

Gross margin increased to 8.87% of sales for fiscal 1995, compared to 8.41% of sales for fiscal 1994 and 8.26% of sales for fiscal 1993. Increased gross margin in fiscal 1995 was primarily attributable to Rotelle's higher margin frozen food sales. The effect of deflation in grocery product lines on the Company's LIFO (last-in, first-out) reserve in fiscal 1994 resulted in a 0.07% increase in the Company's fiscal 1994 gross margin percentage, as compared to fiscal 1993.

Operating and administrative expenses were 6.01% of sales in fiscal 1995, compared to 5.57% of sales in fiscal 1994 and 5.99% of sales in fiscal 1993. The higher percentage in fiscal 1995 was primarily attributable to the higher operating expense ratio for Rotelle's frozen food wholesale operation and expenses incurred in the transition of the Camellia sales volume to the Company's Mechanicsville, Virginia warehouse. Lower operating and administrative expenses as a percent of sales in fiscal 1994 were due to increasing efficiencies and productivity in the Company's operations, as the Company's associates adjusted to the additional sales volume attributable to the Civilian Division acquisition, offset in part by higher amortization expense, primarily as a result of fiscal 1994 including a full year of amortization expense related to the supply agreements and noncompetition agreements purchased in connection with the Civilian Division acquisition. Fiscal 1993 operating and administrative expenses included a one-time $3.0 million payment made to B. Green & Company, Inc. for warehouse services provided after the acquisition date and other incremental costs associated with the Civilian Division acquisition.

Interest expense increased to $5.2 million in fiscal 1995, from $4.1 million in fiscal 1994 and $3.2 million in fiscal 1993, due to increasing average interest rates under the Company's variable rate borrowing facilities and additional borrowings made by the Company, primarily to finance the Company's acquisitions of Rotelle in fiscal 1995 and the Civilian Division in fiscal 1993.

Interest income was $3.1 million in fiscal 1995, $3.0 million in fiscal 1994 and $3.3 million in fiscal 1993. Average notes receivable (relating primarily to secured loans to the Company's retail customers) were $35.9 million, $41.9 million and $41.5 million for the fiscal years ended April 29, 1995, April 30, 1994 and May 1, 1993, respectively. The Company's effective interest rate earned on its portfolio of retailer loans, most of which bear interest at variable rates, increased during fiscal 1995 primarily due to increases in the prime lending rate, which serves as the reference rate for a majority of the loans. The Company's effective interest rate earned on its retailer loans declined in fiscal 1994 from fiscal 1993 due to the suspension of interest payable on certain retailer loans in the first half of fiscal 1994. During the third and fourth quarters of fiscal 1994, the Company recorded $2.6 million of notes receivable write-offs, with a corresponding reduction in the allowance for doubtful accounts, primarily related to these customers.

The Company's effective income tax rate was 38.5% for fiscal 1995, 38.3% for fiscal 1994 and 36.3% for fiscal 1993. The increase in the Company's effective income tax rate in fiscal 1994 was primarily a result of the increase in the statutory federal income tax rate for corporations from 34% to 35% effective January 1, 1993.

The loss from discontinued operations during fiscal 1994 was due to the Company's decision to discontinue operation of three retail grocery stores in Raleigh, North Carolina. At April 30, 1994, the Company recorded a charge to recognize the loss from operations of the stores and to write down the assets to their estimated net realizable values. The assets related to these stores were sold during fiscal 1995.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance was $9.7 million at April 29, 1995 and $17.0 million at April 30, 1994. The Company continues to generate significant capital for liquidity and to support the Company's growth. The Company generated $67.6 million in net cash provided by operating activities during fiscal 1995. Net earnings, adjusted for non-cash items, accounted for $46.6 million in net cash provided by operating activities, and working capital changes, net of the effects of the Company's acquisitions, accounted for $21.0 million in net cash provided by operating activities.

The Company financed its $50.7 million purchase of Rotelle in August 1994 with borrowings under a $35.0 million revolving credit facility with a commercial bank, together with internally generated funds and borrowings under an existing revolving credit facility. Subsequent to the initial funding of the facility, the Company elected to reduce the revolving credit commitment to $10.0 million. The revolving credit facility expires in July 1996. There were no borrowings outstanding under this facility at April 29, 1995.

In July 1993, the Company issued $45.0 million of its 6.15% Senior Notes due July 1, 2000 ("Senior Notes"), the net proceeds of which were used to repay in full the $40.0 million bridge loan facility incurred to finance the acquisition of the Civilian Division and for general corporate purposes. The Senior Notes require semi-annual interest payments and, commencing on July 1, 1996, five annual sinking fund payments consisting of $9.0 million of principal plus accrued interest.

The Company's working capital needs are financed primarily through an unsecured $20.0 million revolving line of credit, increasing to $40.0 million at the option of the Company. The revolving line of credit expires in July 1996. There were no borrowings outstanding under this facility at April 29, 1995.

The Company's institutional debt was $49.8 million at April 29, 1995, compared to $45.0 million at April 30, 1994. The Company's institutional debt to equity ratio was 0.41 to 1 at April 29, 1995 and 0.46 to 1 at April 30, 1994.

Capital expenditures were $5.2 million in fiscal 1995, $8.4 million in fiscal 1994 and $5.4 million in fiscal 1993. Fiscal 1995 capital expenditures consisted primarily of warehouse racking, material handling equipment, improvements at the dairy plant and investments in computer systems. Capital expenditures in fiscal 1994 included $4.5 million to construct the 67,000 square foot freezer expansion to the Mechanicsville, Virginia warehouse. Fiscal 1996 capital expenditures are planned to be higher than fiscal 1995 expenditures by approximately $3.0 million, and are expected to include warehouse racking, material handling equipment, improvements at the dairy plant, office renovation and further investments in technology.

The Company remains committed to providing secured financing to retail customers. During fiscal 1995, the Company issued $12.9 million in loans to retail customers and collected $11.3 million in loan repayments from retail customers. Loans totalling $3.9 million were issued during fiscal 1995 to the purchasers of four retail grocery stores formerly operated under the "BASICS" tradename. During fiscal 1994, the Company issued $16.6 million in loans to retail customers and collected $14.1 million in loan repayments from retail customers. Loans issued during fiscal 1994 included $3.4 million to the purchasers of three former Safeway retail grocery stores.

The Company increased the cash dividend on its common stock to $0.10 per share in fiscal 1995, from $0.08 per share in fiscal 1994 and $0.07 per share in fiscal 1993. Cash dividends paid were $2.0 million in fiscal 1995, $1.6 million in fiscal 1994 and $1.4 million in fiscal 1993. Stockholders' equity increased to $122.3 million at April 29, 1995, up from $98.2 million at April 30, 1994.

The Company's capitalization at the end of the past two fiscal years is set forth below:

                                     April 29,                 April 30,
(dollars amounts in thousands)         1995                      1994
Total debt, including
  current maturities              $ 53,357   30.4%         $ 49,533   33.5%
Stockholders' equity               122,309   69.6            98,221   66.5
Total capitalization              $175,666  100.0%         $147,754  100.0%

The Company believes that it has the ability to continue to generate adequate capital for liquidity from its operations and through borrowings under long-term debt facilities to maintain its competitive position and to expand its business.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and
Disclosures," and SFAS No. 121, "Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," must be adopted by the Company no later than the fiscal years ending April 27, 1996 and May 3, 1997, respectively. The adoption of these accounting standards is not expected to have a material impact on the Company's consolidated financial position or results of operations.

SELECTED CONSOLIDATED FINANCIAL DATA
(Dollar amounts in thousands, except per share data)

                                                           April 29, 1995 April 30, 1994 May 1, 1993   May 2, 1992  April 27, 1991
Fiscal Year Ended                                             (52 weeks)   (52 weeks)    (52 weeks)    (53 weeks)    (52 weeks)
Operations:
  Sales                                                       $1,520,450   $1,275,110    $1,091,438    $1,068,473    $1,016,722
  Gross margin                                                   134,809      107,285        90,131        84,193        77,599
  Operating and administrative expenses                           91,435       70,968        65,361        60,556        59,146
  Interest expense                                                 5,151        4,128         3,175         2,911         3,821
  Interest income                                                 (3,098)      (3,036)       (3,278)       (1,115)         (459)
  Earnings from continuing operations before income taxes         41,321       35,225        24,873        21,841        15,091
  Income taxes                                                    15,920       13,491         9,030         8,070         5,667
  Earnings from continuing operations                             25,401       21,734        15,843        13,771         9,424
  Loss from discontinued operations, net of taxes                      -       (4,559)            -             -             -
  Net earnings                                                    25,401       17,175        15,843        13,771         9,424
  Net earnings as a percent of sales                                1.67%        1.35%         1.45%         1.29%         0.93%

Per Common Share Data:
  Earnings per common share:
    Continuing operations                                         $ 1.19       $ 1.02         $0.75         $0.66         $0.45
    Net earnings                                                    1.19         0.81          0.75          0.66          0.45
  Cash dividends declared                                           0.10         0.08          0.07          0.05             -
  Book value                                                        5.71         4.60          3.86          3.15          2.53
  Market price range    High                                      20 1/4       18 1/4        14 1/2         9 3/8            8
                        Low                                         13         12 3/4         7 7/8         6 1/8        2 7/16
Average common shares outstanding                             21,398,951   21,246,555    21,051,511    20,874,550    20,864,902


Financial Position:
  Working capital                                               $ 43,521    $  66,092     $  45,429     $  21,547     $  39,195
  Total assets                                                   308,334      235,523       231,500       170,595       138,638
  Institutional debt                                              49,801       45,000        47,222         6,750        10,000
  Total liabilities                                              186,025      137,302       149,833       104,946        85,847
  Stockholders  equity                                           122,309       98,221        81,667        65,649        52,791


Financial Ratios and Other Data:
  Current ratio                                                1.36 to 1    1.84 to 1     1.48 to 1     1.25 to 1     1.67 to 1
  Inventory turnover                                               17.14        15.43         13.53         14.91         13.89
  Return on average assets                                           9.3%         7.4%          7.9%          8.9%          6.1%
  Institutional debt to equity ratio                           0.41 to 1    0.46 to 1     0.58 to 1     0.10 to 1     0.19 to 1
  Return on average stockholders  equity                            23.0%        19.1%         21.5%         23.3%         19.6%
  Number of employees at fiscal year end                           1,804        1,500         1,430         1,350         1,410

Results for fiscal 1995 reflect the acquisitions of Rotelle, Inc. on August 23, 1994 and the wholesale division of Camellia Food Stores, Inc. on April 3, 1995 (see note 2 to the Consolidated Financial Statements).

Results for fiscal 1993 reflect the acquisition of the Civilian Wholesale Division of B. Green & Company, Inc. on January 22, 1993 (see note 2 to the Consolidated Financial Statements).

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Richfood Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Richfood Holdings, Inc. and subsidiaries as of April 29, 1995 and April 30, 1994, and the related consolidated statements of earnings, stockholders equity and cash flows for each of the fiscal years in the three-year period ended April 29, 1995. These consolidated financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richfood Holdings, Inc. and subsidiaries as of April 29, 1995 and April 30, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended April 29, 1995, in conformity with generally accepted accounting principles.


                                                  KPMG Peat Marwick LLP


Richmond, Virginia
June 5, 1995

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING



The Board of Directors and Stockholders
Richfood Holdings, Inc.:

The integrity and objectivity of the consolidated financial statements and related financial information in this report are the responsibility of the management of the Company. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

  Management is responsible for maintaining an internal control structure, at appropriate cost, designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management s authorization and financial records provide a reliable basis for the preparation of the consolidated financial statements. The Company s year-end consolidated financial statements are audited by our independent auditors, KPMG Peat Marwick LLP. The annual audit includes consideration of the Company s internal control structure to the extent required by generally accepted auditing standards to enable our independent auditors to determine the nature, timing and extent of their audit procedures. Management also maintains a staff of internal auditors who evaluate the adequacy of, and investigate the adherence to, internal controls and related policies and procedures.

  The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with the independent auditors, internal auditors and management to review matters relating to the Company s financial reporting, the adequacy of the internal control structure and the scope and results of audit work. KPMG Peat Marwick LLP and the internal auditors have unrestricted access to the Audit Committee.


(Signature)
Donald D. Bennett
Chairman of the Board and Chief Executive Officer



(Signature)
John E. Stokely
President and Chief Operating Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(Dollar amounts in thousands, except per share data)

                                                                  Fiscal Year Ended
                                      April 29, 1995            April 30, 1994             May 1, 1993
                                        (52 Weeks)       %        (52 Weeks)      %        (52 Weeks)       %
Sales (note 11)                         $1,520,450     100.00     $1,275,110    100.00     $1,091,438     100.00

Costs and expenses, net:

  Cost of goods sold                     1,385,641      91.13      1,167,825     91.59      1,001,307      91.74
  Operating and administrative expenses     91,435       6.01         70,968      5.57         65,361       5.99

  Interest expense                           5,151       0.34          4,128      0.32          3,175       0.29

  Interest income                          (3,098)      (0.20)        (3,036)    (0.24)        (3,278)     (0.30)

Earnings from continuing operations
  before income taxes                       41,321       2.72         35,225      2.76         24,873       2.28

Income taxes (note 8)                       15,920       1.05         13,491      1.06          9,030       0.83

Earnings from continuing operations         25,401       1.67         21,734      1.70         15,843       1.45

Loss from discontinued operations, net
  of tax (note 3)                                -          -         (4,559)    (0.35)             -          -

Net earnings                             $  25,401       1.67      $  17,175      1.35     $   15,843       1.45

Earnings (loss) per common share:

  Continuing operations                  $    1.19                 $    1.02               $     0.75

  Discontinued operations                        -                     (0.21)                       -

Net earnings per common share            $    1.19                 $    0.81               $     0.75

Cash dividends declared per common share $    0.10                 $    0.08               $     0.07

Average common shares outstanding       21,398,951                21,246,555               21,051,511

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands)


                                                                   April 29, 1995   April 30, 1994
Assets
Current assets:

  Cash and cash equivalents (note 1(c))                               $  9,678         $ 17,009

  Receivables, less allowance for doubtful accounts
     of $2,783 and $1,311 (note 5)                                      60,500           44,238

  Inventories (note 4)                                                  87,793           73,887

  Other current assets (note 8)                                          6,046           10,041

    Total current assets                                               164,017          145,175

Notes receivable, less allowance for doubtful accounts
  of $1,077 and $1,443 (note 5)                                         25,769           27,200

Property and equipment, net (notes 6 and 7)                             83,418           38,181

Other assets (notes 1(f), 2 and 10)                                     35,130           24,967

    Total assets                                                      $308,334         $235,523


Liabilities and Stockholders  Equity
Current liabilities:

  Current installments of long-term debt and
     capital lease obligations (notes 6 and 7)                        $  3,052         $  1,789

  Accounts payable                                                      95,379           65,966

  Accrued expenses and other current liabilities                        22,065           11,328

    Total current liabilities                                          120,496           79,083

Long-term debt and capital lease obligations (notes 6 and 7)            50,305           47,744

Deferred credits and other (note 8)                                     15,224           10,475

Stockholders  equity (note 9):

  Preferred stock, without par value; authorized
    5,000,000 shares; none issued or outstanding                             -                -

  Common stock, without par value; authorized 60,000,000
    shares; issued and outstanding 21,424,459 and
    21,331,748 shares                                                   24,529           23,701

  Retained earnings                                                     97,780           74,520

    Total stockholders  equity                                         122,309           98,221

Commitments and contingent liabilities (notes 6, 7, 10 and 12)

    Total liabilities and stockholders  equity                        $308,334         $235,523





See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollar amounts in thousands, except per share data)

                                                                       Common Stock        Retained
                                                                   Shares       Dollars    Earnings      Total
Balance at May 2, 1992                                           20,885,402     $20,965     $44,684    $ 65,649

  Net earnings                                                            -           -      15,843      15,843

  Issuance of common stock under employee stock incentive plans     280,230       1,092           -       1,092

  Tax benefit from stock issued                                           -         560           -         560

  Cash dividends declared ($0.07 per share)                               -           -      (1,477)     (1,477)


Balance at May 1, 1993                                           21,165,632      22,617      59,050      81,667

  Net earnings                                                            -           -      17,175      17,175

  Issuance of common stock under employee stock incentive plans     209,261         691           -         691

  Tax benefit from stock issued                                           -       1,039           -       1,039

  Shares cancelled/surrendered                                      (43,145)       (646)          -        (646)

  Cash dividends declared ($0.08 per share)                               -           -      (1,705)     (1,705)


Balance at April 30, 1994                                        21,331,748      23,701      74,520      98,221

  Net earnings                                                            -           -      25,401      25,401

  Issuance of common stock under employee stock incentive plans     110,750         748           -         748

  Tax benefit from stock issued                                           -         378           -         378

  Shares cancelled/surrendered                                      (18,039)       (298)          -        (298)

  Cash dividends declared ($0.10 per share)                               -           -      (2,141)     (2,141)


Balance at April 29, 1995                                        21,424,459     $24,529     $97,780    $122,309

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

                                                                                        Fiscal Year Ended
                                                                       April 29, 1995     April 30, 1994      May 1, 1993
                                                                         (52 Weeks)          (52 Weeks)       (52 Weeks)
Operating activities:
  Net earnings                                                           $ 25,401          $ 17,175            $ 15,843
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Loss from discontinued operations, net of tax (note 3)                      -             4,559                   -
    Depreciation and amortization                                          13,763            10,382               7,330
    Deferred income taxes                                                   3,278             1,250                (313)
    Provision for doubtful accounts                                         4,370             2,818               6,435
    Other, net                                                               (175)           (1,804)               (520)
    Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations:
      Receivables                                                            (162)             (380)             (7,102)
      Inventories                                                           6,694             5,873               8,728
      Other current assets                                                    725               686                (741)
      Accounts payable, accrued expenses and other liabilities             13,734            (4,196)              3,547

        Net cash provided by operating activities                          67,628            36,363              33,207


Investing activities:
  Acquisitions (note 2)                                                   (56,977)                -             (52,045)
  Purchases of property and equipment                                      (5,232)           (8,416)             (5,420)
  Issuance of notes receivable                                            (12,941)          (16,581)            (32,674)
  Collections on notes receivable                                          11,279            14,081              23,533
  Other, net                                                               (1,852)              310                (575)

        Net cash used for investing activities                            (65,723)          (10,606)            (67,181)


Financing activities:
  Proceeds from long-term debt                                             35,000            45,000              68,250
  Principal payments on long-term debt and capital lease obligations      (42,296)          (54,483)            (33,755)
  Proceeds from issuance of common stock under employee
    stock incentive plans                                                      93                91                 456
  Cash dividends paid on common stock                                      (2,033)           (1,648)             (1,367)

        Net cash provided by (used for) financing activities               (9,236)          (11,040)             33,584

Increase (decrease) in cash and cash equivalents                           (7,331)           14,717                (390)
Cash and cash equivalents at beginning of fiscal year                      17,009             2,292               2,682
Cash and cash equivalents at end of fiscal year                          $  9,678          $ 17,009            $  2,292

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)
April 29, 1995, April 30, 1994 and May 1, 1993

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Presentation
The Consolidated Financial Statements of Richfood Holdings, Inc. and subsidiaries ("the Company") as of April 29, 1995 and April 30, 1994, and for the fiscal years ended April 29, 1995 ("fiscal 1995"), April 30, 1994 ("fiscal 1994") and May 1, 1993 ("fiscal 1993"), include the accounts of Richfood Holdings, Inc. and all subsidiaries after the elimination of significant intercompany transactions and balances.

(b) Fiscal Year
The Company reports on a 52-53 week fiscal year ending the Saturday nearest April 30. Fiscal years 1995, 1994 and 1993 consist of 52 weeks.

(c) Cash and Cash Equivalents
Cash equivalents of $9,525 and $16,376 at April 29, 1995 and April 30, 1994, respectively, consist of money market funds and certificates of deposit. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents at April 29, 1995 and April 30, 1994 include $752 and $1,481, respectively, of certificates of deposit that are pledged under agreements related to certain insurance contracts of the Company's captive insurance subsidiary. The carrying amounts for cash and cash equivalents reported in the Consolidated Balance Sheets approximate fair value because of the short-term maturity of these financial instruments.

(d) Inventories
The Company values inventories at the lower of cost or market with the cost of the majority of inventories determined using the last-in, first-out (LIFO) method. Cost for the remaining inventories is determined using the first-in, first-out (FIFO) method.

(e) Property and Equipment
Property and equipment are stated at cost or, in the case of assets under capital leases, at the lesser of the fair value of the leased property or the present value of minimum lease payments at the inception of the lease, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Assets under capital leases are amortized over the lesser of their estimated useful lives or the terms of the respective leases using the straight-line method. In general, the estimated useful lives for computing depreciation and amortization are: 40 years for buildings; 3 to 15 years for fixtures and equipment; and 2 to 9 years for assets under capital leases.

(f) Other Assets
Other assets primarily consist of supply agreements, goodwill (note 2) and the prepaid pension asset (note 10). The supply agreements generally provide that the Company will be the principal supplier for the customers and include minimum purchase requirements by product category. Supply agreements are being amortized on a straight-line basis over the terms of the respective supply agreements. Supply agreements included in other assets were $14,304 (net of $7,803 of accumulated amortization) and $15,455 (net of $4,006 of accumulated amortization) at April 29, 1995 and April 30, 1994, respectively. Other assets also include non-competition agreements that are being amortized on a straight-line basis over the terms of the respective agreements.

(g) Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

(h) Earnings Per Common Share
Earnings per common share amounts are computed based on the weighted average number of common shares outstanding during the respective years presented. Stock options are not considered in the earnings per share calculations as common stock equivalents because they have no material dilutive effect.

(2) Acquisitions

On August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, Inc. ("Rotelle"), a wholesale frozen food distributor headquartered near Philadelphia, Pennsylvania. The purchase price of the acquisition was $50,700 and was funded by borrowings under a new $35,000 revolving credit facility, together with internally generated funds and borrowings under an existing revolving credit facility (note 7). The Company accounted for the acquisition under the purchase method and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statement of Earnings since the date of the acquisition. Goodwill acquired in the transaction is being amortized on a straight-line basis over 20 years.

The following unaudited pro forma financial information presents the results of operations of the Company as if the acquisition had occurred as of the beginning of fiscal 1994:

                                     April 29,          April 30,
Unaudited                              1995               1994
Sales                               $1,613,075         $1,612,943

Net earnings                            26,199             17,556

Net earnings per common share             1.22               0.83

Fair value of assets acquired and liabilities assumed in the purchase of Rotelle are as follows:

Current assets                            $36,049

Noncurrent assets                          55,957

  Total assets                             92,006

Current liabilities                        25,040

Noncurrent liabilities                     16,266

  Total liabilities                        41,306

  Net cash paid                           $50,700

On April 3, 1995, the Company acquired certain assets and assumed certain contracts of Camellia Food Stores, Inc. ("Camellia"), a wholesale and retail grocery distributor headquartered in Norfolk, Virginia. In connection with the transaction, the Company acquired Camellia's wholesale inventory, customer notes and fluid dairy operation and assumed the lease for Camellia's truck fleet. Additionally, in connection with this acquisition, the Company entered into five-year supply agreements with Camellia and certain other independent retail customers. The purchase price of the acquisition was approximately $7,100.

On January 22, 1993, the Company acquired certain assets and assumed certain contracts of the Civilian Wholesale Division of B. Green & Company, Inc., a wholesale and retail grocery distributor headquartered in Baltimore, Maryland. In connection with the transaction, the Company acquired substantially all of the inventory, customer supply agreements and certain customer notes and accounts receivable of B. Green & Company, Inc.'s Civilian Wholesale Division. The purchase price of the acquisition was $52,045.

(3) Discontinued Operations

During fiscal 1994, the Company adopted a formal plan to discontinue operations of three retail Pack 'n Save grocery stores located in Raleigh, North Carolina. As part of such plan, the Company decided to sell the assets of the stores, which sale was completed in fiscal 1995. As a result, for the fiscal year ended April 30, 1994, the Company recorded a fourth quarter charge of $4,012, net of tax benefit of $2,161, to write down the assets of the Pack 'n Save stores to their estimated net realizable values. In addition, the Company incurred a loss from operations relating to the Pack 'n Save stores of $547, net of tax benefit of $294, for the period from November 27, 1993, through April 30, 1994. Sales for the Pack 'n Save stores were $12,292 for the period from November 27, 1993 through April 30, 1994.

(4) Inventories

At April 29, 1995 and April 30, 1994, approximately 73% and 91%, respectively, of total inventories were valued using the LIFO method. Costs for the remaining inventories were determined using the FIFO method. If all inventories were valued at the lower of FIFO cost or market, inventories would have been higher by approximately $2,031 at April 29, 1995 and $1,539 at April 30, 1994, and net earnings would have been higher (lower) by approximately $303 for fiscal 1995, $(126) for fiscal 1994 and $369 for fiscal 1993. The FIFO value of inventories approximates their replacement cost.

(5) Notes Receivable

The Company's notes receivable are due principally from customers and relate primarily to financing for store acquisitions and improvements. The related operating profit generated from these financing activities is not significant. The majority of such notes bear interest at the prime rate plus 2% (11% at April 29, 1995) and have remaining terms ranging from 1 to 7 years. Collateral securing such notes varies, but may include inventory, equipment, fixtures, accounts receivable, contract rights, personal assets and pledges of Company stock. Receivables shown in current assets include $7,027 and $5,700 at April 29, 1995 and April 30, 1994, respectively, related to current maturities of these notes receivable. The carrying amount of notes receivable at April 29, 1995 approximates fair value.

(6) Property and Equipment and Leases

Property and equipment are summarized as follows:

                                          April 29,    April 30,
                                             1995         1994
Land                                      $  5,247      $ 1,047

Buildings                                   61,755       38,320

Fixtures and equipment                      64,094       44,020

Assets under capital leases:
  Truck fleet                                5,502        5,598
  Other (computer and office equipment)      2,288        4,258

Construction in progress                     1,189          158

    Total property and equipment           140,075       93,401

Less accumulated depreciation
  and amortization                          56,657       55,220

    Property and equipment, net           $ 83,418      $38,181

Capital lease obligations have imputed interest rates that are principally at 6.5% and are due in varying monthly amounts through fiscal 2002. Capital lease payments generally include executory costs which cover taxes, maintenance, insurance and other related expenses.

Capital lease assets and obligations incurred and satisfied are as follows:

                                                Fiscal Year Ended
                                       April 29,     April 30,      May 1,
                                         1995          1994         1993
Capital lease assets and
  obligations incurred                 $    29       $    53       $4,391
Capital lease obligations satisfied      1,799         2,079        1,765

Future minimum lease payments under capital leases at April 29, 1995 are as follows:

                                                     Lease
Fiscal Year                                       Obligations
1996                                                 $2,316
1997                                                  1,280
1998                                                    370
1999                                                     59
2000                                                     59
Later years                                              67
    Total future minimum lease payments               4,151
Less:
  Executory costs                                     1,145
  Imputed interest                                      243
    Obligations under capital leases,
      including current installments of $1,613       $2,763

The Company leases certain warehouse and office facilities, equipment and retail stores under noncancellable operating leases that expire within 19 years from April 29, 1995. The majority of the leases are renewable and provide for the payment of taxes, insurance and maintenance by the Company. The Company subleases certain warehouse space and substantially all retail stores to third parties.

As of April 29, 1995, minimum rentals to be paid and minimum sublease rentals to be received on noncancellable operating leases with remaining terms greater than one year are as follows:

                         Minimum        Minimum
                          Lease         Sublease
                        Rentals To     Rentals To        Net
Fiscal Year              Be Paid       Be Received      Rentals
1996                    $ 14,687         $ 7,043        $ 7,644
1997                      13,593           6,105          7,488
1998                      12,534           5,911          6,623
1999                      11,742           5,566          6,176
2000                       9,632           5,193          4,439
Later years               48,109          39,573          8,536
  Total                 $110,297         $69,391        $40,906

Total annual rental expense under noncancellable operating leases with terms greater than one year are as follows:

                                   Fiscal Year Ended
                          April 29,      April 30,     May 1,
                           1995           1994          1993
Minimum rentals           $13,676        $11,564       $12,243

Less sublease income        7,566          7,080         6,703

Rental expense            $ 6,110        $ 4,484       $ 5,540

In connection with various guarantees of certain customers' store leases, the Company is contingently liable, in the event of customer nonperformance, for future lease payments aggregating approximately $1,026 at April 29, 1995. The related leases expire at varying dates over the next 7 years.

(7) Long-Term Debt

Long-term debt, including capital lease obligations, consists of the following:

                                                   April 29,      April 30,
                                                     1995           1994
Senior Notes, interest rate of 6.15%,
  unsecured, due July 1996 to July 2000             $45,000        $45,000

Commercial Term Note, interest
  rate of 6.90%, due August 1998                      4,125              -

Obligations under capital leases (note 6)             2,763          4,533

Other debt                                            1,469              -

  Total long-term debt and capital
    lease obligations                                53,357         49,533

Less current installments                             3,052          1,789

  Long-term debt and capital lease obligations,

    net of current installments                     $50,305        $47,744

On August 23, 1994, the Company entered into a $35,000 revolving credit facility with a commercial bank to finance a portion of the purchase price for its acquisition of Rotelle (note 2). Subsequent to the initial funding of the facility, the Company elected to reduce the line of credit commitment from $35,000 to $10,000. The revolving line of credit expires in July 1996 and is secured by all personal property of Rotelle. Borrowings under the facility, other than on an overnight basis, bear interest equal to the lower of (i) the prime rate, or (ii) LIBOR (6.05% at April 29, 1995) plus 0.50%. Borrowings under the facility, made on an overnight basis, bear interest as agreed upon between the commercial bank and the Company. The facility includes a 0.25% fee on the average daily unused portion of the $10,000 commitment. There were no borrowings outstanding under this facility at April 29, 1995.

On July 16, 1993, the Company issued $45,000 aggregate principal amount of 6.15% Senior Notes payable over a term of seven years. The Senior Notes require semiannual interest payments and, commencing on July 1, 1996, five annual sinking fund payments consisting of principal of $9,000 plus accrued interest through July 2000. The Senior Notes also include an optional redemption provision whereby the Company may elect to redeem all, or any portion, of the debt prior to maturity subject to certain make-whole provisions.

In addition, the Company maintains an unsecured $20,000 revolving line of credit, increasing to $40,000 at the option of the Company. The revolving line of credit expires July 31, 1996. Borrowings under the facility bear interest at a floating rate, reset daily, equal to the lower of (i) the prime rate, or (ii) an alternative rate quoted daily by the commercial bank that will not exceed LIBOR plus 0.45%, and includes a 0.25% fee on the average daily unused portion of the facility. There were no borrowings outstanding under the revolving line of credit facility at April 29, 1995 or April 30, 1994. This facility also includes a $5,000 line of credit for the issuance of letters of credit ($3,690 outstanding at April 29, 1995).

The Company assumed a $5,000 Commercial Term Note in connection with its purchase of Rotelle. The note is payable in monthly installments of $42 plus accrued interest and is due and payable in full in August 1998. The note is secured by the land, building and building improvements of Rotelle, which have a net book value of $26,453 at April 29, 1995.

Future principal repayments on long-term debt, excluding obligations under capital leases, for the five fiscal years subsequent to the fiscal year ended April 29, 1995 are: fiscal 1996 - $1,439; fiscal 1997 - $9,923; fiscal 1998 -
$9,607; fiscal 1999 - $11,625; and fiscal 2000 - $9,000.

The Company's long-term debt facilities contain covenants that, among other things: limit the incurrence of additional indebtedness; prohibit certain liens on the Company's assets; require the Company to maintain a minimum net worth; limit Richfood Inc.'s ability to transfer funds to Richfood Holdings, Inc. in the form of loans, advances or cash dividends; and require the Company to meet certain financial ratios as of each quarter end. Under the most restrictive of these covenants, at April 29, 1995, (i) the Company had approximately $62.3 million of retained earnings available for cash dividends, and (ii) approximately $38.3 million of Richfood, Inc.'s net assets of $98.2 million were subject to restrictions on transfer to Richfood Holdings, Inc.

Based on the borrowing rates currently available to the Company for long-term debt facilities with similar terms and average maturities, the fair value of long-term debt approximates the carrying amount at April 29, 1995.

In connection with guarantees related to certain customer notes payable to third parties, the Company is contingently liable, in the event of customer nonperformance, for principal payments under the notes aggregating approximately $7,917 at April 29, 1995. Collateral held by the third parties varies but may include real property, inventory, equipment, fixtures, accounts receivable, contract rights and pledged stock. Interest payments made under long-term debt, including interest payments made under capital leases, were $4,038 for fiscal 1995, $3,314 for fiscal 1994 and $3,165 for fiscal 1993.

(8) Income Taxes

The components of income tax expense (benefit) related to earnings from continuing operations before income taxes are as follows:

                                 Fiscal Year Ended
                          April 29,   April 30,     May 1,
                            1995        1994         1993
Current:
  Federal                 $10,479      $10,534      $ 7,828

  State                     2,163        1,930        1,551

                           12,642       12,464        9,379

Deferred:
  Federal                   3,037          881         (296)

  State                       241          146          (53)

                            3,278        1,027         (349)

Income taxes              $15,920      $13,491      $ 9,030

Income tax payments       $11,334      $10,904      $10,383

Income tax expense differs from the amounts resulting from applying the statutory federal income tax rate to earnings from continuing operations before income taxes as follows:

                                           Fiscal Year Ended
                                   April 29,    April 30,     May 1,
                                     1995         1994         1993
Taxes computed using federal
  statutory rate                    35.00%       35.00%       34.00%

State income taxes, net of
  federal income tax benefit         3.78         3.90         3.96

Federal fuel tax credit             (0.37)       (0.28)       (0.29)

Other, net                           0.12        (0.32)       (1.36)

Effective tax rate                  38.53%       38.30%       36.31%

Deferred income taxes for fiscal 1995 and fiscal 1994 reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at April 29, 1995 and April 30, 1994, are as follows:

                                      April 29,    April 30,
                                        1995         1994
Deferred tax assets:
  Allowance for doubtful accounts    $   1,225      $ 1,071

  Inventory                              1,138          478

  Accrued expenses                       3,224          654

  Accrual for loss on discontinued
    operations                               -        2,161

  Other                                    734          571

    Total deferred tax assets            6,321        4,935

Deferred tax liabilities:

  Property and equipment - depreciation (8,021)      (1,971)

  Retirement plan                       (3,304)      (3,038)

  Other                                   (345)        (274)

    Total deferred tax liabilities     (11,670)      (5,283)

Net deferred tax liability            $ (5,349)     $  (348)

Net current deferred tax asset        $  5,260      $ 4,725

Net noncurrent deferred tax liability  (10,609)      (5,073)

    Net deferred tax liability        $ (5,349)     $  (348)

The Company has sufficient taxable income in the available carryback periods and future taxable income from reversing taxable temporary differences to realize substantially all of its deferred tax assets at April 29, 1995. Management believes, based on the Company's history of generating earnings and expectations of future earnings, that it is more likely than not that all deferred tax assets will be realized. Therefore, no valuation allowance is necessary.

(9) Stock Option Plans

The Company's Omnibus Stock Incentive Plan (the Omnibus Plan) authorizes the granting of a maximum of 900,000 shares of common stock (subject to adjustment to reflect certain dilutive events), in the form of shares of restricted common stock, incentive stock options and nonqualified stock options with or without stock appreciation rights (SARs), to certain employees. Options to purchase the Company's common stock are granted at a price no less than the fair market value of the stock on the date of grant (if the option is an incentive stock option) or 50% of the fair market value of the stock on the date of grant (if the option is a nonqualified stock option). Options to purchase 534,950 shares remain outstanding under the Omnibus Plan at April 29, 1995.

The Company's Long-Term Incentive Plan (the Incentive Plan) provided for the granting of a maximum of 1,000,000 shares of common stock (subject to adjustment to reflect certain dilutive events), in the form of shares of restricted common stock, incentive stock options and nonqualified stock options with or without SARs, to certain employees. Options to purchase the Company's common stock were granted at a price no less than the fair market value of the stock on the date of grant (if the option was an incentive stock option) or 85% of the fair market value of the stock on the date of grant (if the option was a nonqualified stock option). As a result of the adoption of the Omnibus Plan, no further grants may be made under the Incentive Plan. Options to purchase 96,750 shares of common stock remain outstanding under the Incentive Plan at April 29, 1995.

The Company's Non-Employee Directors' Stock Option Plan (the Directors' Stock
Plan) authorizes the granting of a maximum of 75,000 shares of common stock (subject to adjustment to reflect certain dilutive events), in the form of nonqualified stock options. The Directors' Stock Plan provides for each eligible director to receive, on September 1 of each year, an option to purchase 1,000 shares of common stock. Options to purchase the Company's common stock are granted at the fair market value of the stock on the date of grant. Options to purchase 10,000 shares of common stock remain outstanding under the Directors' Stock Plan at April 29, 1995.

The number of shares subject to outstanding stock options is as follows:

(Shares in thousands)          Options           Price Range

Outstanding at May 2, 1992        766           $ 2.63 - 6.56
  Granted                         186                    8.56

  Exercised                      (248)            2.63 - 6.56

  Canceled                         (2)                   8.56


Outstanding at May 1, 1993        702             2.63 - 8.56

  Granted                         108                   15.50

  Exercised                      (213)            2.63 - 8.56

  Canceled                        (27)            3.83 -15.50


Outstanding at April 30, 1994     570             3.83 -15.50
  Granted                         202            14.75 -15.88

  Exercised                      (110)            3.83 -15.50

  Canceled                        (20)            3.83 -15.50


Outstanding at April 29, 1995     642           $ 3.83 -15.88

Exercisable at April 29, 1995     246           $ 3.83 -15.50

(10) Retirement Plans

Substantially all of the Company's employees are covered by defined benefit plans. The majority of the Company's employees are covered by a noncontributory defined benefit plan sponsored by the Company. In addition, the Company sponsors a noncontributory defined benefit plan for union employees under collective bargaining agreements with Rotelle.

The Richfood Employees' Retirement Plan covers employees who meet certain age and service requirements. Retirement benefits vest after 5 years of service and are based on years of service and average final compensation. The Company's funding policy has been to contribute annually the maximum amount deductible for income tax purposes. No contributions were permitted under this policy in any of the fiscal years presented. Plan assets at April 29, 1995, consist primarily of equity securities, U.S. government and agency obligations, mortgage-backed securities and corporate obligations.

The Rotelle, Inc. Pension Plan covers hourly-paid union employees of Rotelle. Hourly-paid union employees of Rotelle become participants in the Rotelle, Inc. Pension Plan on their date of hire. Retirement benefits vest after 5 years of service and are based on a fixed dollar payment per month and years of credited service. The Company currently contributes to the plan on a monthly basis. Assets held under the plan at April 29, 1995, consist primarily of equity securities, U.S. government and agency obligations, guaranteed insurance contracts and corporate obligations.

The funded status of the plans are as follows:

                                     April 29, 1995           April 30, 1994
                              Assets Exceed     Accumulated    Assets Exceed
                               Accumulated        Benefits      Accumulated
                                 Benefits      Exceed Assets     Benefits

Actuarial present value of
  vested benefit obligation      $21,236          $3,503          $19,457


Accumulated benefit obligation   $22,398          $3,585          $20,570


Fair value of plan assets        $47,708          $2,711          $44,843

Projected benefit obligation      34,782           3,625           31,771


Plan assets in excess of
  (less than) projected
  benefit obligation              12,926            (914)          13,072

Unrecognized net
  transition asset                (5,949)              -           (6,830)

Unrecognized net loss              1,525             201            1,568

Minimum liability                      -            (161)               -

Net pension asset (liability)    $ 8,502          $ (874)        $  7,810

The following are the components of net retirement income related to the defined benefit plans:

                                             Fiscal Year Ended
                                    April 29,      April 30,      May 1,
                                      1995           1994          1993
Service cost - present
  value of benefits earned
  during the year                   $ 1,932        $ 1,537        $ 1,378

Interest cost on projected
  benefit obligation                  2,659          2,102          1,966

Expected return on
  plan assets, net of
  amount deferred                    (4,008)        (2,914)        (3,655)

Net amortization and deferral        (1,044)        (1,777)          (792)

Net retirement income               $  (461)       $(1,052)       $(1,103)

The Company assumed a weighted average discount rate of 7.75% and an expected long-term rate of return of 9% for all years presented. The Company assumed a projected increase in compensation of 6% for the Richfood Employees' Retirement Plan for all years presented.

The Company maintains a nonqualified, unfunded supplemental retirement plan for selected management personnel. Supplemental retirement plan benefits vest after 10 years of service and are based on years of service and average final compensation. The Company established a trust that maintains life insurance policies to act as a financing source for the plan. The cash surrender value of the life insurance policies was $846 at April 29, 1995 and $644 at April 30, 1994. The projected benefit obligation for this plan was $831 at April 29, 1995 and $823 at April 30, 1994, and is included in deferred credits and other on the accompanying consolidated balance sheets.

The Company maintains a defined contribution employee savings and stock ownership plan. The plan is offered to substantially all employees who meet certain age and service requirements and allows for participant pretax contributions and employer matching contributions. The Company contributed $275, $280 and $163 to the plan for fiscal 1995, fiscal 1994 and fiscal 1993, respectively.

(11) Significant Customers

Sales to three customers accounted for 26%, 13% and 10% of the Company's sales in fiscal 1995. Sales to two customers accounted for 29% and 15% of sales in fiscal 1994, and 29% and 17% of sales in fiscal 1993.

(12) Litigation and Related Matters

The Company is party to various legal actions that are incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes that the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or business.

(13) Selected Quarterly Financial Data (unaudited)

Summarized quarterly financial information for the quarters indicated and market price and dividend information for the Company's common stock are as follows:

                                                      Fiscal Year Ended April 29, 1995
                                                  First       Second      Third      Fourth
                                                (12 weeks)  (12 weeks)  (12 weeks)  (16 weeks)
Sales                                            $296,466    $344,618    $380,458    $498,908

Gross profit                                       24,789      31,081      34,454      44,485

Net earnings                                        4,868       5,403       6,330       8,800

Net earnings per common share                        0.23        0.25        0.30        0.41

Cash dividends declared per common share            0.025       0.025       0.025       0.025

Market price range:

  Low                                            $     13    $ 13 1/2    $ 14 1/2    $ 15 3/4
  High                                             16 3/4      16 1/2      17          20 1/4

                                                      Fiscal Year Ended April 29, 1994
                                                  First       Second      Third      Fourth
                                                (12 weeks)  (12 weeks)  (12 weeks)  (16 weeks)
Sales                                            $293,367    $283,921    $294,556    $403,266

Gross profit                                       23,890      24,077      24,603      34,715

Earnings from continuing operations                 4,410       4,458       5,405       7,461

Net earnings                                        4,410       4,458       5,016       3,291

Earnings per common share from continuing
  operations                                         0.21        0.21        0.25        0.35

Net earnings per common share                        0.21        0.21        0.24        0.15

Cash dividends declared per common share             0.02        0.02        0.02        0.02

Market price range:

  Low                                            $ 12 3/4   $ 15 1/16    $ 15 1/4    $ 15 1/4
  High                                             15 5/8      16 3/4      17 1/2      18 1/4

The Company's fiscal year consists of thirteen periods. In computing quarterly financial data, the first, second and third quarters each include three periods while the fourth quarter includes four periods. Market price information for the Company's common stock reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.