Form 10-K, Exhibit 13
period 1996-04-27
RICHFOOD HOLDINGS INC
filed 1996-07-26
CIK 819632

FINANCIAL REVIEW

The following discussion of the Company's consolidated results of operations and financial position should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this annual report. References in the following discussion are to the fiscal years ended April 27, 1996 ("fiscal 1996"), April 29, 1995 ("fiscal 1995") and April 30, 1994 ("fiscal 1994").

       Effective October 15, 1995, Super Rite Corporation ("Super Rite"), a full service wholesale and retail food distributor based in Harrisburg, Pennsylvania, became a wholly-owned subsidiary of Richfood Holdings, Inc. (the "Super Rite Acquisition"). The Super Rite Acquisition has been accounted for as a pooling of interests, which requires that the historical consolidated financial statements of Richfood and Super Rite as of and for the periods ended prior to the effective time of the Super Rite Acquisition be combined as if the transaction had occurred as of the beginning of the earliest period presented. Accordingly, the Consolidated Financial Statements discussed and analyzed below reflect the combined operations of Richfood and Super Rite. See note 2 to the Consolidated Financial Statements for further information with respect to the Super Rite Acquisition.

RESULTS OF OPERATIONS

Comparison of Fiscal 1996 with Fiscal 1995

Sales of $3.25 billion for fiscal 1996 consisted of $3.10 billion of wholesale grocery sales and $322.8 million of retail grocery sales. Wholesale grocery sales included $168.9 million of intersegment sales to the Company's retail grocery division. Wholesale grocery sales of $3.10 billion increased $239.6 million, or 8.4%, over sales of $2.86 billion for fiscal 1995. The Company's results of operations for fiscal 1996 included fifty-two weeks of operations for Super Rite, compared to fifty-three weeks in fiscal 1995. Excluding the effect of the additional week in fiscal 1995 for Super Rite, wholesale grocery sales would have increased $264.9 million, or 9.4%. This increase in wholesale grocery sales was primarily attributable to: sales to former customers of the wholesale division of Camellia Food Stores, Inc. ("Camellia"), which was acquired by the Company on April 3, 1995; the inclusion in fiscal 1996 of a full year of sales for Rotelle, Inc. ("Rotelle"), which was acquired by the Company on August 23, 1994; and sales to customers who expanded their retail operations.

       Retail grocery sales of $322.8 million for fiscal 1996 increased $18.1 million, or 5.9%, over sales of $304.7 million for fiscal 1995. Excluding the effect of the additional week in fiscal 1995 for Super Rite, retail grocery sales would have increased $23.8 million, or 7.9%. This increase is primarily attributable to sales increases resulting from the Company's conversion of three former BASICS stores to the METRO format and the opening of two new METRO stores between May 1994 and April 1996. Sales for the METRO/BASICS Retail Division increased 6.7% on a comparable store basis in fiscal 1996, compared to fiscal 1995.

       Gross margin increased to 10.04% of sales for fiscal 1996 from 9.95% of sales for fiscal 1995. The increase was primarily attributable to increased gross margins in the Company's retail operations resulting from an emphasis on selling categories with higher margins such as meat, perishables and private label items.

       Operating and administrative expenses were 7.28% of sales in fiscal 1996, compared to 7.22% of sales in fiscal 1995. The increase in operating and administrative expenses was primarily attributable to the Company increasing its provision for doubtful accounts in fiscal 1996 and the effect of incremental depreciation and amortization expense resulting primarily from the inclusion of a full year of Rotelle's operating results in fiscal 1996.

       The Company's operating results for fiscal 1996 included a one-time charge for merger and integration costs of $12.0 million in connection with the Super Rite Acquisition. This charge primarily related to transaction costs associated with the Super Rite Acquisition, severance costs and costs related to the conversion of certain BASICS locations to the METRO store format, including write-offs of property and equipment.

       Interest expense decreased to $12.4 million in fiscal 1996 from $18.3 million in fiscal 1995. The decrease was primarily due to the early extinguishment of $27.5 million of the Company's 10 5/8% Senior Subordinated Notes due April 2002 ("Senior Subordinated Notes") and the repayment in full of borrowings under a $25.0 million term loan facility and a $25.0 million revolving credit facility.

       The Company's effective income tax rate was 42.8% in fiscal 1996, compared to 41.2% in fiscal 1995. The higher effective tax rate for fiscal 1996 was primarily attributable to certain nondeductible merger and integration costs associated with the Super Rite Acquisition.

       The extraordinary loss, net of tax, of $2.2 million for fiscal 1996 primarily related to the repurchase, at market prices above par, of $27.5 million principal amount of Senior Subordinated Notes and is comprised of (i) the amount paid in excess of their par value, and (ii) the write-off of related deferred financing costs. The Company expects to continue to repurchase these notes, from time-to-time, when market prices therefor are economically beneficial in relation to the Company's cost of funds. The Senior Subordinated Notes include an optional redemption provision which permits the Company to redeem all, or any portion of, the notes at a declining redemption price (initially 105.31% of par) at any time from and after April 1, 1997.

       Excluding the effects of the one-time charge for merger and integration costs related to the Super Rite Acquisition and the extraordinary loss related to early extinguishment of debt, net earnings for fiscal 1996 were $47.0 million, or $1.51 per share, a 19.9% increase over net earnings of $39.2 million, or $1.26 per share, for fiscal 1995. Net earnings for fiscal 1996, including the effects of the one-time charge and extraordinary loss, were $37.1 million, or $1.19 per share.

Comparison of Fiscal 1995 with Fiscal 1994

Fiscal 1995 results of operations include the effects of two strategic acquisitions completed by the Company during the fiscal year: on August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, a wholesale frozen food distributor located in West Point, Pennsylvania; and on April 3, 1995, the Company acquired certain assets and assumed certain contracts of Camellia, a retail and wholesale food distributor located in Norfolk, Virginia. Each of these acquisitions was accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired businesses have been included in the Company's results from the respective dates that the acquisitions were completed.

       Sales of $2.99 billion for fiscal 1995 consisted of $2.86 billion of wholesale grocery sales and $304.7 million of retail grocery sales. Wholesale grocery sales included $169.4 million of intersegment sales to the Company's retail grocery division. Wholesale grocery sales of $2.86 billion for fiscal 1995 increased $397.5 million, or 16.2%, over sales of $2.46 billion for fiscal 1994. Excluding the effect of the additional week in fiscal 1995 for Super Rite, wholesale grocery sales would have increased $372.3 million, or 15.1%. This increase in wholesale grocery sales for fiscal 1995 was primarily attributable to sales of $235.2 million recorded by Rotelle after its acquisition by the Company and the growth of existing customers' retail operations.

       Retail grocery sales of $304.7 million for fiscal 1995 increased $44.0 million, or 16.9%, over sales of $260.7 million for fiscal 1994. Excluding the effect of the additional week in fiscal 1995 for Super Rite, retail grocery sales would have increased $38.3 million, or 14.7%. This increase in retail grocery sales for fiscal 1995 was primarily due to sales by three new METRO superstores opened during the fiscal year and sales gains in comparable METRO stores. Excluding the effect of the additional week of retail grocery sales in fiscal 1995 for Super Rite, same store sales increased 7.0%.

       Gross margin increased to 9.95% of sales for fiscal 1995, compared to 9.84% of sales for fiscal 1994. The increase in gross margin in fiscal 1995 was primarily attributable to Rotelle's higher margin frozen food sales and increased gross margin in the METRO stores. These increases were offset in part as a result of a greater percentage of Super Rite sales being in lower margin dry grocery product lines in fiscal 1995 as compared to fiscal 1994.

       Operating and administrative expenses were 7.22% of sales in fiscal 1995, compared to 7.34% of sales in fiscal 1994. Lower operating and administrative expenses as a percent of sales in fiscal 1995 as compared to fiscal 1994 reflects the incremental leveraging of fixed expenses in the Company's wholesale operations through increased sales, offset in part by the inclusion of the higher operating expense ratio for Rotelle's frozen food wholesale operation in fiscal 1995 results and expenses incurred in the transition of the Camellia sales volume to the Company's Mechanicsville, Virginia, distribution center.

       During fiscal 1994, the Company recognized a loss on the disposal of assets of $13.1 million, which included an additional reserve of $7.0 million related to the write down of the assets of five closed retail grocery stores located in the Washington, D. C. area to their estimated net realizable values. This additional reserve of $7.0 million increased the fiscal 1993 reserve of $9.2 million related to these stores. Also included in the loss on the disposal of assets in fiscal 1994 was $6.1 million related to the write down of the assets of three retail grocery stores located in Raleigh, North Carolina, to their estimated net realizable values. The assets related to these eight stores were sold during fiscal 1995.

       Interest expense increased $0.8 million in fiscal 1995 over fiscal 1994, due to increasing average interest rates under the Company's variable rate borrowing facilities and additional borrowings made by the Company, primarily to finance the Company's acquisition of Rotelle in fiscal 1995.

       Interest income was $3.3 million in fiscal 1995 compared to $3.2 million in fiscal 1994. Average notes receivable were $37.3 million and $43.7 million for fiscal 1995 and 1994, respectively. The Company's effective interest rate earned on its portfolio of loans to retailers, most of which bear interest at a variable rate equal to the prime lending rate plus 2%, increased during fiscal 1995, primarily due to increases in the prime lending rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $17.4 million at April 27, 1996, compared to $29.4 million at April 29, 1995.

Net Cash Provided by Operating Activities

The Company's operations continue to generate significant cash to support the Company's growth. Net cash provided by operating activities for fiscal 1996 was $89.6 million. This amount included: net earnings of $37.1 million; adjustments to conform the fiscal year end of the pooled company, including net earnings of $2.5 million and non-cash components of $2.0 million; and depreciation and amortization of $27.1 million. The adjustments to conform the fiscal year end of the pooled company consist of Super Rite's net earnings for the eight week period between March 4, 1995, its former fiscal year end, and the Company's April 29, 1995, fiscal year end, and certain non-cash components, primarily depreciation and amortization for the same period.

       Net cash provided by operating activities was $100.4 million and $63.0 million for fiscal 1995 and 1994, respectively. These amounts primarily consisted of net earnings of $39.2 million in fiscal 1995 and $21.4 million in fiscal 1994, and depreciation and amortization of $23.9 million in fiscal 1995 and $22.4 million in fiscal 1994.

       Working capital was $40.8 million at April 27, 1996 and $72.8 million at April 29, 1995. The decrease in working capital from April 29, 1995, to April 27, 1996, related primarily to a reduction in cash and cash equivalents, which were utilized to reduce long-term debt, and an increase in accounts payable resulting from the Company's continued focus on effective accounts payable management, offset in part by an increase in inventories.

       The Company's working capital needs are financed primarily through cash provided by operations. The Company also utilizes, on a short-term basis, two unsecured $20.0 million revolving lines of credit. Amounts drawn under these lines of credit are typically repaid within a few business days. The revolving lines of credit expire in July 1997 and December 1997. There were no borrowings outstanding under the facilities at April 27, 1996.

Net Cash Used for Investing Activities

Net cash used for investing activities was $20.3 million for fiscal 1996, $77.7 million for fiscal 1995 and $20.4 million for fiscal 1994. The increase in net cash used for investing activities in fiscal 1995 was primarily attributable to the Company's purchase of Rotelle for $50.7 million.

       Capital expenditures were $14.8 million for fiscal 1996, $20.0 million for fiscal 1995 and $20.7 million for fiscal 1994. Capital expenditures for all years included capital employed for the addition of new METRO stores and the conversion of existing BASICS stores to the METRO format. In addition, capital expenditures for such periods included the purchase of warehouse racking and material handling equipment at the Company's distribution centers and improvements to the dairy plant. Fiscal 1994 capital expenditures also included $4.5 million to construct a 67,000 square foot freezer expansion at the Mechanicsville, Virginia, distribution center. The Company anticipates that fiscal 1997 capital expenditures will be approximately $20.0 million. Budgeted capital expenditures for the wholesale operations include certain material handling equipment, improvements at the distribution centers and dairy plant and further investments in technology. Budgeted capital expenditures for the METRO/BASICS Retail Division include the addition of new METRO stores in the Baltimore, Maryland, market and the conversion of certain BASICS stores to the METRO format.

The Company remains committed to providing secured financing to support the growth of its retail customers. Loans issued to retailers were $16.8 million in fiscal 1996, $15.9 million in fiscal 1995 and $16.8 million in fiscal 1994. Collections on loans were $14.0 million in fiscal 1996, $12.4 million in fiscal 1995 and $16.8 million in fiscal 1994.

       The Company financed its $50.7 million acquisition of Rotelle during fiscal 1995 with borrowings under a $35.0 million revolving credit facility with a commercial bank, together with internally generated funds and borrowings under an existing revolving credit facility. The $35.0 million revolving credit facility was repaid in full in fiscal 1995.

Net Cash Used for Financing Activities

Net cash used for financing activities was $81.2 million for fiscal 1996, $14.4 million for fiscal 1995 and $27.9 million for fiscal 1994. During fiscal 1996, the Company reduced its total debt, including capital lease obligations and current maturities, by $80.8 million. The $80.8 million of net repayments primarily related to the repayment of outstanding borrowings under a $25.0 million revolving credit facility and a $25.0 million term loan facility, as well as the early extinguishment of $27.5 million of Senior Subordinated Notes.

       During fiscal 1994, the Company issued $45.0 million of 6.15% Senior Notes due July 1, 2000 ("Senior Notes"), the net proceeds of which were used to repay in full the $40.0 million bridge loan facility incurred to finance the acquisition of the Civilian Wholesale Division of B. Green & Company, Inc. in January 1993 and for general corporate purposes. The Senior Notes require semi-annual interest payments and, commencing on July 1, 1996, five annual sinking fund payments of $9.0 million of principal plus accrued interest.

       The Company's total debt, including capital lease obligations and current maturities, was $97.7 million at April 27, 1996, compared to $178.5 million at April 29, 1995. The ratio of total debt, including capital lease obligations and current maturities, to equity was 0.49 to 1 at April 27, 1996, and 1.11 to 1 at April 29, 1995.

       The Company increased the cash dividend on its common stock to $0.12 per share in fiscal 1996, from $0.10 per share in fiscal 1995 and $0.08 per share in fiscal 1994. Cash dividends paid were $2.9 million in fiscal 1996, $2.0 million in fiscal 1995 and $1.6 million in fiscal 1994. Shareholders' equity increased to $199.6 million at April 27, 1996, up from $160.3 million at April 29, 1995.

       The Company's capitalization at the end of the past two fiscal years is set forth below:

(dollar amounts in thousands)       April 27, 1996         April 29, 1995
- -------------------------------------------------------------------------------
Total debt, including
  capital lease
  obligations and

  current maturities              $ 97,743    32.9%      $178,531     52.7%
Shareholders'
  equity                           199,562    67.1%       160,330     47.3%
- -------------------------------------------------------------------------------
Total capitalization              $297,305   100.0%      $338,861    100.0%
- -------------------------------------------------------------------------------

       The Company believes that it has the ability to continue to generate adequate funds from its operations and through borrowings under its long-term debt facilities to maintain its competitive position and expand its business.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation," must be adopted by the Company no later than the fiscal year ending May 3, 1997. The adoption of these accounting standards is not expected to have a material impact on the Company's financial position or results of operations.

SELECTED CONSOLIDATED FINANCIAL DATA


                                                                                Fiscal Year Ended

- -------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands,                   April 27,        April 29,         April 30,          May 1,          May 2,
except per share data)                            1996            1995(a)            1994            1993(b)           1992

- -------------------------------------------------------------------------------------------------------------------------------
Operations:

   Sales                                      $ 3,250,868      $ 2,992,735       $ 2,545,676       $ 2,357,706     $ 2,186,097
   Gross margin                                   326,307          297,715           250,441           236,944         223,163
   Operating and administrative expenses          236,661          216,099           186,912           191,058         175,613
   Merger and integration costs                    11,993(c)            --                --                --              --
   Loss on disposal of assets                          --               --            13,148(d)          9,188(e)           --
   Interest expense                                12,354           18,312            17,534            17,619          16,895
   Earnings before income taxes and
      extraordinary loss                           68,529           66,643            36,025            22,765          31,911
   Earnings before extraordinary loss              39,215           39,218            21,371            14,311          19,150
   Extraordinary loss, net of tax                  (2,164)(d)           --                --            (5,042)(f)          --
   Net earnings                                    37,051           39,218            21,371             9,269          19,150
   Preferred stock dividends                           --               --                --             8,838           3,791
   Net earnings applicable to common stock         37,051           39,218            21,371               431          15,359
   Net earnings as a percent of sales                1.14%            1.31%             0.84%             0.39%           0.88%
- --------------------------------------------------------------------------------------------------------------------------------
Per Common Share Data:

   Earnings before extraordinary loss         $      1.26      $      1.26       $      0.70       $      0.18     $      0.54
   Net earnings                                      1.19             1.26              0.70              0.01            0.54
   Cash dividends declared                           0.12             0.10              0.08              0.07            0.05
   Book value                                        6.37             5.14              3.92              3.14            3.13
   Market price range-- High                           33               20                18 1/4            14 1/2           9 3/8
                     -- Low                            19 1/2           13 1/2            12 3/4             7 7/8           6 1/8

   Weighted average common

      shares outstanding                       31,216,738       31,140,926        30,514,503        30,192,221      28,283,235
- --------------------------------------------------------------------------------------------------------------------------------
Financial Position:

   Working capital                            $    40,828      $    72,780       $    84,926       $    68,401     $    39,780
   Total assets                                   564,261          580,770           487,904           487,266         418,353
   Long-term debt                                  97,743          178,531           181,576           208,875         131,873
   Shareholders' equity                           199,562          160,330           121,868            95,395          93,966
- --------------------------------------------------------------------------------------------------------------------------------
Financial Ratios and Other Data:

   Current ratio                                1.16 to 1        1.31 to 1         1.47 to 1         1.36 to 1       1.23 to 1
   Inventory turnover                               18.90            18.80             16.18             15.40           16.32
   Return on average assets                          6.47%            7.34%             4.38%             2.05%           4.94%
   Debt to equity ratio                         0.49 to 1        1.11 to 1         1.49 to 1         2.19 to 1       1.40 to 1
   Return on average shareholders' equity           20.59%           27.79%            19.67%             0.46%          21.59%
   Number of employees at fiscal year-end           4,925            4,600             4,639             4,397           5,197

================================================================================================================================

All historical financial data presented has been restated to reflect Richfood Holdings, Inc.'s October 15, 1995, acquisition of Super Rite Corporation which was accounted for as a pooling of interests (see note 2 to the Consolidated

Financial Statements).

(a) Results for fiscal 1995 reflect the acquisitions of Rotelle, Inc. on August 23, 1994, and the Wholesale Division of Camellia Food Stores, Inc. on
    April 3, 1995 (see note 2 to the Consolidated Financial Statements).

(b) Results for fiscal 1993 reflect the acquisition of the Civilian Wholesale Division of B. Green & Company, Inc. on January 22, 1993.

(c) See note 2 to the Consolidated Financial Statements and Financial Review for further discussion.

(d) See note 7 to the Consolidated Financial Statements and Financial Review for further discussion.

(e) See Financial Review for further discussion.

(f) The $5.0 million extraordinary loss, net of tax, in fiscal 1993 primarily related to the early redemption of then-outstanding Super Rite Foods, Inc.

    Senior Subordinated 13 1/4% Notes.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Richfood Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Richfood Holdings, Inc. and subsidiaries as of April 27, 1996 and April 29, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended April 27, 1996. The consolidated financial statements give effect to the merger on October 15, 1995 of a wholly-owned subsidiary of Richfood Holdings, Inc. with and into Super Rite Corporation, which has been accounted for using the pooling of interests method as described in note 2 to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the fiscal 1995 and 1994 consolidated financial statements of Super Rite Corporation, which consolidated financial statements reflect total assets constituting approximately 48% of the related consolidated financial statement total at April 29, 1995, and reflect sales constituting approximately 49% of the related consolidated financial statement totals for each of fiscal 1995 and 1994. The fiscal 1995 and 1994 consolidated financial statements of Super Rite Corporation were audited by other auditors, whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Super Rite Corporation, is based solely on the report of the other auditors.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richfood Holdings, Inc. and subsidiaries as of April 27, 1996 and April 29, 1995, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended April 27, 1996, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Richmond, Virginia
June 10, 1996

CONSOLIDATED STATEMENTS OF EARNINGS


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                      Fiscal Year Ended

- ----------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands,            April 27,       Percent         April 29,        Percent        April 30,        Percent
except per share data)                     1996          of Sales          1995          of Sales          1994          of Sales
- ----------------------------------------------------------------------------------------------------------------------------------

Sales (note 11)                         $ 3,250,868      100.00%       $ 2,992,735        100.00%      $ 2,545,676         100.00%
Costs and expenses, net:
   Cost of goods sold                     2,924,561       89.96          2,695,020         90.05         2,295,235          90.16
   Operating and administrative

      expenses                              236,661        7.28            216,099          7.22           186,912           7.34
   Merger and integration costs
      (note 2)                               11,993        0.37                 --            --                --          --
   Loss on disposal of assets
      (note 7)                                   --          --                 --            --            13,148           0.52
   Interest expense                          12,354        0.38             18,312          0.61            17,534           0.69
   Interest income                           (3,230)      (0.10)            (3,339)        (0.11)           (3,178)         (0.13)
- ----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes

   and extraordinary loss                    68,529        2.11             66,643          2.23            36,025           1.42
Income taxes (note 8)                        29,314        0.90             27,425          0.92            14,654           0.58
- ----------------------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary

   loss                                      39,215        1.21             39,218          1.31            21,371           0.84
Extraordinary loss, net of tax
   (note 7)                                  (2,164)      (0.07)                --            --                --             --
- ---------------------------------------------------------------------------------------------------------------------------------
Net earnings                            $    37,051        1.14%       $    39,218          1.31%      $    21,371           0.84%
=================================================================================================================================
Earnings per common share:

   Earnings before

      extraordinary loss                $      1.26                    $      1.26                     $      0.70
   Extraordinary loss, net of tax             (0.07)                            --                              --
- ---------------------------------------------------------------------------------------------------------------------------------
Net earnings                            $      1.19                    $      1.26                     $      0.70
=================================================================================================================================
Cash dividends declared

   per common share                     $      0.12                    $      0.10                     $      0.08
=================================================================================================================================
Weighted average common

   shares outstanding                    31,216,738                     31,140,926                      30,514,503
=================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS


========================================================================================================================
                                                                                           April 27,         April 29,

(Dollar amounts in thousands)                                                                1996              1995
- ------------------------------------------------------------------------------------------------------------------------

Assets
Current assets:

   Cash and cash equivalents (note 1(c))                                                   $  17,415         $  29,381
   Receivables, less allowance for doubtful accounts of $3,994 and $3,667 (note 4)           100,385           107,651
   Inventories (note 3)                                                                      162,461           147,005
   Other current assets (note 8)                                                              19,987            20,302
- ------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                   300,248           304,339
Notes receivable, less allowance for doubtful accounts of $1,579 and $1,077 (note 4)          27,179            26,988
Property and equipment, net (note 5)                                                         122,659           130,261
Goodwill, net (note 1(f))                                                                     74,455            79,732
Other assets (notes 1(f) and 10)                                                              39,720            39,450
- ------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                          $564,261          $580,770
========================================================================================================================

Liabilities and Shareholders' Equity
 Current liabilities:

   Current installments of long-term debt and capital lease obligations (notes 5 and 6)     $ 10,712         $  11,618
   Accounts payable                                                                          187,010           162,189
   Accrued expenses and other current liabilities                                             61,698            57,752
- ------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                              259,420           231,559
Long-term debt and capital lease obligations (notes 5 and 6)                                  87,031           166,913
Deferred credits and other (notes 8 and 10)                                                   18,248            21,968
Shareholders' equity (note 9):

   Preferred stock, without par value; authorized 5,000,000 shares;

      none issued or outstanding                                                                  --                --
   Common stock, without par value; authorized 60,000,000 shares;
      issued and outstanding 31,325,068 and 31,199,663 shares                                 66,964            63,978
   Retained earnings                                                                         132,598            96,352
- ------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                             199,562           160,330
Commitments and contingent liabilities (notes 5, 6, 10 and 12)
- ------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                                            $564,261          $580,770
========================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


===============================================================================================================================
(Dollar amounts in thousands,                                         Common Stock                 Retained
except share data)                                               Shares           Dollars          Earnings             Total

- -------------------------------------------------------------------------------------------------------------------------------

Balance at May 1, 1993                                       30,374,148          $ 55,786         $  39,609         $  95,395
   Net earnings                                                      --                --            21,371            21,371
   Issuance of common stock under employee
      stock incentive plans                                     364,775             2,321                --             2,321
   Tax benefit from common stock issued                              --             1,039                --             1,039
   Shares canceled/surrendered                                  (43,145)             (646)               --              (646)
   Exercises of contingent stock options of
      pooled company                                            371,256             4,093                --             4,093
   Cash dividends declared on common stock                           --                --            (1,705)           (1,705)
- -------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1994                                    31,067,034            62,593            59,275           121,868
   Net earnings                                                      --                --            39,218            39,218
   Issuance of common stock under employee
      stock incentive plans                                     150,668             1,305                --             1,305
   Tax benefit from common stock issued                              --               378                --               378
   Shares canceled/surrendered                                  (18,039)             (298)               --              (298)
   Cash dividends declared on common stock                           --                --            (2,141)           (2,141)
- -------------------------------------------------------------------------------------------------------------------------------

Balance at April 29, 1995                                    31,199,663            63,978            96,352           160,330
   Net earnings                                                      --                --            37,051            37,051
   Effect of change in fiscal year end of pooled company             --                --             2,548             2,548
   Issuance of common stock under employee
      stock incentive plans                                     155,391             1,301                --             1,301
   Tax benefit from common stock issued                              --               374                --               374
   Proceeds from short-swing profits (note 9)                        --             1,628                --             1,628
   Shares canceled/surrendered                                  (29,986)             (317)               --              (317)
   Cash dividends declared on common stock                           --                --            (3,353)           (3,353)
- -------------------------------------------------------------------------------------------------------------------------------

Balance at April 27, 1996                                    31,325,068           $66,964          $132,598          $199,562
===============================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            FISCAL YEAR ENDED
                                                                 April 27,       April 29,      April 30,

                                                                   1996            1995           1994
(Dollar amounts in thousands)

- ---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:

  Net earnings

  Adjustments to conform fiscal year of pooled company:          $ 37,051        $ 39,218       $ 21,371
    Net earnings                                                    2,548               -              -
    Non-cash components                                             1,959               -              -
  Adjustments to reconcile net earnings to net cash provided by operating activities:

       Depreciation and amortization                               27,089          23,903         22,390
       Provision for doubtful accounts                              6,197           4,490          2,938
       Deferred income taxes (note 8)                              (2,051)          1,821         (4,762)
       Extraordinary loss - loss on debt extinguishment,

         non-cash component (note 7)                                1,116               -              -
       Provision for loss on disposal of assets (note 7)                -               -         13,148
       Other, net                                                     (63)            382          1,916
       Changes in operating assets and liabilities, net of effects of acquisitions:

         Receivables                                                  564          (4,838)        (4,309)
         Inventories                                              (19,405)         13,337          6,508
         Other current assets                                         643           1,516          1,284
         Accounts payable, accrued expenses and other liabilities  33,903          20,578          2,515
- ---------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                        89,551         100,407         62,999
- ---------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

  Acquisitions, net of cash acquired (note 2)                           -         (56,977)             -
  Purchases of property and equipment                             (14,781)        (19,976)       (20,736)
  Proceeds from sale of property and equipment                        208           4,230              -
  Issuance of notes receivable                                    (16,805)        (15,902)       (16,823)
  Collections of notes receivable                                  13,988          12,425         16,830
  Other, net                                                       (2,935)         (1,493)           329
- ---------------------------------------------------------------------------------------------------------
  Net cash used for investing activities                          (20,325)        (77,693)       (20,400)
- ---------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

  Net repayment of revolving credit facilities                    (25,000)              -        (11,772)
  Proceeds from long-term debt                                          -               -         45,000
  Principal payments on long-term debt and capital lease

    obligations                                                   (55,788)        (12,481)       (59,755)
  Proceeds from issuance of common stock under employee
    stock incentive plans and other                                 2,545              93            291
  Cash dividends paid on common stock                              (2,949)         (2,033)        (1,648)
- ---------------------------------------------------------------------------------------------------------
  Net cash used for financing activities                          (81,192)        (14,421)       (27,884)
- ---------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents            (11,966)          8,293         14,715
  Cash and cash equivalents at beginning of fiscal year            29,381          21,088          6,373
- ---------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of fiscal year                $ 17,415        $ 29,381       $ 21,088
- ---------------------------------------------------------------------------------------------------------


See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data)

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Presentation

The Consolidated Financial Statements of Richfood Holdings, Inc. and subsidiaries (the "Company") as of and for the fiscal years ended April 27, 1996 ("fiscal 1996"), April 29, 1995 ("fiscal 1995") and April 30, 1994 ("fiscal
1994") include the accounts of Richfood Holdings, Inc. and all subsidiaries after the elimination of significant intercompany transactions and balances. See note 2 for information on the restatement of the Consolidated Financial Statements for the fiscal 1996 business combination that was accounted for as a pooling of interests.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

(b) Fiscal Year

The Company reports on a 52-53 week fiscal year ending the Saturday nearest April 30.

(c) Cash and Cash Equivalents

Cash equivalents of $16,613 and $25,156 at April 27, 1996 and April 29, 1995, respectively consist of money market funds, commercial paper and certificates of deposit. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

(d) Inventories

The Company values inventories at the lower of cost or market with the cost of the majority of inventories determined using the last-in, first-out ("LIFO") method. Cost for the remaining inventories is determined using the first-in, first-out ("FIFO") method.

(e) Property and Equipment

Property and equipment are stated at cost or, in the case of assets under capital leases, at the lesser of the fair value of the leased property or the present value of minimum lease payments at the inception of the lease, less accumulated depreciation and amortization.

       Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Assets under capital leases are amortized over the lesser of their useful lives or the terms of the respective leases using the straight-line method. In general, the estimated useful lives for computing depreciation and amortization are: 20 to 45 years for buildings; 3 to 15 years for vehicles, fixtures and equipment; and 2 to 9 years for assets under capital leases.

(f) Goodwill and Other Assets

The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis generally over 40 years. The Company's policy is to record an impairment loss against the unamortized goodwill in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made periodically and is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. Goodwill is shown net of accumulated amortization of $12,361 and $10,171 at April 27, 1996 and April 29, 1995, respectively.

       Other assets primarily consist of supply agreements, the prepaid pension asset (note 10), lease acquisition costs and noncompetition agreements. The supply agreements generally provide that the Company will be the principal supplier for the customers and generally include minimum purchase requirements by product category. Supply agreements are recorded at their acquisition cost and are being amortized on a straight-line basis over the terms of the respective supply agreements. Supply agreements included in other assets were $17,281 (net of $13,845 accumulated amortization) and $22,942 (net of $14,100 accumulated amortization) at April 27, 1996 and April 29, 1995, respectively. An evaluation of the recorded value for supply agreements is made periodically and is based on such factors as the relationship with the applicable customer and expectations as to future revenues under the applicable contract. Lease acquisition costs incurred, principally for the purchase of existing store locations, are being amortized on a straight-line basis over the terms of the respective leases. Other assets also include noncompetition agreements which are being amortized on a straight-line basis over the terms of the respective agreements.

(g) Store Pre-opening Costs

Costs associated with the Company opening new retail stores are charged to expense as incurred.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using income tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

(i) Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt reported in the Consolidated Balance Sheets. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and certain notes receivable approximate fair value at April 27, 1996 and April 29, 1995 because of the short-term nature of these financial instruments. The carrying amount of certain notes receivable and long-term debt, which are subject to variable interest rates, approximate fair value at April 27, 1996 and April 29, 1995 due to variable interest rates related to these financial instruments. The fair value of long-term debt with fixed interest rates approximates the carrying value at April 27, 1996 and April 29, 1995 and is calculated by discounting scheduled cash flows through maturity using estimated rates currently offered for long-term debt with similar terms and average maturities.

(j) Earnings per Common Share

Earnings per common share amounts are computed based on earnings divided by the weighted average number of common shares outstanding during the respective fiscal years presented. Stock options are not considered as common stock equivalents in the earnings per share calculations because they have no material dilutive effect.

(2) Merger and Acquisitions

On October 15, 1995, Super Rite Corporation ("Super Rite"), a full service wholesale and retail grocery distributor headquartered in Harrisburg, Pennsylvania, became a wholly-owned subsidiary of Richfood Holdings, Inc. ("Richfood") and each outstanding share of common stock of Super Rite was converted into the right to acquire 1.0205 shares of common stock of Richfood. Under the terms of the merger, Richfood issued 9,770,188 shares of common stock to the shareholders of Super Rite and outstanding options to acquire shares of Super Rite common stock were converted into options to acquire approximately 230,000 shares of Richfood common stock.

       The merger has been accounted for using the pooling of interests method and, accordingly, the Consolidated Financial Statements for periods prior to October 15, 1995 have been restated to include the accounts of Super Rite. Super Rite previously used the fiscal year ending on the Saturday closest to February 29th or March 1st for its financial reporting purposes. Super Rite's consolidated balance sheet at its fiscal year-end of March 4, 1995 has been combined with that of Richfood for its fiscal year-end of April 29, 1995. Super Rite's results of operations for its fifty-three week fiscal 1995 and fifty-two week fiscal 1994 periods have been combined with those of Richfood for its fifty-two week fiscal 1995 and 1994 periods, respectively. In order to conform to Richfood's fiscal year, Super Rite's net earnings of $2,548, on sales of $228,113, for the eight-week period from March 5, 1995 to April 29, 1995, have been reflected as a direct adjustment to retained earnings. Richfood has conformed certain of Super Rite's accounting practices and methods to the Company's in conjunction with the restatements of the prior years' historical consolidated financial statements, in accordance with the pooling of interests method. Adjustments to conform certain of Super Rite's accounting practices and methods to those of the Company primarily relate to the accounting for inventories, store pre-opening and closing expenses, insurance and certain other operating expenses. The cumulative effect of conforming accounting practices and methods on periods prior to fiscal 1994 was an $8,800 decrease in retained earnings at May 1, 1993.

        As a result of the merger, the Company recorded a one-time charge for merger and integration costs of $11,993 in the third quarter of fiscal 1996. This charge included $4,881 of costs, including write-offs of property and equipment, associated with the conversion of certain of the Company's retail grocery stores operating under the BASICS format to the METRO store format, $3,709 of direct transaction costs and professional fees, $1,403 of severance and related costs associated with the elimination of duplicate employee functions, $1,100 of costs associated with terminating certain transportation equipment leases and duplicate product lines and $900 of other acquisition related costs. During the third and fourth quarters of fiscal 1996, $5,473 of the merger and integration reserve was utilized. The remaining reserve of $6,520 at April 27, 1996 is expected to be utilized within the next fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Dollar amounts in thousands, except per share data)

       Sales and net earnings information of the separate companies, and respective subsidiaries, for the twenty-four week period preceding the October 15, 1995 merger and for fiscal 1995 and fiscal 1994 are as follows:

                              Twenty-four

                             Weeks Ended        Fiscal Year Ended

- -----------------------------------------------------------------------------
                               October 14,   April 29,     April 30,
                                  1995         1995          1994

- -----------------------------------------------------------------------------
Sales:

  Richfood Holdings, Inc.     $   782,932    $1,520,450   $1,287,402
  Super Rite Corporation          703,244     1,473,822    1,259,234
  Adjustments to conform
   certain of Super Rite
   Corporation's accounting

   practices and methods           (1,666)       (1,537)        (960)
- -----------------------------------------------------------------------------
  Combined                     $1,484,510    $2,992,735   $2,545,676
- -----------------------------------------------------------------------------
Net earnings:

  Richfood Holdings, Inc.    $     12,903  $     25,401 $     17,175
  Super Rite Corporation            6,054        12,951        5,053
  Adjustments to conform
  certain of Super Rite
  Corporation's accounting
     practices and methods          1,058           866         (857)
- -----------------------------------------------------------------------------
  Combined                   $     20,015  $     39,218 $     21,371
- -----------------------------------------------------------------------------

       On August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, Inc. ("Rotelle"), a wholesale frozen food distributor headquartered in West Point, Pennsylvania. The purchase price of the acquisition was $50,700. The Company accounted for the Rotelle acquisition under the purchase method and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statements of Earnings since the date of acquisition.

       The following unaudited pro forma financial information presents the results of operations of the Company as if the Rotelle acquisition had occurred as of the beginning of fiscal 1994:

                                                Fiscal Year Ended

- ------------------------------------------------------------------------------
                                             April 29,     April 30,
                                               1995          1994

- ------------------------------------------------------------------------------
  Sales                                      $3,085,360   $2,883,509
  Net earnings                                   40,016       21,752
  Net earnings per common share                    1.28         0.71
- ------------------------------------------------------------------------------

       Fair value of assets acquired and liabilities assumed in the purchase of Rotelle are as follows:

                                                     Fair Value as of
                                                      August 23, 1994

- ------------------------------------------------------------------------------
Current assets                                               $36,049
Noncurrent assets                                             55,957

- ------------------------------------------------------------------------------
  Total assets                                                92,006
Current liabilities                                           25,040
Noncurrent liabilities                                        16,266
- ------------------------------------------------------------------------------
  Total liabilities                                           41,306
Net cash paid                                                $50,700

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

(3) Inventories

At April 27, 1996 and April 29, 1995, approximately 87% and 84%, respectively, of total inventories were valued using the LIFO method. Costs for the remaining inventories were determined using the FIFO method. If all inventories were valued at the lower of FIFO cost or market, inventories would have been higher by approximately $8,081 at April 27, 1996 and $6,647 at April 29, 1995, and net earnings would have been higher by approximately $821 for fiscal 1996, $935 for fiscal 1995 and $209 for fiscal 1994. FIFO value of inventories approximates their replacement cost.

(4) Notes Receivable

The Company's notes receivable are due principally from customers and relate primarily to financing for store acquisitions and improvements. The related operating profit generated from these financing activities is not significant. The majority of such notes bear interest at the prime rate plus 2% (10 1/4 % at April 27, 1996) and have remaining terms ranging from 1 to 12 years. Collateral securing such notes varies, but may include inventory, equipment, fixtures, accounts receivable, contract rights, personal assets and pledges of Richfood common stock. Receivables shown in current assets include $5,878 and $8,141 at April 27, 1996 and April 29, 1995, respectively, related to current maturities of these notes receivable.

(5) Property and Equipment and Leases

Property and equipment are summarized as follows:

                                              April 27,    April 29,
                                                1996         1995

- ------------------------------------------------------------------------------
Land                                         $    5,471    $   5,471
Buildings                                        63,815       62,469
Fixtures and equipment                          106,364      100,078
Leasehold improvements                           27,195       26,834
Trucks and autos                                 13,862       14,916
Assets under capital leases:

  Truck fleet                                     3,168        5,502
  Buildings                                         662          662
  Other                                           2,212        2,288
- ------------------------------------------------------------------------------
   Total property and equipment                 222,749      218,220
Less accumulated depreciation

  and amortization                              100,090       87,959
- ------------------------------------------------------------------------------
   Property and equipment, net                 $122,659     $130,261
- ------------------------------------------------------------------------------

       Capital lease obligations have imputed interest rates that are principally at 6.5% and are due in varying monthly amounts through fiscal 2002. Capital lease payments generally include executory costs which cover taxes, maintenance, insurance and other related expenses.

       Future minimum lease payments under capital leases at April 27, 1996 are as follows:

Fiscal Year                                          Lease Obligations

- -----------------------------------------------------------------------------
1997                                                          $1,157
1998                                                             336
1999                                                              59
2000                                                              59
2001                                                              59
Later years                                                        9
- -----------------------------------------------------------------------------
  Total future minimum lease payments 1,679 Less:

  Executory costs                                               (540)
  Imputed interest                                               (88)

- -----------------------------------------------------------------------------
  Obligations under capital leases,

   including current installments of $752                     $1,051
- -----------------------------------------------------------------------------

       The Company leases certain warehouse, office and storage facilities, equipment and retail stores under noncancelable operating leases that expire within 29 years from April 27, 1996 and have renewal options from 5 to 35 years. The majority of the leases provide for the payment of taxes, insurance and maintenance (and contingent rentals based on sales volume for retail store leases) by the Company. The Company subleases certain warehouse space and certain retail stores to third parties.

       The Company's Harrisburg, Pennsylvania distribution center, refrigerated warehouse space and certain retail locations are leased at fair market rates from various partnerships, the partners of which are related parties. The annual rent expense was $5,996, $5,475 and $5,067 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The leases, which expire at various dates through 2025, are accounted for as operating leases and certain of the leases have renewal options up to 25 years. Future minimum lease rentals to be paid under these leases are $4,923 for fiscal 1997, $4,959 for fiscal 1998, $4,988 for fiscal 1999, $5,020 for fiscal 2000, $5,274 for fiscal 2001 and $123,771 for later years.

       As of April 27, 1996, minimum rentals to be paid and minimum sublease rentals to be received on noncancelable operating leases with remaining terms greater than one year are as follows:

                                 Minimum       Minimum
                                  Lease       Sublease

                               Rentals To    Rentals To       Net

Fiscal Year                      Be Paid     Be Received    Rentals

- ------------------------------------------------------------------------------
1997                            $  25,262      $  5,907     $  19,355
1998                               23,962         5,580        18,382
1999                               22,538         5,352        17,186
2000                               19,928         4,942        14,986
2001                               17,864         4,410        13,454
Later years                       207,671        30,981       176,690
- ------------------------------------------------------------------------------
  Total                          $317,225       $57,172      $260,053


       Total annual rental expense under noncancelable operating leases with terms greater than one year are as follows:

                                          Fiscal Year Ended

- -----------------------------------------------------------------------------
                                 April 27,     April 29,    April 30,
                                   1996          1995         1994

- -----------------------------------------------------------------------------
Minimum rentals                   $26,243       $26,993      $25,021
Less sublease income               (8,174)       (8,280)      (7,515)
- -----------------------------------------------------------------------------
Rental expense                    $18,069       $18,713      $17,506

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Dollar amounts in thousands, except per share data)

       In connection with various guarantees of certain customer store leases, the Company is contingently liable, in the event of customer nonperformance, for future lease payments with a present value of approximately $36,000 at April 27, 1996. The related leases expire at varying dates over the next 17 years.

(6) Long-term Debt and Capital Lease Obligations

Long-term debt, including capital lease obligations, consists of the following:

                                               April 27,    April 29,
                                                 1996         1995

- ------------------------------------------------------------------------------
Senior Subordinated Notes,
  unsecured, interest rate of 10 5/8%,

  due April 2002                                 $47,525   $  75,000
Senior Notes, interest rate of 6.15%,
  unsecured, due July 1996 to July 2000           45,000      45,000
Term Loan Facility, repaid October 1995               --      25,000
Revolving Credit Facilities, repaid
  October 1995                                        --      25,000
Other long-term debt, including
  obligations under capital leases (note 5)        5,218       8,531
- ------------------------------------------------------------------------------
Total long-term debt and capital

  lease obligations                               97,743     178,531
Less current installments                         10,712      11,618
- ------------------------------------------------------------------------------
Long-term debt and capital lease

  obligations, net of current installments       $87,031    $166,913

- ------------------------------------------------------------------------------

       On April 14, 1992, the Company issued $75,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes, due 2002. The Senior Subordinated Notes require semiannual interest payments. During fiscal 1996, the Company repurchased, at market prices above par, $27,475 of the Senior Subordinated Notes (note 7). The Senior Subordinated Notes include an optional redemption provision whereby the Company may elect to redeem all, or any portion, of the notes at a declining redemption price (initially 105.31% of par) at any time from and after April 1, 1997.

       On July 16, 1993, the Company issued $45,000 aggregate principal amount of 6.15% Senior Notes, due over a term of seven years. The Senior Notes require semiannual interest payments and, commencing on July 1, 1996, five annual sinking fund payments consisting of principal of $9,000 plus accrued interest through July 2000. The Senior Notes also include an optional redemption provision whereby the Company may elect to redeem all, or any portion, of the debt prior to maturity subject to certain make-whole provisions.

       In December 1995, the Company entered into a $20,000 revolving credit facility with a commercial bank to provide for the general working capital needs of the Company. The unsecured revolving credit facility expires in December 1997. Borrowings under the facility bear interest at a fixed rate of interest equal to (i) the commercial bank's Overnight Commercial Loan Rate or (ii) a Eurodollar Rate fixed for an interest period determined by the Company. The facility includes a 0.20% fee on the average daily unused portion of the facility. There were no borrowings outstanding under this revolving credit facility at April 27, 1996.

       In February 1996, the Company entered into a $20,000 revolving credit facility with a commercial bank to provide for the general working capital needs of the Company. The unsecured revolving credit facility expires in July 1997. Borrowings under the facility bear interest at a rate, selected by the Company, equal to (i) a floating rate equal to the commercial bank's overnight cost of funds plus 0.35% or (ii) a fixed rate equal to LIBOR plus 0.35%, and include a 0.125% fee on the average daily unused portion of the facility. There were no borrowings outstanding under this revolving credit facility at April 27, 1996.

       Future principal repayments on long-term debt, excluding obligations under capital leases, for the five fiscal years subsequent to fiscal 1996 are: fiscal 1997-- $9,960; fiscal 1998--$9,583; fiscal 1999--$9,500; fiscal
2000--$9,500; and fiscal 2001--$9,500.

       The Company's long-term debt facilities contain covenants that, among other things, limit the incurrence of additional indebtedness; prohibit certain liens on the Company's assets; require the Company to maintain a minimum net worth; limit Richfood, Inc.'s and Super Rite's ability to transfer funds to Richfood Holdings, Inc. in the form of loans, advances or cash dividends and require the Company to meet certain financial ratios as of each quarter end. Under the most restrictive of these covenants, at April 27, 1996, (i) the Company had approximately $104,000 of shareholders' equity available for cash dividends, (ii) approximately $46,000 of Richfood, Inc.'s net assets of $61,000 were subject to restrictions on transfer to Richfood Holdings, Inc. and (iii) approximately $50,000 of Super Rite's net assets of $57,000 were subject to restriction on transfer to Richfood Holdings, Inc.

       The Company has issued $10,194 in standby letters of credit, primarily for self-insurance purposes. These letters of credit are subject to annual renewal and will be replaced with similar letters of credit in the normal course of business.

       Interest payments made under long-term debt, including capital leases, were $11,671 for fiscal 1996, $17,706 for fiscal 1995 and $16,533 for fiscal 1994.

(7) Extraordinary Loss and Loss on Disposal of Assets

The extraordinary loss of $2,164, net of tax benefit of $1,733, for fiscal 1996 primarily related to the repurchase, at market prices above par, of $27,475 principal amount of Senior Subordinated Notes and is comprised of (i) the amount paid in excess of their par value, and (ii) the write-off of related deferred financing costs. The Company expects to continue to repurchase these notes, from time-to-time, when market prices therefor are economically beneficial in relation to the Company's cost of funds.

       During fiscal 1994, the Company recorded a $6,975 loss on disposal of assets in connection with the Company's February 1993 announcement of its plans to sell its remaining seven supermarkets in the Washington, D.C. area and its strategy to concentrate its retail operations in the metropolitan Baltimore, Maryland market. The fiscal 1994 provision for loss on disposal of assets primarily represented the loss on the sale of the stores and estimated operating losses through the date of closing. During fiscal 1994, two of the stores were closed. During fiscal 1995, a third store was closed and the four remaining stores were sold to various buyers. The $2,500 and $4,000 of operating losses generated by these stores in fiscal 1995 and 1994, respectively, were charged against the reserve for loss on disposal of assets and, accordingly, have not been included in the Company's results of operations for fiscal 1995 and fiscal 1994. Sales and operating losses for these stores were $120,209 and $867 for fiscal 1993, respectively.

       During fiscal 1994, the Company adopted a formal plan to sell the assets of three retail Pack `n Save grocery stores located in Raleigh, North Carolina and the sale was completed in fiscal 1995. As a result, for the fiscal year ended April 30, 1994, the Company recorded a $6,173 provision for loss on disposal of assets in the fourth quarter to write down the assets of the Pack `n Save stores to their estimated net realizable values. The Company incurred a loss from operations relating to the Pack `n Save stores of $547, net of tax benefits of $294, for the period from November 27, 1993 through April 30, 1994. Sales for the Pack `n Save stores were $12,292 for the period from November 27, 1993 through April 30, 1994.

(8) Income Taxes

The components of income tax expense (benefit) related to earnings before income taxes and extraordinary loss are as follows:

                                          Fiscal Year Ended

- -----------------------------------------------------------------------------
                                 April 27,     April 29,    April 30,
                                   1996          1995         1994

- -----------------------------------------------------------------------------
Current:

  Federal                         $26,767       $21,502      $16,289
  State                             4,598         4,102        3,127
- -----------------------------------------------------------------------------
                                   31,365        25,604       19,416
Deferred:

  Federal                          (1,370)          876       (4,595)
  State                              (681)          945         (167)
- -----------------------------------------------------------------------------
                                   (2,051)        1,821       (4,762)
Income taxes                      $29,314       $27,425      $14,654
Income tax payments               $26,517       $21,160      $17,148

       Income tax expense differs from the amounts resulting from applying the statutory federal income tax rate to earnings before income taxes and extraordinary loss as follows:

                                          Fiscal Year Ended

- -----------------------------------------------------------------------------
                                   April 27,     April 29,    April 30,
                                     1996          1995         1994

- -----------------------------------------------------------------------------
Taxes computed using

  federal statutory rate             35.00%        35.00%       35.00%
State income taxes, net of
  federal income tax benefit          4.98          4.28         4.55
Nondeductibility of goodwill

  amortization expense                2.58          1.11         2.05
Change in valuation

  allowance                          (1.35)         1.08         1.30
Other, net                            1.57         (0.32)       (2.22)
- -----------------------------------------------------------------------------
Effective tax rate                   42.78%        41.15%       40.68%


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Dollar amounts in thousands, except per share data)

       Deferred income taxes for fiscal 1996 and fiscal 1995 reflect the income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at April 27, 1996 and April 29, 1995 are as follows:

                                               April 27,    April 29,
                                                 1996         1995

- ------------------------------------------------------------------------------
Deferred tax assets:

  Allowance for doubtful accounts              $   2,010   $   1,620
  Inventories                                      2,277       2,105
  Deferred revenue                                 1,987       1,890
  Accrued expenses                                14,831      15,013
  Other                                            2,060       1,883
- ------------------------------------------------------------------------------
Total deferred tax assets                         23,165      22,511
  Valuation allowance                                --       (1,418)
- ------------------------------------------------------------------------------
     Total deferred tax assets, net               23,165      21,093
Deferred tax liabilities:
  Property and equipment--depreciation           (12,170)    (11,499)
  Retirement plan                                 (2,804)     (3,304)
  Lease acquisition costs                         (2,193)     (2,054)
  Other                                             (498)       (345)
- ------------------------------------------------------------------------------
     Total deferred tax liabilities              (17,665)    (17,202)
Net deferred tax assets                        $   5,500   $   3,891
Net current deferred tax assets                   17,295      17,885
Net noncurrent deferred tax liabilities          (11,795)    (13,994)
- ------------------------------------------------------------------------------
     Net deferred tax assets                   $   5,500   $   3,891
- ------------------------------------------------------------------------------

       The Company has sufficient taxable income in the available carryback periods and future taxable income from reversing taxable temporary differences to realize all of its deferred tax assets at April 27, 1996. Management believes, based on the Company's history of generating earnings and expectations of future earnings, that it is more likely than not that its net deferred tax assets will be realized.

(9) Stock Option Plans and Other

The Company's Omnibus Stock Incentive Plan (the "Omnibus Plan") authorizes the granting of a maximum of 900,000 shares of Richfood common stock (subject to adjustment to reflect certain dilutive events), in the form of shares of restricted common stock, incentive stock options and nonqualified stock options with or without stock appreciation rights, to certain employees. Options to purchase Richfood common stock are granted at a price no less than the fair market value of the stock on the date of grant (if the option is an incentive stock option) or 50% of the fair market value of the stock on the date of grant (if the option is a nonqualified stock option). Options to purchase 708,675 shares of common stock remain outstanding under the Omnibus Plan at April 27, 1996. At April 27, 1996, 81,875 shares of common stock remain available for grant.

       The Company's Non-Employee Directors' Stock Option Plan (the "Directors' Stock Plan") authorizes the granting of a maximum of 75,000 shares of Richfood common stock (subject to adjustment to reflect certain dilutive events) in the form of nonqualified stock options. The Directors' Stock Plan provides for each eligible director to receive, on September 1 of each year, an option to purchase 1,000 shares of common stock. Options to purchase Richfood common stock are granted at the fair market value of the stock on the date of grant. Options to purchase 19,400 shares of common stock remain outstanding under the Directors' Stock Plan at April 27, 1996. At April 27, 1996, 55,000 shares of common stock remain available for grant.

       The Company also has options to purchase 207,781 shares of Richfood common stock outstanding at April 27, 1996 that were granted under other employee incentive stock plans. The Company does not anticipate any future grants under these plans.

       The number of shares (in thousands) subject to outstanding stock options is as follows:

                                                     Options

- -----------------------------------------------------------------------------
                                          Shares         Price Range

- -----------------------------------------------------------------------------
Outstanding at May 1, 1993                  787      $  2.63-   9.57
  Granted                                   288         8.69-  15.50
  Exercised                                (213)        2.63-   8.56
  Canceled                                  (30)        3.83-  15.50
- -----------------------------------------------------------------------------
Outstanding at April 30, 1994               832         3.83-  15.50
  Granted                                   202        14.75-  15.88
  Exercised                                (114)        3.83-  15.50
  Canceled                                  (20)        3.83-  15.50
- -----------------------------------------------------------------------------
Outstanding at April 29, 1995               900         3.83-  15.88
- -----------------------------------------------------------------------------
  Granted                                   267        21.50-  27.50
  Exercised                                (155)        3.83-  15.88
  Canceled                                  (76)        8.56-  25.88
- -----------------------------------------------------------------------------
Outstanding at April 27, 1996               936      $  3.83-  27.50
Exercisable at April 27, 1996               420      $  3.83-  25.88

       During fiscal 1996 certain officers of Super Rite who participated in the Company's April 1996 secondary public offering, which was completed within six months after the date of the Super Rite Acquisition, remitted proceeds from short swing profits of $1,628 to the Company.

(10) Retirement Plans

Substantially all of the Company's employees are covered by defined benefit plans. The funded status of the plans is as follows:


                                                       April 27, 1996                               April 29, 1995
- -------------------------------------------------------------------------------------------------------------------------------
                                              Assets Exceed     Accumulated Benefits      Assets Exceed    Accumulated Benefits
                                          Accumulated Benefits      Exceed Assets     Accumulated Benefits     Exceed Assets

- -------------------------------------------------------------------------------------------------------------------------------

Actuarial present value of vested

  benefit obligation                              $25,280               $3,972               $21,236               $ 5,081
- -------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                    $26,705               $4,070               $22,398               $ 5,250
- -------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets                         $54,247               $3,304               $47,708               $ 4,275
Projected benefit obligation                       39,531                4,109                34,782                 5,290
- -------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)

  projected benefit obligation                     14,716                 (805)               12,926                (1,015)
Unrecognized net transition asset                  (5,099)                --                  (5,949)                  (37)
Unrecognized prior service cost                       177                 --                    --                     160
Unrecognized net (gain) loss                         (761)                 120                 1,525                   164
Minimum liability                                   --                     (80)                 --                    (247)
- -------------------------------------------------------------------------------------------------------------------------------
Net pension asset (liability)                     $ 9,033               $ (765)              $ 8,502               $  (975)
- -------------------------------------------------------------------------------------------------------------------------------

       The Company's retirement plans cover employees who meet certain age and service requirements. Retirement benefits vest under the various plans after 5 years of service, and are based on years of service and either average final compensation, or a fixed dollar payment per month. The Company's funding policy has been to contribute annually the amount actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets under the various plans at April 27, 1996 consist of equity securities, U.S. government and agency obligations, mortgage-backed securities, corporate obligations, mutual funds and guaranteed insurance contracts.

       The following are the components of net retirement expense (income) related to the defined benefit plans:

                                           Fiscal Year Ended

- ------------------------------------------------------------------------------
                                    April 27,   April 29,   April 30,
                                      1996        1995        1994

- ------------------------------------------------------------------------------
Service cost -- present value
  of benefits earned during

  the year                          $ 2,440      $ 2,109     $ 1,676
Interest cost on projected
  benefit obligation                  3,087        2,781       2,203
Expected return on plan assets,
  net of amount deferred             (6,325)      (4,034)     (3,073)
Net amortization and deferral           811       (1,128)     (1,711)
- ------------------------------------------------------------------------------
Net retirement expense

  (income)                          $    13      $  (272)    $  (905)
- ------------------------------------------------------------------------------

       The weighted average discount rate assumed by the Company ranged from 7.75% to 8% for all years presented. The Company assumed an expected long-term rate of return of 9% and a projected increase in compensation of 6% for all years presented.

       The Company maintains two nonqualified, unfunded supplemental retirement plans for selected management personnel. Supplemental retirement plan benefits vest after specified years of service requirements are met and are based on years of service and average final compensation. The Company established a trust that maintains life insurance policies to act as a financing source for one of the plans. The cash surrender value of the life insurance policies was $1,066 at April 27, 1996 and $846 at April 29, 1995. The projected benefit obligation for this plan was $1,327 at April 27, 1996 and $831 at April 29, 1995, and is included in deferred credits and other on the accompany-ing Consolidated Balance Sheets. The projected benefit obligation for the second plan was $964 and $587 at April 27, 1996 and April 29, 1995, respectively, and is included in deferred credits and other on the accompanying Consolidated Balance Sheets.

        The Company maintains defined contribution employee savings and stock ownership plans under section 401(k) of the Internal Revenue Code. These plans are offered to substantially all employees who meet certain age and service requirements and allow for participant pretax contributions and employer matching contributions. The Company contributed $655, $783 and $763 to the plans for fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (Dollar amounts in thousands, except per share data)

       Certain employees are covered under union- sponsored, collectively bargained, multi-employer pension plans. The Company's contribution to these plans was $346, $348 and $397 in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

(11) Significant Customers

Sales to three customers accounted for 16%, 11% and 9% of the Company's sales in fiscal 1996, 15%, 13% and 10% of sales in fiscal 1995 and 16%, 15% and 10% of sales in fiscal 1994. The Company maintains supply agreements with these customers which expire in December 1999, December 2001 and September 1996, respectively.

(12) Litigation And Related Matters

The Company is party to various legal actions that are incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes that the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or business.

(13) Industry Segments

At April 27, 1996 the Company operated a wholesale grocery division and eighteen retail grocery stores in the Mid-Atlantic region. The Company provides a full range of grocery, dairy, frozen food, produce and meat products to chains and independent retailers throughout the region. Sales by industry segment include sales to unaffiliated customers, as reported in the Consolidated Statements of Earnings, and sales between industry segments, which are accounted for on terms comparable to unaffiliated customers.

       Operating profit is sales, less cost of goods sold, operating and administrative expenses and loss on disposal of assets. Identifiable assets by segment, except for goodwill, are those assets used directly in the operations of that unit.

       The following is industry segment information:

                                         As of or for

                                       Fiscal Year Ended

- -----------------------------------------------------------------------------
                              April 27,     April 29,     April 30,
                                1996          1995          1994

- -----------------------------------------------------------------------------
Sales:

  Wholesale grocery          $3,096,997   $ 2,857,374    $2,459,840
  Retail grocery                322,787       304,718       260,734
  Intersegment sales           (168,916)     (169,357)     (174,898)
- -----------------------------------------------------------------------------
   Total sales               $3,250,868    $2,992,735    $2,545,676
=============================================================================
Operating profit (loss):

  Wholesale grocery          $   84,095    $   78,705    $   64,058
  Retail grocery                  5,551         2,911       (13,677)(a)
- -----------------------------------------------------------------------------
   Total operating profit        89,646        81,616        50,381
- -----------------------------------------------------------------------------
Merger and integration costs     11,993         --             --
Interest expense                 12,354        18,312        17,534
Interest income                  (3,230)       (3,339)       (3,178)
- -----------------------------------------------------------------------------
Earnings before income
  taxes and extra-

  ordinary loss              $   68,529    $   66,643    $   36,025
- -----------------------------------------------------------------------------
Identifiable assets:

  Wholesale grocery          $  494,266    $  505,810    $  415,472
  Retail grocery                 69,995        74,960        72,432
- -----------------------------------------------------------------------------
  Total identifiable

      assets                 $  564,261    $  580,770    $  487,904
- -----------------------------------------------------------------------------
Depreciation and
  amortization:

  Wholesale grocery          $   21,092    $   19,119    $   16,415
  Retail grocery                  5,997         4,784         5,975
- -----------------------------------------------------------------------------
   Total depreciation

     and amortization        $   27,089    $   23,903    $   22,390
- -----------------------------------------------------------------------------
Capital expenditures:

  Wholesale grocery          $    9,518    $    6,276    $    9,295
  Retail grocery                  5,263        13,700        11,441
- -----------------------------------------------------------------------------
   Total capital

     expenditures            $   14,781    $   19,976    $   20,736
=============================================================================

(a)Includes loss on disposal of assets of $13,148.

(14) Selected Quarterly Data (Unaudited)

Summarized quarterly financial information for the quarters indicated and market price and dividend information for Richfood's common stock are as follows:


                                                               Fiscal Year Ended April 27, 1996(a)

- -------------------------------------------------------------------------------------------------------------------------------
                                                  First                Second                 Third               Fourth
                                               (12 Weeks)            (12 Weeks)            (12 Weeks)           (16 Weeks)

- -------------------------------------------------------------------------------------------------------------------------------

Sales                                            $766,967             $717,543              $766,802              $999,556
Gross margin                                       76,999               68,708                75,731               104,869
Merger and integration costs                           --                   --                11,993                    --
Earnings before extraordinary loss                 10,165                9,850                 3,774                15,426
Extraordinary loss, net of tax                         --                   --                (1,002)               (1,162)
- -------------------------------------------------------------------------------------------------------------------------------
Net earnings                                     $ 10,165             $  9,850              $  2,772              $ 14,264
===============================================================================================================================
Earnings per common share:

  Earnings before extraordinary loss             $   0.33             $   0.32              $    0.12             $   0.49
  Extraordinary loss                                   --                   --                  (0.03)               (0.03)
- -------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                   $   0.33             $   0.32              $    0.09             $   0.46
===============================================================================================================================
Cash dividends declared per common share         $   0.025            $   0.03              $    0.03             $   0.03
===============================================================================================================================
Market price range:

  Low                                            $    19 1/2          $   22 3/4            $   24 3/4            $   23 5/8
  High                                                24 1/4              26 3/4                29                    33



                                                                    Fiscal Year Ended April 29, 1995(b)

- --------------------------------------------------------------------------------------------------------------------------
                                                   First              Second               Third             Fourth
                                                (12 Weeks)          (12 Weeks)           (12 Weeks)        (16 Weeks)

- --------------------------------------------------------------------------------------------------------------------------

Sales                                           $647,229            $684,979              $756,873          $903,654
Gross margin                                      63,927              69,638                75,244            88,906
==========================================================================================================================
Net earnings                                    $  8,469            $  9,044              $ 10,086          $ 11,619
- --------------------------------------------------------------------------------------------------------------------------
Net earnings per common share                   $   0.27            $   0.29              $   0.33          $   0.37
==========================================================================================================================
Cash dividends declared per common share        $   0.025           $   0.025             $   0.025         $   0.025
==========================================================================================================================
Market price range:

  Low                                           $   13 1/2          $    13 3/4           $   14 3/4        $    16 1/4
  High                                              16 3/4               16 1/2               17                 20



       Market price information for Richfood's common stock reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

(a) Fiscal 1996 first, second, third and fourth quarters include thirteen, eleven, twelve and sixteen weeks, respectively, of Super Rite operating results.

(b) Fiscal 1995 first, second and third quarters include thirteen weeks and the fourth quarter includes fourteen weeks of Super Rite operating results.