Form 10-K, Exhibit 13
period 1997-05-03
RICHFOOD HOLDINGS INC
filed 1997-08-01
CIK 819632

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL REVIEW

The following discussion of the Company's consolidated results of operations and financial position should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this annual report. References in the following discussion are to the fiscal years ended May 3, 1997 ("fiscal 1997"), April 27, 1996 ("fiscal 1996") and April 29, 1995 ("fiscal 1995").

      On August 29, 1996, the Company's Board of Directors declared a three-for-two common stock split payable September 30, 1996, to shareholders of record on September 16, 1996. All references to per common share data in the Financial Review for all previously reported periods have been adjusted to reflect the common stock split.

Results of Operations

Comparison of Fiscal 1997 with Fiscal 1996

Sales of $3,411.6 million for fiscal 1997 consisted of $3,280.2 million of wholesale grocery sales and $338.5 million of retail grocery sales. Wholesale grocery sales included $207.1 million of sales to the Company's retail grocery division. Wholesale grocery sales increased $183.2 million, or 5.9%, over sales of $3,097.0 million for fiscal 1996. The Company's results of operations for fiscal 1997 included fifty-three weeks of operations, compared to fifty-two weeks in fiscal 1996. Excluding the effect of the additional week in fiscal 1997, wholesale grocery sales would have increased $121.8 million, or 3.9%. This increase was primarily attributable to sales of $65.2 million recorded by Norristown Wholesale, Inc. ("Norristown") after its acquisition by the Company on September 30, 1996, and incremental sales to new and current customers.

      Retail grocery sales of $338.5 million for fiscal 1997 increased $15.7 million, or 4.9%, over sales of $322.8 million for fiscal 1996. Excluding the effect of the additional week in fiscal 1997, retail grocery sales would have increased $9.9 million, or 3.1%. This increase was primarily attributable to the opening of one new METRO store in September 1996, the inclusion of a full year of sales from two additional stores opened in the fourth quarter of fiscal 1996 and incremental sales resulting from the Company's conversion of former BASICS stores to the METRO format. Sales for the retail grocery division decreased 1.0% on a comparable store basis in fiscal 1997, compared to fiscal 1996, primarily due to the impact of competitive store openings.

      Gross margin increased to 10.50% of sales for fiscal 1997 from 10.04% of sales for fiscal 1996. Operating and administrative expenses were 7.41% of sales in fiscal 1997, compared to 7.28% of sales in fiscal 1996. The increases in gross margin and operating and administrative expenses as a percent of sales were primarily attributable to the inclusion of the higher gross margin and operating expense ratio of the Norristown produce business in fiscal 1997 results.

      The Company's operating results for fiscal 1996 included a one-time charge for merger and integration costs of $12.0 million in connection with the Company's acquisition of Super Rite Corporation ("Super Rite"), a full service wholesale and retail food distributor headquartered in Harrisburg, Pennsylvania, effective October 15, 1995 (the "Super Rite Acquisition"). This charge primarily related to transaction costs associated with the Super Rite Acquisition, severance costs and costs related to the conversion of certain BASICS locations to the METRO store format, including write-offs of property and equipment. See note 2 to the Consolidated Financial Statements for further discussion.

      Interest expense decreased to $7.2 million in fiscal 1997 from $12.4 million in fiscal 1996. The decrease was primarily due to lower average debt levels in fiscal 1997, compared to fiscal 1996. On April 1, 1997, the Company redeemed the remaining $47.5 million outstanding principal amount of its 10 5/8% Senior Subordinated Notes due April 2002 ("Senior Subordinated Notes").

      The Company's effective income tax rate was 39.8% in fiscal 1997, compared to 42.8% in fiscal 1996. The higher effective income tax rate for fiscal 1996 was primarily attributable to certain nondeductible merger and integration costs associated with the Super Rite Acquisition.

      The extraordinary loss, net of tax, of $1.9 million for fiscal 1997 related to the early redemption of the remaining $47.5 million principal amount of Senior Subordinated Notes. The extraordinary loss, net of tax, of $2.2 million for fiscal 1996 primarily related to the repurchase, at market prices above par, of $27.5 million principal amount of Senior Subordinated Notes. The extraordinary losses for fiscal 1997 and fiscal 1996 were primarily comprised of the amount paid in excess of par value and the write-off of related deferred financing costs for the Senior Subordinated Notes.

      Excluding the effects of the extraordinary losses in fiscal 1997 and fiscal 1996, and the effects of the one-time charge for merger and integration costs in fiscal 1996, net earnings for fiscal 1997 were $61.4 million, or $1.30 per share, a 30.5% increase over net earnings of $47.0 million, or $1.00 per share, for fiscal 1996. Net earnings, including the effects of the extraordinary losses and the one-time charge for merger and integration costs, were $59.5 million, or $1.26 per share, for fiscal 1997, compared to $37.1 million, or $0.79 per share, for fiscal 1996.

Comparison of Fiscal 1996 with Fiscal 1995

Sales of $3,250.9 million for fiscal 1996 consisted of $3,097.0 million of wholesale grocery sales and $322.8 million of retail grocery sales. Wholesale grocery sales included $168.9 million of sales to the Company's retail grocery division. Wholesale grocery sales increased $239.6 million, or 8.4%, over sales of $2,857.4 million for fiscal 1995. The Company's results of operations for fiscal 1996 included fifty-two weeks of operations for Super Rite, compared to fifty-three weeks in fiscal 1995. Excluding the effect of the additional week in fiscal 1995 for Super Rite, wholesale grocery sales would have increased $264.9 million, or 9.4%. This increase was primarily attributable to: a full year of sales to former customers of the wholesale division of Camellia Food Stores, Inc., which was acquired by the Company on April 3, 1995; a full year of sales for Rotelle, Inc. ("Rotelle"), which was acquired by the Company on August 23, 1994; and sales to customers who expanded their retail operations.

      Retail grocery sales of $322.8 million for fiscal 1996 increased $18.1 million, or 5.9%, over sales of $304.7 million for fiscal 1995. Excluding the effect of the additional week in fiscal 1995 for Super Rite, retail grocery sales would have increased $23.8 million, or 7.9%. This increase was primarily attributable to the Company's conversion of three former BASICS stores to the METRO format and the opening of two new METRO stores between May 1994 and April 1996. Sales for the retail grocery division increased 6.7% on a comparable store basis in fiscal 1996, compared to fiscal 1995.

      Gross margin increased to 10.04% of sales for fiscal 1996 from 9.95% of sales for fiscal 1995. This increase was primarily attributable to the Company's retail grocery division emphasizing sales of categories with higher margins such as meat, perishables and private label items.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

      Operating and administrative expenses were 7.28% of sales in fiscal 1996, compared to 7.22% of sales in fiscal 1995. The increase was primarily attributable to the Company increasing its provision for doubtful accounts in fiscal 1996 and the effect of incremental depreciation and amortization expense resulting primarily from the inclusion of a full year of Rotelle's operating results in fiscal 1996.

      Interest expense decreased to $12.4 million in fiscal 1996 from $18.3 million in fiscal 1995. This decrease was primarily due to lower average debt levels in fiscal 1996, compared to fiscal 1995. Lower average debt levels primarily resulted from the early extinguishment of $27.5 million of Senior Subordinated Notes and the repayment in full of borrowings under a $25.0 million term loan facility and a $25.0 million revolving credit facility in fiscal 1996.

      The Company's effective income tax rate was 42.8% in fiscal 1996, compared to 41.2% in fiscal 1995. The higher effective income tax rate for fiscal 1996 was primarily attributable to certain nondeductible merger and integration costs associated with the Super Rite Acquisition.

      Excluding the effects of the one-time charge for merger and integration costs related to the Super Rite Acquisition and the extraordinary loss related to early extinguishment of certain debt, net earnings for fiscal 1996 were $47.0 million, or $1.00 per share, a 19.9% increase over net earnings of $39.2 million, or $0.84 per share, for fiscal 1995. Net earnings for fiscal 1996, including the effects of the one-time charge and the extraordinary loss, were $37.1 million, or $0.79 per share.

Liquidity and Capital Resources

Cash and cash equivalents were $10.4 million at May 3, 1997, compared to $17.4 million at April 27, 1996. Working capital was $21.9 million at May 3, 1997, and $40.8 million at April 27, 1996. The decrease in working capital was primarily attributable to a reduction in cash and cash equivalents, which were utilized to reduce long-term debt, and an increase in accounts payable resulting from the Company's continued focus on effective accounts payable management. The Company's working capital needs are financed primarily through cash provided by operations. The Company also utilizes, on a short-term basis, unsecured committed revolving lines of credit. Amounts drawn under these lines of credit are typically repaid within a few business days. There were no borrowings outstanding under these facilities at May 3, 1997.

Net Cash Provided by Operating Activities

The Company's operations continue to generate significant cash to support the Company's growth. Net cash provided by operating activities for fiscal 1997 was $116.1 million. This amount included net earnings of $59.5 million and depreciation and amortization of $29.2 million. Net cash provided by operating activities was $89.6 million and $100.4 million for fiscal 1996 and 1995, respectively. These amounts primarily consisted of net earnings of $37.1 million in fiscal 1996 and $39.2 million in fiscal 1995, and depreciation and amortization of $27.1 million in fiscal 1996 and $23.9 million in fiscal 1995.

Net Cash Used for Investing Activities


Net cash used for investing activities was $61.4 million for fiscal 1997, $20.3 million for fiscal 1996 and $77.7 million for fiscal 1995. Net cash used for investing activities included acquisitions made by the Company, and consisted of $26.1 million for the Company's purchase of Norristown in fiscal 1997 and $50.7 million for the Company's purchase of Rotelle in fiscal 1995.

      Capital expenditures were $15.4 million for fiscal 1997, $14.8 million for fiscal 1996 and $20.0 million for fiscal 1995. Capital expenditures for all years included capital employed for new METRO stores and the conversion of existing BASICS stores to the METRO format. In addition, capital expenditures for all years included the purchase of material handling equipment, improvements to the distribution centers and dairy plant and, in fiscal 1996 and fiscal 1995, warehouse racking at the Company's distribution centers. The Company anticipates that fiscal 1998 capital expenditures will be approximately $25.0 million. The increase in budgeted capital expenditures for fiscal 1998 is primarily attributable to anticipated expenditures for the retail grocery division, which include the addition of new METRO stores in the Baltimore, Maryland market and the conversion of certain BASICS stores to the METRO format. Budgeted capital expenditures for the wholesale grocery division include material handling equipment, improvements at the distribution centers and further investments in technology.

      The Company remains committed to providing secured financing to support the growth of its retail customers. Loans issued to retailers were $22.3 million in fiscal 1997, $16.8 million in fiscal 1996 and $15.9 million in fiscal 1995. Collections on loans were $10.5 million in fiscal 1997, $14.0 million in fiscal 1996 and $12.4 million in fiscal 1995. As a result of fiscal 1997 customer financing activities, the Company's notes receivable increased from $34.6 million at April 27, 1996, to $43.4 million at May 3, 1997.

Net Cash Used for Financing Activities

Net cash used for financing activities was $61.7 million for fiscal 1997, $81.2 million for fiscal 1996 and $14.4 million for fiscal 1995. During fiscal 1997, the Company made $58.6 million of principal payments on long-term debt, including the early redemption of the remaining $47.5 million principal amount of Senior Subordinated Notes on April 1, 1997, and the first $9.0 million principal payment on the Company's 6.15% Senior Notes due July 1, 2000. During fiscal 1996, the Company reduced its total debt by $80.8 million. This reduction primarily related to the repayment of outstanding borrowings under a $25.0 million revolving credit facility and a $25.0 million term loan facility, as well as the early extinguishment of $27.5 million of Senior Subordinated Notes.

      The Company's total debt was $42.7 million at May 3, 1997, compared to $97.7 million at April 27, 1996. Shareholders' equity increased to $258.7 million at May 3, 1997, from $199.6 million at April 27, 1996. The ratio of total debt to equity was 0.17 to 1 at May 3, 1997, and 0.49 to 1 at April 27, 1996. The ratio of total debt to total capitalization (defined as total debt plus shareholders' equity) decreased to 0.14 to 1 at May 3, 1997, from 0.33 to 1 at April 27, 1996.

      The Company increased the cash dividend on its common stock to $0.12 per share in fiscal 1997 from $0.08 per share in fiscal 1996 and $0.07 per share in fiscal 1995. Cash dividends paid were $5.2 million in fiscal 1997, $2.9 million in fiscal 1996 and $2.0 million in fiscal 1995.

      The Company believes that it has the ability to continue to generate adequate funds from its operations and through borrowings under its long-term debt facilities to maintain its competitive position and expand its business.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA


===========================================================================================================================
                                                                               Fiscal Year Ended
                                                  -------------------------------------------------------------------------
(Dollar amounts in thousands,                      May 3,         April 27,      April 29,      April 30,        May 1,
except per share data)                             1997(a)          1996          1995(b)         1994           1993(c)
---------------------------------------------------------------------------------------------------------------------------
Operations:
   Sales                                          $3,411,625     $3,250,868     $2,992,735      $2,545,676     $2,357,706
   Gross margin                                      358,326        326,307        297,715         250,441        236,944
   Operating and administrative expenses             252,885        236,661        216,099         186,912        191,058
   Merger and integration costs                           --         11,993(d)          --              --             --
   Loss on disposal of assets                             --             --             --          13,148(f)       9,188(f)
   Interest expense                                    7,166         12,354         18,312          17,534         17,619
   Earnings before income taxes and
     extraordinary loss                              101,947         68,529         66,643          36,025         22,765
   Earnings before extraordinary loss                 61,351         39,215         39,218          21,371         14,311
   Extraordinary loss, net of tax                     (1,882)(e)     (2,164)(e)         --              --         (5,042)(g)
   Net earnings                                       59,469         37,051         39,218          21,371          9,269
   Preferred stock dividends                              --             --             --              --          8,838
   Net earnings applicable to common stock            59,469         37,051         39,218          21,371            431
   Net earnings as a percent of sales                   1.74%          1.14%          1.31%           0.84%          0.39%
---------------------------------------------------------------------------------------------------------------------------
Per Common Share Data:
   Earnings before extraordinary loss             $     1.30     $     0.84     $     0.84      $     0.47     $     0.12
   Net earnings                                         1.26           0.79           0.84            0.47           0.01
   Cash dividends declared                              0.12           0.08           0.07            0.05           0.05
   Book value                                           5.46           4.25           3.43            2.61           2.09
   Market price range-- High                              28 1/8         22             13 1/3          12 1/6          9 2/3
                     -- Low                               18 5/8         13              9               8 1/2          5 1/4
   Weighted average common
     shares outstanding                           47,290,092     46,825,107     46,711,389      45,771,755     45,288,332
---------------------------------------------------------------------------------------------------------------------------
Financial Position:
   Working capital                                $   21,868     $   40,828     $   72,780      $   84,926     $   68,401
   Total assets                                      581,480        564,261        580,770         487,904        487,266
   Total debt                                         42,725         97,743        178,531         181,576        208,875
   Shareholders' equity                              258,650        199,562        160,330         121,868         95,395
---------------------------------------------------------------------------------------------------------------------------
Financial Ratios and Other Data:
   Current ratio                                   1.08 to 1      1.16 to 1      1.31 to 1       1.47 to 1      1.36 to 1
   Inventory turnover                                  18.73          18.90          18.80           16.18          15.40
   Return on average assets                            10.38%          6.47%          7.34%           4.38%          2.05%
   Debt to equity ratio                            0.17 to 1      0.49 to 1      1.11 to 1       1.49 to 1      2.19 to 1
   Return on average shareholders' equity              25.96%         20.59%         27.79%          19.67%          0.46%
   Number of employees at fiscal year-end              5,151          4,925          4,600           4,639          4,397
===========================================================================================================================

All historical financial data presented has been restated to reflect Richfood Holdings, Inc.'s October 15, 1995, acquisition of Super Rite Corporation which was accounted for as a pooling of interests (see note 2 to the Consolidated Financial Statements).

All references to common share and per common share data for previously reported periods have been adjusted to reflect the 3-for-2 common stock split in fiscal 1997 and the 2-for-1 common stock split in fiscal 1994.

(a) Fiscal 1997 was a 53 week year. Results for fiscal 1997 reflect the acquisition of Norristown Wholesale, Inc., on September 30, 1996 (see note 2 to the Consolidated Financial Statements).

(b) Results for fiscal 1995 reflect the acquisitions of Rotelle, Inc. on August 23, 1994, and the Wholesale Division of Camellia Food Stores, Inc. on April 3, 1995 (see note 2 to the Consolidated Financial Statements).

(c) Results for fiscal 1993 reflect the acquisition of the Civilian Wholesale Division of B. Green & Company, Inc. on January 22, 1993.

(d) See note 2 to the Consolidated Financial Statements and Financial Review for further discussion.

(e) See note 7 to the Consolidated Financial Statements and Financial Review for further discussion.

(f) The fiscal 1994 and fiscal 1993 loss on disposal of assets related to the write-down of assets of closed retail grocery stores.

(g) The $5.0 million extraordinary loss, net of tax, in fiscal 1993 primarily related to the early redemption of then-outstanding Super Rite Foods, Inc. Senior Subordinated 13 1/4% Notes.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Richfood Holdings, Inc.:

We have audited the accompanying consolidated balance sheet of Richfood Holdings, Inc. and subsidiaries as of May 3, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Richfood Holdings, Inc. and subsidiaries as of April 27, 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the two-year period ended April 27, 1996 were audited by other auditors whose report, dated June 10, 1996, expressed an unqualified opinion on those statements based on their audits and the report of other auditors related to the fiscal 1995 consolidated financial statements of Super Rite Corporation (note 2).

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richfood Holdings, Inc. and subsidiaries as of May 3, 1997, and the consolidated results of their operations and their cash flows for the fiscal year then ended, in conformity with generally accepted accounting principles.

                                              /s/ Ernst & Young LLP

Richmond, Virginia
June 14, 1997


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors and Shareholders
Richfood Holdings, Inc.:

The integrity and objectivity of the consolidated financial statements and related financial information in this report are the responsibility of management of the Company. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

      Management is responsible for maintaining an internal control structure, at appropriate cost, designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records provide a reliable basis for the preparation of the consolidated financial statements. The Company's year-end consolidated financial statements are audited by our independent auditors. The annual audit includes consideration of the Company's internal control structure to the extent required by generally accepted auditing standards to enable our independent auditors to determine the nature, timing and extent of their audit procedures. Management also maintains a staff of internal auditors who evaluate the adequacy of, and investigate the adherence to, internal controls and related policies and procedures.

      The Audit Committee of the Board of Directors, consisting of outside directors, meets periodically with the independent auditors, internal auditors and management to review matters relating to the Company's financial reporting, the adequacy of the internal control structure and the scope and results of audit work. Our independent auditors and the internal auditors have unrestricted access to the Audit Committee.

/s/ John E. Stokely                     /s/ David W. Hoover

John E. Stokely                         David W. Hoover
President and                           Vice President-Finance
Chief Executive Officer

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS


=======================================================================================================================
                                                                    Fiscal Year Ended
                                         ------------------------------------------------------------------------------
(Dollar amounts in thousands,              May 3,        Percent     April 27,      Percent    April 29,       Percent
except per share data)                      1997        of Sales       1996        of Sales      1995          of Sales
-----------------------------------------------------------------------------------------------------------------------
Sales                                    $3,411,625      100.00%    $3,250,868      100.00%   $2,992,735        100.00%
Costs and expenses:
   Cost of goods sold                     3,053,299       89.50      2,924,561       89.96     2,695,020         90.05
   Operating and administrative
     expenses                               252,885        7.41        236,661        7.28       216,099          7.22
   Merger and integration costs                  --          --         11,993        0.37            --            --
   Interest expense                           7,166        0.21         12,354        0.38        18,312          0.61
   Interest income                           (3,672)      (0.11)        (3,230)      (0.10)       (3,339)        (0.11)
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
   and extraordinary loss                   101,947        2.99         68,529        2.11        66,643          2.23
Income taxes                                 40,596        1.19         29,314        0.90        27,425          0.92
-----------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary
   loss                                      61,351        1.80         39,215        1.21        39,218          1.31
Extraordinary loss, net of tax               (1,882)      (0.06)        (2,164)      (0.07)           --            --
-----------------------------------------------------------------------------------------------------------------------
Net earnings                             $   59,469        1.74%    $   37,051        1.14%   $   39,218          1.31%
=======================================================================================================================
Earnings per common share:
   Earnings before
     extraordinary loss                  $     1.30                 $     0.84                $     0.84
   Extraordinary loss, net of tax             (0.04)                     (0.05)                       --
-----------------------------------------------------------------------------------------------------------------------
Net earnings                             $     1.26                 $     0.79                $     0.84
=======================================================================================================================
Cash dividends declared
   per common share                      $     0.12                 $     0.08                $     0.07
=======================================================================================================================
Weighted average common
   shares outstanding                    47,290,092                 46,825,107                46,711,389
=======================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


=======================================================================================
                                                               May 3,        April 27,
(Dollar amounts in thousands)                                   1997           1996
---------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                   $ 10,416       $ 17,415
   Receivables, less allowance for doubtful
     accounts of $3,445 (fiscal 1996 - $3,994)                  104,739        100,385
   Inventories                                                  163,510        162,461
   Other current assets                                          14,426         19,987
---------------------------------------------------------------------------------------
     Total current assets                                       293,091        300,248
---------------------------------------------------------------------------------------
Notes receivable, less allowance for doubtful
   accounts of $1,886 (fiscal 1996 - $1,579)                     34,639         27,179
Property and equipment, net                                     121,594        122,659
Goodwill, net                                                    87,520         74,455
Other assets                                                     44,636         39,720
---------------------------------------------------------------------------------------
     Total assets                                              $581,480       $564,261
=======================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
   Current installments of long-term debt                      $ 10,656       $ 10,712
   Accounts payable                                             209,207        187,010
   Accrued expenses and other current liabilities                51,360         61,698
---------------------------------------------------------------------------------------
     Total current liabilities                                  271,223        259,420
---------------------------------------------------------------------------------------
Long-term debt                                                   32,069         87,031
Deferred credits and other                                       19,538         18,248

Shareholders' equity:
   Preferred stock, no par value:
     Authorized shares - 5,000,000;
     none issued or outstanding                                      --             --
   Common stock, no par value:
     Authorized shares - 90,000,000;
     issued and outstanding shares 47,401,770
       (fiscal 1996 - 46,987,602)                                72,258         66,964
   Retained earnings                                            186,392        132,598
----------------------------------------------------------------------------------------
     Total shareholders' equity                                 258,650        199,562
Commitments and contingent liabilities (notes 5, 6 and 12)
----------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                $581,480       $564,261
========================================================================================

See accompanying Notes to Consolidated Financial Statements.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


===========================================================================================================================
                                                                        Common Stock
                                                                 --------------------------       Retained
(Dollar amounts in thousands)                                       Shares        Dollars         Earnings          Total
---------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1994                                        46,600,551        $62,593         $59,275       $121,868
   Net earnings                                                          --             --          39,218         39,218
   Issuance of common stock under employee
     stock incentive plans                                          226,002          1,683              --          1,683
   Shares canceled/surrendered                                      (27,058)          (298)             --           (298)
   Cash dividends declared on common stock                               --             --          (2,141)        (2,141)
---------------------------------------------------------------------------------------------------------------------------
Balance at April 29, 1995                                        46,799,495         63,978          96,352        160,330
   Net earnings                                                          --             --          37,051         37,051
   Effect of change in fiscal year end of pooled company                 --             --           2,548          2,548
   Issuance of common stock under employee
     stock incentive plans                                          233,086          1,675              --          1,675
   Proceeds from short-swing profits                                     --          1,628              --          1,628
   Shares canceled/surrendered                                      (44,979)          (317)             --           (317)
   Cash dividends declared on common stock                               --             --          (3,353)        (3,353)
---------------------------------------------------------------------------------------------------------------------------
Balance at April 27, 1996                                        46,987,602         66,964         132,598        199,562
   Net earnings                                                          --             --          59,469         59,469
   Issuance of common stock under employee
     stock incentive plans                                          534,361          7,230              --          7,230
   Shares canceled/surrendered                                     (120,193)        (1,936)             --         (1,936)
   Cash dividends declared on common stock                               --             --          (5,675)        (5,675)
---------------------------------------------------------------------------------------------------------------------------
Balance at May 3, 1997                                           47,401,770        $72,258        $186,392       $258,650
===========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


===========================================================================================================================
                                                                                           Fiscal Year Ended
                                                                                -------------------------------------------
                                                                                   May 3,        April 27,       April 29,
(Dollar amounts in thousands)                                                       1997           1996            1995
---------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net earnings                                                                   $ 59,469        $ 37,051       $ 39,218
   Adjustments to conform fiscal year of pooled company:
     Net earnings                                                                       --           2,548             --
     Non-cash components                                                                --           1,959             --
   Adjustments to reconcile net earnings to net cash provided by operating activities:
       Depreciation and amortization                                                29,234          27,089         23,903
       Provision for doubtful accounts                                               4,241           6,197          4,490
       Deferred income taxes                                                         7,702          (2,051)         1,821
       Extraordinary loss -- loss on debt extinguishment,
         non-cash component                                                            663           1,116             --
       Other, net                                                                      289             (63)           382
       Changes in operating assets and liabilities, net of effects of acquisitions:
         Receivables                                                                  (622)            564         (4,838)
         Inventories                                                                  (353)        (19,405)        13,337
         Other current assets                                                         (987)            643          1,516
         Accounts payable, accrued expenses and other liabilities                   16,424          33,903         20,578
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          116,060          89,551        100,407
---------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Acquisitions, net of cash acquired                                              (26,098)             --        (56,977)
   Purchases of property and equipment                                             (15,415)        (14,781)       (19,976)
   Proceeds from sale of property and equipment                                        706             208          4,230
   Issuance of notes receivable                                                    (22,266)        (16,805)       (15,902)
   Collections on notes receivable                                                  10,511          13,988         12,425
   Other, net                                                                       (8,797)         (2,935)        (1,493)
---------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                             (61,359)        (20,325)       (77,693)
---------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Net repayment of revolving credit facilities                                         --         (25,000)            --
   Principal payments on long-term debt                                            (58,633)        (55,788)       (12,481)
   Proceeds from issuance of common stock under employee
     stock incentive plans and other                                                 2,130           2,545             93
   Cash dividends paid on common stock                                              (5,197)         (2,949)        (2,033)
---------------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                             (61,700)        (81,192)       (14,421)
---------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                (6,999)        (11,966)         8,293
Cash and cash equivalents at beginning of fiscal year                               17,415          29,381         21,088
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of fiscal year                                   $ 10,416        $ 17,415       $ 29,381
===========================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)


(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation and Presentation

The Consolidated Financial Statements of Richfood Holdings, Inc. and subsidiaries (the "Company") as of and for the fiscal years ended May 3, 1997 ("fiscal 1997"), April 27, 1996 ("fiscal 1996") and April 29, 1995 ("fiscal
1995") include the accounts of Richfood Holdings, Inc. and all subsidiaries after the elimination of significant intercompany transactions and balances. See note 2 for information on the fiscal 1996 business combination that was accounted for as a pooling of interests.

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

(b) Fiscal Year

The Company reports on a 52-53 week fiscal year ending the Saturday nearest April 30. Fiscal 1997 consists of 53 weeks.

(c) Cash and Cash Equivalents

Cash equivalents of $10,321 and $16,613 at May 3, 1997 and April 27, 1996, respectively, consist of money market funds and commercial paper. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

(d) Inventories

The Company values inventories at the lower of cost or market with the cost of the majority of inventories determined using the last-in, first-out ("LIFO") method. Cost for the remaining inventories is determined using the first-in, first-out ("FIFO") method.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. In general, the estimated useful lives for computing depreciation are 20 to 45 years for buildings, 10 to 15 years for leasehold improvements, and 3 to 15 years for vehicles, fixtures and equipment.

(f) Goodwill and Other Assets

The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 15 to 40 years. The Company's policy is to record an impairment loss against the unamortized goodwill in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made periodically and is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future undiscounted net cash flows would become less than the carrying amount of the asset. Goodwill is shown net of accumulated amortization of $17,164 and $14,064 at May 3, 1997 and April 27, 1996, respectively. The increase in goodwill from April 27, 1996 to May 3, 1997 is primarily due to the Company's acquisition of Norristown Wholesale, Inc. (note 2).

      Other assets primarily consist of supply agreements, the prepaid pension asset (note 10) and lease acquisition costs. The supply agreements generally provide that the Company will be the principal supplier for the customers and generally include minimum purchase requirements by product category. Supply agreements are recorded at their acquisition cost and are being amortized on a straight-line basis over the terms of the respective supply agreements. Supply agreements included in other assets were $18,638 (net of $20,391 accumulated amortization) and $17,281 (net of $13,845 accumulated amortization) at May 3, 1997 and April 27, 1996, respectively. An evaluation of the recorded value for supply agreements is made periodically and is based on such factors as the relationship with the applicable customer and expectations as to future revenues under the applicable contract. Lease acquisition costs incurred, principally for the purchase of existing store locations, are being amortized on a straight-line basis over the terms of the respective leases.

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

(i) Stock-Based Compensation

In fiscal 1997, the Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

(j) Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt reported in the Consolidated Balance Sheets. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and certain notes receivable approximate fair value at May 3, 1997 and April 27, 1996 because of the short-term nature of these financial instruments. The carrying amount of certain notes receivable, which are subject to variable interest rates, approximate fair value at May 3, 1997 and April 27, 1996 due to the variable interest rates related to these financial instruments. The fair value of long-term debt with fixed interest rates approximates the carrying value at May 3, 1997 and April 27, 1996.

(k) Earnings per Common Share

Earnings per common share amounts are computed based on earnings divided by the weighted average number of common shares outstanding during the respective fiscal years presented. Stock options are not considered as common stock equivalents in the earnings per share calculations because they have no material dilutive effect.

      In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which the Company will be required to adopt for the fiscal quarter ending January 10, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of common stock equivalents will be excluded. The adoption of this accounting standard is not expected to have a material impact on the Company's consolidated financial statements.

(l) Common Stock Split

On August 29, 1996, the Company's Board of Directors declared a three-for-two common stock split payable September 30, 1996, to shareholders of record on September 16, 1996 ("common stock split"). All references to common share and per common share data in the Consolidated Financial Statements and in the Notes to the Consolidated Financial Statements for all previously reported periods have been adjusted to reflect the common stock split.

(2) Merger and Acquisitions

On September 30, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Norristown Wholesale, Inc. ("Norristown"), a wholesale distributor of produce and other perishable food items headquartered in Norristown, Pennsylvania. Assets acquired primarily consisted of inventory, accounts receivable, warehouse and transportation equipment and a customer list. The Company also assumed the lease for Norristown's transportation fleet. The Company accounted for the acquisition under the purchase method of accounting and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statements of Earnings since the date of acquisition. The purchase price of the acquisition was approximately $26,000.

      On October 15, 1995, Super Rite Corporation ("Super Rite"), a full service wholesale and retail grocery distributor headquartered in Harrisburg, Pennsylvania, became a wholly-owned subsidiary of Richfood Holdings, Inc. ("Richfood") and each outstanding share of common stock of Super Rite was converted into the right to acquire 1.0205 shares of common stock of Richfood (1.53 shares adjusted for the common stock split). Under the terms of the merger, Richfood issued 9,770,188 shares of common stock (14,655,282 shares adjusted for the common stock split) to the shareholders of Super Rite and outstanding options to acquire shares of Super Rite common stock were converted into options to acquire approximately 230,000 shares of Richfood common stock (345,000 shares adjusted for the common stock split).

      The merger was accounted for using the pooling of interests method and, accordingly, the Consolidated Financial Statements for periods prior to October 15, 1995 have been restated to include the accounts of Super Rite. Super Rite previously used the fiscal year ending on the Saturday closest to February 29th or March 1st for its financial reporting purposes. Super Rite's consolidated financial statements for its 53 week fiscal year ended March 4, 1995 have been combined with those of Richfood for its 52 week fiscal year ended April 29, 1995.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar amounts in thousands, except per share data)


      In order to conform to Richfood's fiscal year, Super Rite's net earnings of $2,548, on sales of $228,113, for the eight-week period from March 5, 1995 to April 29, 1995, have been reflected as a direct adjustment to retained earnings. Richfood also conformed certain of Super Rite's accounting practices and methods to the Company's in accordance with the pooling of interests method.

      In addition, as a result of the merger, the Company recorded a one-time charge for merger and integration costs of $11,993 in the third quarter of fiscal 1996. This charge included $4,881 of costs, including write-offs of property and equipment, associated with the conversion of certain of the Company's retail grocery stores operating under the BASICS format to the METRO store format, $3,709 of direct transaction costs and professional fees, $1,403 of severance and related costs associated with the elimination of duplicate employee functions, $1,100 of costs associated with terminating certain transportation equipment leases and duplicate product lines and $900 of other acquisition related costs. During fiscal 1996, $5,473 of the merger and integration accrual was utilized. The remaining accrual of $6,520 at April 27, 1996 was substantially utilized during fiscal 1997.

      Sales and net earnings information of the separate companies, and respective subsidiaries, for the twenty-four week period preceding the October 15, 1995 merger and for fiscal 1995 are as follows:

                                  Twenty-four   Fiscal year
                                 weeks ended       ended
                                  October 14,    April 29,
                                     1995          1995
-----------------------------------------------------------
Sales:
  Richfood Holdings, Inc.         $  782,932    $1,520,450
  Super Rite Corporation             703,244     1,473,822
  Adjustments to conform
   certain of Super Rite
   Corporation's accounting
   practices and methods              (1,666)       (1,537)
-----------------------------------------------------------
  Combined                        $1,484,510    $2,992,735
===========================================================
Net earnings:
  Richfood Holdings, Inc.         $   12,903    $   25,401
  Super Rite Corporation               6,054        12,951
  Adjustments to conform
   certain of Super Rite
   Corporation's accounting
   practices and methods               1,058           866
-----------------------------------------------------------
  Combined                        $   20,015    $   39,218
===========================================================

      On April 3, 1995, the Company acquired certain assets and assumed certain contracts of Camellia Food Stores, Inc. ("Camellia"), a wholesale and retail grocery distributor headquartered in Norfolk, Virginia. In connection with the transaction, the Company acquired Camellia's wholesale inventory, customer notes and fluid dairy operation and assumed the lease for Camellia's truck fleet. Additionally, in connection with this acquisition, the Company entered into five-year supply agreements with Camellia and certain other independent retail customers. The purchase price of the acquisition was approximately $7,000.

      On August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, Inc. ("Rotelle"), a wholesale frozen food distributor headquartered in West Point, Pennsylvania. The Company accounted for the Rotelle acquisition under the purchase method and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statements of Earnings since the date of acquisition. The purchase price of the acquisition was approximately $51,000.

(3) Inventories

At May 3, 1997 and April 27, 1996, approximately 84% and 87%, respectively, of total inventories were valued using the LIFO method. Costs for the remaining inventories were determined using the FIFO method. If all inventories were valued at the lower of FIFO cost or market, inventories would have been higher by approximately $8,062 at May 3, 1997 and $8,081 at April 27, 1996, and net earnings would have been higher (lower) by approximately $(12) for fiscal 1997, $821 for fiscal 1996 and $935 for fiscal 1995. FIFO value of inventories approximates their replacement cost.

(4) Notes Receivable

The Company's notes receivable are due principally from customers and relate primarily to financing for store acquisitions and improvements. The majority of such notes bear interest at the prime rate plus 2% (10 1/2 % at May 3, 1997) and have remaining terms ranging from 1 to 10 years. Collateral securing such notes varies, but may include inventory, equipment, fixtures, accounts receivable, contract rights, personal assets and pledges of Richfood common stock. Receivables shown in current assets include $6,883 and $5,878 at May 3, 1997 and April 27, 1996, respectively, related to current maturities of these notes receivable.

(5) Property and Equipment and Leases
Property and equipment are summarized as follows:

                                      May 3,      April 27,
                                       1997         1996
-----------------------------------------------------------
Land                                 $  5,452     $  5,471
Buildings                              64,116       64,477
Fixtures and equipment                114,734      108,576
Leasehold improvements                 28,920       27,195
Trucks and autos                       17,691       17,030
-----------------------------------------------------------
Total property and equipment          230,913      222,749
Less accumulated depreciation         109,319      100,090
-----------------------------------------------------------
Property and equipment, net          $121,594     $122,659
===========================================================

      Depreciation expense relating to property and equipment was approximately $16,700, $15,200 and $15,000 for fiscal 1997, fiscal 1996 and fiscal 1995, respectively.

      The Company leases certain warehouse, office and storage facilities, equipment and retail stores under noncancelable operating leases that expire within 28 years from May 3, 1997 and have renewal options from 5 to 35 years. The majority of the leases provide for the payment of taxes, insurance and maintenance (and contingent rentals based on sales volume, in the case of retail store leases) by the Company. The Company subleases certain warehouse space and certain retail stores to third parties.

      The Company's Harrisburg, Pennsylvania distribution center, refrigerated warehouse space and certain retail locations are leased at fair market rates from various partnerships, the partners of which were related parties in fiscal 1996 and fiscal 1995. The annual rent expense was $5,996 and $5,475 in fiscal 1996 and fiscal 1995, respectively.

      As of May 3, 1997, minimum rentals to be paid and minimum sublease rentals to be received on noncancelable operating leases with remaining terms greater than one year are as follows:

                      Minimum            Minimum
                       Lease            Sublease
                    Rentals To         Rentals To             Net
Fiscal Year           Be Paid          Be Received          Rentals
--------------------------------------------------------------------
1998                 $ 26,479            $ 6,982           $ 19,497
1999                   25,144              6,823             18,321
2000                   22,491              6,078             16,413
2001                   20,229              5,176             15,053
2002                   19,327              4,575             14,752
Thereafter            198,327             29,129            169,198
--------------------------------------------------------------------
Total                $311,997            $58,763           $253,234
====================================================================

      Total annual rental expense is as follows:

                                   Fiscal Year Ended
------------------------------------------------------------
                             May 3,   April 27,    April 29,
                              1997      1996         1995
------------------------------------------------------------
Minimum rentals             $27,886    $27,977     $26,993
Less sublease income         (6,962)    (8,174)     (8,280)
------------------------------------------------------------
Rental expense              $20,924    $19,803     $18,713
============================================================

      In connection with various guarantees of certain customer store leases, the Company is contingently liable, in the event of customer nonperformance, for future lease payments with a present value of approximately $35,000 at May 3, 1997. The related leases expire at varying dates over the next 24 years.

(6) Long-term Debt

Long-term debt consists of the following:

                                         May 3,   April 27,
                                          1997      1996
-----------------------------------------------------------
Senior Subordinated Notes,
  unsecured, interest rate of 10 5/8%,
  repaid April 1997                      $    --   $47,525
Senior Notes, unsecured, interest rate
  of 6.15%, due July 1997 to July 2000    36,000    45,000
Other long-term debt                       6,725     5,218
-----------------------------------------------------------
Total long-term debt                      42,725    97,743
Less current installments                 10,656    10,712
-----------------------------------------------------------
Long-term debt,
  net of current installments            $32,069   $87,031
===========================================================

      In April 1992, the Company issued $75,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes, due 2002. The Senior Subordinated Notes required semiannual interest payments. During fiscal 1996, the Company repurchased, at market prices above par, $27,475 of the Senior Subordinated Notes, and on April 1, 1997, the first permitted optional redemption date, the Company redeemed the remaining $47,525 at a redemption price of 105.31% of par (note 7).

      In July 1993, the Company issued $45,000 aggregate principal amount of 6.15% Senior Notes, due over a term of seven years. The Senior Notes require semiannual interest payments and annual sinking fund payments consisting of principal of $9,000 plus accrued interest from July 1, 1996 through July 2000. The Senior Notes also include an optional redemption provision whereby the Company may elect to redeem all, or any portion, of the debt prior to maturity subject to certain make-whole provisions.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar amounts in thousands, except per share data)


      The Company maintains a $40,000 revolving credit facility with a commercial bank to provide for the general working capital needs of the Company. The unsecured revolving credit facility expires in July 1998. Borrowings under the facility bear interest at a rate, selected by the Company, equal to (i) a floating rate equal to the commercial bank's overnight cost of funds plus 0.225% or (ii) a fixed rate equal to LIBOR plus 0.225%, and include a 0.10% fee on the average daily unused portion of the facility. There were no borrowings outstanding under this revolving credit facility at May 3, 1997.

      The Company maintains a $20,000 revolving credit facility with a commercial bank to provide for the general working capital needs of the Company. The unsecured revolving credit facility expires in December 1997. Borrowings under the facility bear interest at a fixed rate equal to (i) the commercial bank's Overnight Commercial Loan Rate or (ii) a Eurodollar Rate fixed for an interest period determined by the Company plus 0.225%. The facility includes a 0.12% fee on the average daily unused portion of the facility. There were no borrowings outstanding under this revolving credit facility at May 3, 1997.

      Future principal repayments on long-term debt for the five fiscal years subsequent to fiscal 1997 are approximately as follows: fiscal 1998--$10,700; fiscal 1999--$13,100; fiscal 2000--$9,800; fiscal 2001--$9,100; and fiscal
2002--$0.

      The Company's long-term debt facilities contain covenants for certain subsidiaries that, among other things, limit the incurrence of additional indebtedness; prohibit certain liens on assets; require maintenance of minimum net worth; limit the ability to transfer funds to Richfood in the form of loans, advances or cash dividends; and require certain financial ratios to be met as of each quarter end.

      As of May 3, 1997, the Company issued $9,064 in standby letters of credit, primarily for self-insurance purposes. These letters of credit are subject to annual renewal and will be replaced with similar letters of credit in the normal course of business.

      Interest payments made under long-term debt were $7,973 for fiscal 1997, $11,671 for fiscal 1996 and $17,706 for fiscal 1995.

(7) Extraordinary Loss

The extraordinary loss of $1,882, net of tax benefit of $1,308, for fiscal 1997, relates to the redemption, at 105.31% of par, of the remaining $47,525 principal amount of Senior Subordinated Notes on April 1, 1997, the first permitted optional redemption date, and is comprised of (i) the amount paid in excess of their par value, and (ii) the write-off of related deferred financing costs. The Company primarily used cash on hand, supplemented by borrowings under existing revolving credit facilities, to pay the redemption price for the Senior Subordinated Notes.

      The extraordinary loss of $2,164, net of tax benefit of $1,733, for fiscal 1996 primarily related to the repurchase, at market prices above par, of $27,475 principal amount of Senior Subordinated Notes, and is comprised of (i) the amount paid in excess of their par value, and (ii) the write-off of related deferred financing costs.

(8) Income Taxes

The components of income tax expense (benefit) related to earnings before income taxes and extraordinary loss are as follows:

                                  Fiscal Year Ended
------------------------------------------------------------
                             May 3,    April 27,   April 29,
                             1997       1996        1995
------------------------------------------------------------
Current:
  Federal                   $27,800    $26,767     $21,502
  State                       5,094      4,598       4,102
------------------------------------------------------------
                             32,894     31,365      25,604
------------------------------------------------------------
Deferred:
  Federal                     6,941     (1,370)        876
  State                         761       (681)        945
------------------------------------------------------------
                              7,702     (2,051)      1,821
------------------------------------------------------------
Income taxes                $40,596    $29,314     $27,425
------------------------------------------------------------
Income tax payments         $40,074    $26,517     $21,160
============================================================

      Income tax expense differs from the amounts resulting from applying the statutory federal income tax rate to earnings before income taxes and extraordinary loss as follows:

                                  Fiscal Year Ended
----------------------------------------------------------------
                                May 3,     April 27,   April 29,
                                 1997        1996        1995
----------------------------------------------------------------
Taxes computed using
  federal statutory rate        35.00%      35.00%      35.00%
State income taxes, net of
  federal income tax benefit     3.73        4.98        4.28
Nondeductibility of goodwill
  amortization expense           0.74        2.58        1.11
Change in valuation
  allowance                        --       (1.35)       1.08
Other, net                       0.35        1.57       (0.32)
---------------------------------------------------------------
Effective tax rate              39.82%      42.78%      41.15%
===============================================================

      Deferred income taxes for fiscal 1997 and fiscal 1996 reflect the income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at May 3, 1997 and April 27, 1996 are as follows:

                                             May 3,     April 27,
                                             1997        1996
----------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts           $  1,907   $  2,010
  Inventories                                    446      2,277
  Deferred revenue                             2,301      1,987
  Accrued expenses                            11,678     14,831
  Other                                        4,329      2,060
----------------------------------------------------------------
  Total deferred tax assets                   20,661     23,165
----------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment-depreciation        (16,303)   (12,170)
  Retirement plans                            (2,522)    (2,804)
  Other                                       (3,466)    (2,691)
----------------------------------------------------------------
  Total deferred tax liabilities             (22,291)   (17,665)
----------------------------------------------------------------
Net deferred tax assets (liabilities)       $ (1,630)  $  5,500
================================================================
Net current deferred tax assets             $ 10,671   $ 17,295
Net noncurrent deferred tax liabilities      (12,301)   (11,795)
----------------------------------------------------------------
Net deferred tax assets (liabilities)       $ (1,630)  $  5,500
================================================================

(9) Stock Option Plans and Other

The Company's Amended and Restated Omnibus Stock Incentive Plan, dated June 1996 (the "Omnibus Plan"), authorizes the granting of a maximum of 2,250,000 shares of Richfood common stock (subject to adjustment to reflect certain dilutive events), in the form of shares of restricted common stock, incentive stock options and nonqualified stock options with or without stock appreciation rights, stock awards and performance shares, to certain employees. Options to purchase Richfood common stock are granted at a price no less than the fair market value of the stock on the date of grant (if the option is an incentive stock option) or 50% of the fair market value of the stock on the date of grant (if the option is a nonqualified stock option). Options may be exercised at such times and subject to such conditions as may be prescribed by the Company at the time of grant. The maximum period in which an option may be exercised is determined by the Company at the time of grant and cannot exceed ten years. Options outstanding under the Omnibus Plan vest in equal installments over a four year period and have a term of ten years from date of grant. Options to purchase approximately 247,000 shares of common stock remain outstanding under the Omnibus Plan at May 3, 1997. At May 3, 1997, approximately 2,000,000 shares of common stock remained available for grant. At April 27, 1996, approximately 123,000 shares of common stock remained available for grant (the amendment and restatement of the Omnibus Plan resulted in an additional 2,250,000 shares available for grant).

      The Company's Non-Employee Directors' Stock Option Plan (the "Directors' Stock Plan") authorizes the granting of a maximum of 112,500 shares of Richfood common stock (subject to adjustment to reflect certain dilutive events) in the form of nonqualified stock options. The Directors' Stock Plan provides for each eligible director to receive, on September 1 of each year, an option to purchase 1,500 shares of common stock. Options to purchase Richfood common stock are granted at the fair market value of the stock on the date of grant, vest in equal installments over a four year period and have a term of ten years. Options to purchase approximately 42,000 shares of common stock remain outstanding under the Directors' Stock Plan at May 3, 1997. Approximately 68,000 and 83,000 shares of common stock remained available for grant at May 3, 1997 and April 27, 1996, respectively.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar amounts in thousands, except per share data)


      At May 3, 1997, there were options to purchase approximately 895,000 shares of Richfood common stock outstanding that were granted under other employee incentive stock plans. The Company does not anticipate any future grants under these plans.

      Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined based on the fair value at the grant date for options awarded in fiscal 1997 and fiscal 1996, consistent with the provisions of SFAS No. 123. The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during both fiscal 1997 and 1996: dividend yield of 0.05%, expected volatility of 0.18 and expected lives of 5 years; and a risk-free interest rate of 6.29% and 5.90% for fiscal 1997 and fiscal 1996, respectively. The Black-Scholes option valuation model requires the input of highly subjective assumptions including expectations of future dividends and stock price volatility. The assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to pro forma expense over the options' vesting period. The pro forma effect on net earnings for fiscal 1997 and fiscal 1996 does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996 and, accordingly, may not be indicative of the pro forma effect on net earnings in future years. If the Company had elected to recognize compensation expense related to its stock options granted in fiscal 1997 and fiscal 1996 in accordance with the provisions of SFAS No. 123, the decrease in net earnings and net earnings per common share would have been immaterial.

      A summary of the number of shares (in thousands) subject to outstanding stock options and related information is as follows:

                                      Fiscal Year Ended
-------------------------------------------------------------
                         May 3,           April 27, April 29,
                          1997              1996      1995
-------------------------------------------------------------
                                 Weighted
                                  Average
                                 Exercised
                        Shares     Price    Shares   Shares
-------------------------------------------------------------
Outstanding beginning
  of year                 1,404   $ 9.82    1,350     1,248
   Granted                  356    23.19      401       303
   Exercised               (492)    6.39     (233)     (171)
   Canceled                 (84)   18.17     (114)      (30)
-------------------------------------------------------------
Outstanding at end
   of year                1,184   $14.68    1,404     1,350
-------------------------------------------------------------
Price range at end
  of year                $ 2.55-           $ 2.55-   $ 2.55-
                         $25.33            $18.33    $10.59
=============================================================

      The weighted average fair value of each option granted during fiscal 1997 was $8.28. The number and weighted average fair value of shares of nonvested stock granted during fiscal 1997 was 37,500 and $21.92 per share, respectively.

       Information regarding the shares (in thousands) subject to outstanding stock options at May 3, 1997 is as follows:


                            Options Outstanding                   Options Exercisable
---------------------------------------------------------------------------------------
                             Weighted Average     Weighted                 Weighted
  Range of                       Remaining        Avergage                  Average
exercise prices    Shares    Contractual Life   Exercise Price   Shares  Exercise Price
---------------------------------------------------------------------------------------
$ 2.55 - $ 6.04      270        5 years             $ 5.17        270       $ 5.17
$10.33 - $10.59      255        7 years             $10.35        133       $10.34
$14.33 - $18.33      322        8 years             $17.18        104       $17.20
$21.38 - $25.33      337        9 years             $23.17         --           --
---------------------------------------------------------------------------------------
$ 2.55 - $25.33    1,184        8 years             $14.68        507       $ 9.00
=======================================================================================

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

(10) Retirement Plans

Substantially all of the Company's employees are covered by defined benefit plans. The funded status of the plans is as follows:


                                                       May 3, 1997                               April 27, 1996
--------------------------------------------------------------------------------------------------------------------------------
                                            Assets Exceed      Accumulated Benefits      Assets Exceed      Accumulated Benefits
                                         Accumulated Benefits    Exceed Assets        Accumulated Benefits     Exceed Assets
--------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of vested
  benefit obligation                           $27,513              $ 4,695                $25,280                $3,972
================================================================================================================================
Accumulated benefit obligation                 $29,220              $ 4,927                $26,705                $4,070
================================================================================================================================
Fair value of plan assets                      $57,721              $ 3,771                $54,247                $3,304
Projected benefit obligation                    41,893                4,927                 39,531                 4,109
--------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                  15,828               (1,156)                14,716                  (805)
Unrecognized net transition asset               (4,192)                 596                 (5,099)                   --
Unrecognized prior service cost                    152                   --                    177                    --
Unrecognized net (gain) loss                    (2,283)                  --                   (761)                  120
Minimum liability                                   --                 (546)                    --                   (80)
--------------------------------------------------------------------------------------------------------------------------------
Net pension asset (liability)                 $  9,505              $(1,106)               $ 9,033                $ (765)
================================================================================================================================

      The Company's retirement plans cover employees who meet certain age and service requirements. Retirement benefits vest under the various plans after 5 years of service, and are based on years of service and either average final compensation, or a fixed dollar payment per month. The Company's funding policy has been to contribute annually an amount actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets under the various plans at May 3, 1997 consist of equity securities, U.S. government and agency obligations, mortgage-backed securities, corporate obligations, mutual funds and guaranteed insurance contracts.

      The following are the components of net retirement expense (benefit) related to the defined benefit plans:

                                    Fiscal Year Ended
------------------------------------------------------------
                               May 3,    April 27, April 29,
                                1997       1996      1995
------------------------------------------------------------
Service cost -- present value
  of benefits earned during
  the year                    $ 2,710    $ 2,440   $ 2,109
Interest cost on projected
  benefit obligation            3,315      3,087     2,781
Expected return on plan assets,
  net of amount deferred       (4,787)    (6,325)   (4,034)
Net amortization and deferral  (1,193)       811    (1,128)
------------------------------------------------------------
Net retirement expense
  (benefit)                   $    45    $    13   $  (272)
============================================================

      The weighted average discount rate assumed by the Company ranged from 7.75% to 8% for all years presented. The Company assumed an expected long-term rate of return of 9% and a projected increase in compensation of 6% for all years presented.

      The Company maintains a nonqualified, unfunded supplemental retirement plan for selected management personnel. Supplemental retirement plan benefits vest after specified years of service requirements are met and are based on years of service and average final compensation. The Company established a trust that maintains life insurance policies to act as a financing source for the plan. The cash surrender value of the life insurance policies was $1,198 at May 3, 1997 and $1,066 at April 27, 1996. The projected benefit obligation for the plan was $2,350 at May 3, 1997 and $1,327 at April 27, 1996.

      The Company maintains defined contribution employee savings and stock ownership plans under section 401(k) of the Internal Revenue Code. These plans are offered to substantially all employees who meet certain age and service requirements and allow for participant pretax contributions and employer matching contributions. The Company contributed $664, $655 and $783 to the plans for fiscal 1997, fiscal 1996 and fiscal 1995, respectively.

      Certain employees are covered under a union-sponsored, collectively bargained, multi-employer pension plan. The Company's contribution to this plan was $371, $346 and $348 in fiscal 1997, fiscal 1996 and fiscal 1995, respectively.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar amounts in thousands, except per share data)


(11) Significant Customers

Sales to three wholesale customers accounted for 17%, 9% and 9% of the Company's sales in fiscal 1997, 16%, 9% and 11% of sales in fiscal 1996 and 15%, 10% and 13% of sales in fiscal 1995. The Company maintains supply agreements with these customers which expire in December 1999, December 1997 and December 2001, respectively. The Company's third largest customer has announced that it is currently exploring strategic alternatives.

(12) Litigation And Related Matters

The Company is party to various legal actions that are incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes that the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or business.

(13) Industry Segments

At May 3, 1997, the Company operated a wholesale grocery division and a retail grocery division consisting of seventeen retail grocery stores in the Mid-Atlantic region. The Company's wholesale grocery division provides a full range of grocery, dairy, frozen food, produce and meat products to chains and independent retailers throughout the region. Sales by industry segment include sales to unaffiliated customers, as reported in the Consolidated Statements of Earnings, and sales between industry segments, which are accounted for on terms comparable to unaffiliated customers.

      Operating profit represents sales, less cost of goods sold and operating and administrative expenses. Identifiable assets by segment, except for goodwill, are those assets used directly in the operations of that unit.


      The following is industry segment information:

                                    Fiscal Year
-----------------------------------------------------------
                          May 3,     April 27,   April 29,
                           1997        1996        1995
-----------------------------------------------------------
Sales:
  Wholesale grocery    $3,280,229  $3,096,997   $2,857,374
  Retail grocery          338,471     322,787      304,718
  Intersegment sales     (207,075)   (168,916)    (169,357)
-----------------------------------------------------------
   Total sales         $3,411,625  $3,250,868   $2,992,735
===========================================================
Operating profit:
  Wholesale grocery    $  108,413  $   90,882   $   83,318
  Retail grocery            5,027       5,551        2,911
  General corporate
   expenses                (7,999)     (6,787)      (4,613)
-----------------------------------------------------------
   Total operating profit 105,441      89,646       81,616
-----------------------------------------------------------
Merger and integration
  costs                        --      11,993           --
Interest expense            7,166      12,354       18,312
Interest income            (3,672)     (3,230)      (3,339)
-----------------------------------------------------------
Earnings before income
  taxes and extra-
  ordinary loss        $  101,947  $   68,529   $   66,643
===========================================================
Identifiable assets:
  Wholesale grocery    $  512,227  $  494,266   $  505,810
  Retail grocery           69,253      69,995       74,960
-----------------------------------------------------------
   Total identifiable
    assets             $  581,480  $  564,261   $  580,770
===========================================================
Depreciation and
  amortization:
  Wholesale grocery    $   23,355  $   21,092   $   19,119
  Retail grocery            5,879       5,997        4,784
-----------------------------------------------------------
   Total depreciation
    and amortization   $   29,234  $   27,089   $   23,903
===========================================================
Capital expenditures:
  Wholesale grocery    $    9,368  $    9,518   $    6,276
  Retail grocery            6,047       5,263       13,700
-----------------------------------------------------------
   Total capital
    expenditures       $   15,415  $   14,781   $   19,976
===========================================================

(14) Selected Quarterly Data (Unaudited)

Summarized quarterly financial information for the quarters indicated and market price and dividend information for Richfood's common stock are as follows:


                                                                        Fiscal Year Ended May 3, 1997
--------------------------------------------------------------------------------------------------------------------
                                                         First          Second           Third         Fourth
                                                      (12 Weeks)      (12 Weeks)       (12 Weeks)     (17 Weeks)
--------------------------------------------------------------------------------------------------------------------
Sales                                                  $753,383       $739,640         $807,272       $1,111,330
Gross margin                                             77,899         77,620           85,493          117,314
Earnings before extraordinary loss                       12,445         12,572           15,000           21,334
Extraordinary loss, net of tax                               --             --               --           (1,882)
--------------------------------------------------------------------------------------------------------------------
Net earnings                                           $ 12,445       $ 12,572         $ 15,000       $   19,452
====================================================================================================================
Earnings per common share:
  Earnings before extraordinary loss                   $   0.26       $   0.27         $   0.32       $     0.45
  Extraordinary loss                                         --             --               --            (0.04)
--------------------------------------------------------------------------------------------------------------------
  Net earnings                                         $   0.26       $   0.27         $   0.32       $     0.41
====================================================================================================================
Cash dividends declared per common share               $   0.03       $   0.03         $   0.03       $     0.03
====================================================================================================================
Market price range:
  Low                                                  $     21 1/3   $     21 11/12   $     21 5/8   $       18 5/8
  High                                                 $     24 1/4   $     25  5/12   $     28 1/8   $       25 1/4



                                                                     Fiscal Year Ended April 27, 1996(a)
------------------------------------------------------------------------------------------------------------------
                                                         First         Second           Third         Fourth
                                                      (12 Weeks)     (12 Weeks)       (12 Weeks)     (16 Weeks)
------------------------------------------------------------------------------------------------------------------
Sales                                                  $766,967       $717,543         $766,802       $999,556
Gross margin                                             76,999         68,708           75,731        104,869
Merger and integration costs                                 --             --           11,993             --
Earnings before extraordinary loss                       10,165          9,850            3,774         15,426
Extraordinary loss, net of tax                               --             --           (1,002)        (1,162)
------------------------------------------------------------------------------------------------------------------
Net earnings                                           $ 10,165       $  9,850         $  2,772       $ 14,264
==================================================================================================================
Earnings per common share:
  Earnings before extraordinary loss                   $   0.22       $   0.21         $   0.08       $   0.33
  Extraordinary loss                                         --             --            (0.02)         (0.02)
------------------------------------------------------------------------------------------------------------------
  Net earnings                                         $   0.22       $   0.21         $   0.06       $   0.31
==================================================================================================================
Cash dividends declared per common share               $   0.02       $   0.02         $   0.02       $   0.02
==================================================================================================================
Market price range:
  Low                                                  $     13       $     15 1/6     $     16 1/2   $     15 3/4
  High                                                       16 1/6         17 5/6           19 1/3         22


(a) Fiscal 1996 first, second, third and fourth quarters include thirteen, eleven, twelve and sixteen weeks, respectively, of Super Rite operating results.

      Richfood's common stock was listed on the New York Stock Exchange (NYSE) on December 6, 1996. Market price information for the periods after listing on the NYSE reflect the sales prices of the common stock on the NYSE composite tape. Prior to listing on the NYSE, Richfood's common stock was traded in the over-the-counter market and was quoted through The Nasdaq National Market. Market price information for periods prior to listing on the NYSE reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.