Form 10-K, Exhibit 13
period 1998-05-02
RICHFOOD HOLDINGS INC
filed 1998-07-31
CIK 819632

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL REVIEW

The following discussion of the Company's consolidated results of operations and financial position should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this annual report. References in the following discussion are to the fiscal years ended May 2, 1998 ("fiscal 1998"), May 3, 1997 ("fiscal 1997"), and April 27, 1996 ("fiscal 1996").
      On March 4, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Farm Fresh, Inc. ("Farm Fresh"), a privately-held supermarket chain headquartered in Norfolk, Virginia (the "Farm Fresh Acquisition"). The Company accounted for the acquisition under the purchase method of accounting and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statement of Earnings since the date of acquisition. See Notes 2 and 6 to the Consolidated Financial Statements and Liquidity and Capital Resources for a further discussion of the Farm Fresh Acquisition.
      Subsequent to fiscal 1998, on May 18, 1998, a wholly-owned subsidiary of the Company acquired all of the outstanding shares of Dart Group Corporation ("Dart") for $160 per share, net to the seller in cash, or approximately $201.0 million (the "Dart Acquisition"). Dart, headquartered in Landover, Maryland was comprised, at the time of acquisition, of Shoppers Food Warehouse Corporation ("Shoppers"), a 100% owned chain of 37 price impact supermarkets operating in the greater Washington, DC metropolitan area; Trak Auto Corporation ("Trak"), a publicly-owned retailer of auto parts (67.1% owned by Dart); Crown Books Corporation ("Crown"), a publicly-owned retailer of popular books (52.3% owned by Dart), and Total Beverage Corporation ("Total Beverage"), a discount beverage retailer (100% owned by Dart). The Company will account for the acquisition under the purchase method of accounting in fiscal 1999 and, accordingly, the results of operations of the acquired business will be included in the Company's Consolidated Statement of Earnings from the date of acquisition.
      On May 22, 1998, the stock of Total Beverage was sold by Dart to a third party for approximately $8 million. The Company intends to divest its ownership of Dart's remaining non-core assets, including Trak and Crown, within one year of the acquisition date. See Note 16 to the Consolidated Financial Statements and Liquidity and Capital Resources for a further discussion of the Dart Acquisition.

Results of Operations

Comparison of Fiscal 1998 with Fiscal 1997

Sales of $3,203.7 million for fiscal 1998 consisted of $3,021.1 million of wholesale grocery sales and $425.5 million of retail grocery sales. Wholesale grocery sales included $242.9 million of sales to the Company's retail grocery division. Wholesale grocery sales decreased $259.1 million, or 7.9%, from sales of $3,280.2 million for fiscal 1997. The Company's results of operations for fiscal 1998 included fifty-two weeks of operations, compared to fifty-three weeks in fiscal 1997. Excluding the effect of the additional week in fiscal 1997, wholesale grocery sales would have decreased approximately $197.7 million, or 6.1%. This decrease was primarily attributable to the expiration in June 1997 of the Company's frozen food supply agreement with Acme Markets, Inc. ("Acme"). Acme represented approximately $182 million of sales in fiscal 1997, as compared to approximately $13 million in fiscal 1998.
      Retail grocery sales for fiscal 1998, which consisted of sales by the Company's Metro/Basics and Farm Fresh stores, of $425.5 million increased $87.0 million, or 25.7%, over sales of $338.5 million for fiscal 1997. Excluding the effect of the additional week in fiscal 1997, retail grocery sales would have increased $92.8 million, or 27.9%. This increase was primarily attributable to sales generated by the Farm Fresh grocery stores, which were acquired on March 4, 1998, of $100.1 million. Sales for the Metro/Basics retail grocery stores increased 0.7% on a comparable store basis in fiscal 1998, compared to fiscal 1997. As a result of the Company's strategy of focusing on the expansion of the Metro format, which resulted in the Company selling one Basics store (August
1996), closing a second Basics store (March 1997) and temporarily closing a third (July 1997 to November 1997) until its conversion to the Metro format was complete, Metro/Basics' total sales decreased 2.1% in fiscal 1998.
       Gross margin increased to 11.59% of sales for fiscal 1998 from 10.50% of sales for fiscal 1997. The increase in gross margin as a percent of sales was primarily attributable to the Company's wholesale division taking advantage of certain buying opportunities during fiscal 1998 and the inclusion of Farm Fresh's higher retail gross margins since the March 4, 1998 acquisition date.
      Operating and administrative expenses were 8.01% of sales in fiscal 1998, compared to 7.41% of sales in fiscal 1997. The increase in operating and administrative

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES
expenses as a percent of sales was primarily attributable to the inclusion of Farm Fresh's higher retail operating and administrative expense ratio since the March 4, 1998 acquisition date.
      The Company's operating results for fiscal 1998 included a one-time charge of $24.2 million for restructuring costs associated with the Company's plan to restructure its Pennsylvania frozen food operations. The plan included closing the Company's West Point, Pennsylvania, frozen food distribution facility and transferring the related operations to the Company's Harrisburg, Pennsylvania, distribution facility to eliminate excess capacity in its frozen food operations. The restructuring charge included $17.8 million related to the write-down of the West Point facility to its estimated fair value less selling costs and the write-off of related goodwill. The remainder of the charge primarily related to employee separation costs and certain non-cancelable leases. See Note 7 to the Consolidated Financial Statements for a further discussion of the restructuring charge.
      Interest expense decreased to $6.0 million in fiscal 1998 from $7.2 million in fiscal 1997. The decrease was primarily due to the Company's ability to generate strong cash flow from operations which resulted in lower average debt levels during the first three quarters of fiscal 1998, compared to the same periods in fiscal 1997. In addition, on April 1, 1997, the Company redeemed the remaining $47.5 million outstanding principal amount of its 10 5/8% Senior Subordinated Notes due April 2002 ("Senior Subordinated Notes"). The decrease in interest expense was offset in part by increased interest expense in the fourth quarter of fiscal 1998 compared to the same period in fiscal 1997. During the fourth quarter of fiscal 1998, the Company incurred incremental interest expense of approximately $1.8 million as a result of its March 4, 1998, Farm Fresh Acquisition.
      The Company's effective income tax rate was 38.0% in fiscal 1998, compared to 39.8% in fiscal 1997. Excluding the effect of the restructuring charge, the effective tax rate for fiscal 1998 would have been 38.4%.
      The fiscal 1997 extraordinary loss, net of tax, of $1.9 million related to the early redemption of the remaining $47.5 million outstanding principal amount of the Company's Senior Subordinated Notes and was primarily comprised of the amount paid in excess of par value and the write-off of related deferred financing costs.
      Excluding the effects of the one-time charge for restructuring costs related to the closure of the Company's West Point, Pennsylvania, facility in fiscal 1998 and the effect of the extraordinary loss related to early extinguishment of certain debt in fiscal 1997, earnings for fiscal 1998 were $69.2 million, or $1.45 per share, assuming dilution, a 12.8% increase over earnings of $61.4 million, or $1.29 per share, assuming dilution, for fiscal 1997. Net earnings, including the effects of the one-time charge for restructuring costs and the extraordinary loss, were $54.7 million, or $1.15 per share, assuming dilution, for fiscal 1998, compared to $59.5 million, or $1.25 per share, assuming dilution, for fiscal 1997.

Comparison of Fiscal 1997 with Fiscal 1996

Sales of $3,411.6 million for fiscal 1997 consisted of $3,280.2 million of wholesale grocery sales and $338.5 million of retail grocery sales. Wholesale grocery sales included $207.1 million of sales to the Company's retail grocery division. Wholesale grocery sales increased $183.2 million, or 5.9%, over sales of $3,097.0 million for fiscal 1996. The Company's results of operations for fiscal 1997 included fifty-three weeks of operations, compared to fifty-two weeks in fiscal 1996. Excluding the effect of the additional week in fiscal 1997, wholesale grocery sales would have increased $121.8 million, or 3.9%. This increase was primarily attributable to sales of $65.2 million recorded by Norristown Wholesale, Inc. ("Norristown") after its acquisition by the Company on September 30, 1996, and incremental sales to new and existing customers.
       Retail grocery sales for fiscal 1997, which consisted of sales by the Company's Metro/Basics stores, of $338.5 million increased $15.7 million, or 4.9%, over sales of $322.8 million for fiscal 1996. Excluding the effect of the additional week in fiscal 1997, retail grocery sales would have increased $9.9 million, or 3.1%. This increase was primarily attributable to the opening of one new Metro store in September 1996, the inclusion of a full year of sales from two additional stores opened late in fiscal 1996 and incremental sales resulting from the Company's conversion of former Basics stores to the Metro format. Sales for the retail grocery division decreased 1.0% on a comparable store basis in fiscal 1997, compared to fiscal 1996, primarily due to the impact of competitive store openings.
      Gross margin increased to 10.50% of sales for fiscal 1997 from 10.04% of sales for fiscal 1996. Operating and administrative expenses were 7.41% of sales in fiscal 1997, compared to 7.28% of sales in fiscal 1996. The increases in gross margin and operating and administrative expenses as a percent of sales were primarily attributable to the inclusion of Norristown's higher gross margin and operating expense ratio produce business in fiscal 1997 results.

      The Company's operating results for fiscal 1996 included a one-time charge for merger and integration costs of $12.0 million in connection with the Company's acquisition of Super Rite Corporation, a full service wholesale and retail food distributor headquartered in Harrisburg, Pennsylvania, effective October 15, 1995 (the "Super Rite Acquisition"). This charge primarily related to transaction costs associated with the Super Rite Acquisition, severance costs and costs related to the conversion of certain Basics locations to the Metro store format, including write-offs of property and equipment. See Note 2 to the Consolidated Financial Statements for a further discussion of the Super Rite Acquisition.
      Interest  expense  decreased  to $7.2  million  in fiscal  1997 from $12.4 million in fiscal 1996. The decrease was primarily due to lower average debt levels in fiscal 1997, compared to fiscal 1996. On April 1, 1997, the Company redeemed the remaining $47.5 million outstanding principal amount of its Senior Subordinated Notes.
      The Company's effective income tax rate was 39.8% in fiscal 1997, compared to 42.8% in fiscal 1996. The higher effective income tax rate for fiscal 1996 was primarily attributable to certain nondeductible merger and integration costs associated with the Super Rite Acquisition.
      The extraordinary loss, net of tax, of $2.2 million for fiscal 1996 primarily related to the repurchase, at market prices above par, of $27.5 million principal amount of Senior Subordinated Notes and was primarily comprised of the amount paid in excess of par value and the write-off of related deferred financing costs.
      Excluding the effects of the extraordinary losses related to early extinguishment of certain debt in fiscal 1997 and fiscal 1996, and the effects of the one-time charge for merger and integration costs related to the Super Rite Acquisition in fiscal 1996, earnings for fiscal 1997 were $61.4 million, or $1.29 per share, assuming dilution, a 30.5% increase over earnings of $47.0 million, or $1.00 per share, assuming dilution, for fiscal 1996. Net earnings, including the effects of the extraordinary losses and the one-time charge for merger and integration costs, were $59.5 million, or $1.25 per share, assuming dilution, for fiscal 1997, compared to $37.1 million, or $0.78 per share, assuming dilution, for fiscal 1996.

Liquidity and Capital Resources
Cash and cash equivalents were $40.0 million at May 2, 1998, compared to $10.4 million at May 3, 1997. Working capital was $54.3 million at May 2, 1998, and $21.9 million at May 3, 1997. The increase in working capital was primarily due to an increase in cash and cash equivalents and the net working capital investment attributable to the Farm Fresh retail grocery stores acquired on March 4, 1998. During fiscal 1998, the Company's working capital needs were financed primarily through cash provided by operations. In addition, at May 2, 1998, the Company had a $250 million, five-year senior unsecured revolving credit facility (the "$250 million facility") and a $100 million, 364-day, senior unsecured revolving credit facility (the "$100 million facility"). Proceeds from the $250 million facility were used primarily to fund the Farm Fresh Acquisition. At May 2, 1998, $192.0 million of borrowings remained outstanding under the $250 million facility.
      Subsequent to May 2, 1998, on May 12, 1998, the Company entered into $450 million senior unsecured credit facilities consisting of an unsecured $250 million, five-year revolving credit facility and an unsecured $200 million, 18-month term loan, proceeds from which were used to finance the Dart Acquisition, repay outstanding balances of $192.0 million under the Company's $250 million facility and provide funds for other general corporate purposes. In addition, the Company assumed $200 million of Shoppers 9 3/4% Senior Notes due 2004 in connection with the Dart Acquisition. See Notes 6 and 16 to the Consolidated Financial Statements for a further discussion of long-term debt and the Dart Acquisition.

Operating Activities

The Company's operations continue to generate significant cash to support the Company's growth. Net cash provided by operating activities for fiscal 1998 was $112.4 million. This amount primarily consisted of net earnings of $54.7 million, depreciation and amortization of $32.1 million and the $23.3 million non-cash component of the Company's restructuring charge.
      Net cash provided by operating activities was $116.1 million and $89.6 million for fiscal 1997 and 1996, respectively. These amounts primarily consisted of net earnings of $59.5 million in fiscal 1997 and $37.1 million in fiscal 1996, and depreciation and amortization of $29.2 million in fiscal 1997 and $27.1 million in fiscal 1996.

Investing Activities

Net cash used for investing activities was $258.0 million for fiscal 1998, $61.4 million for fiscal 1997 and $20.3 million for fiscal 1996. Net cash used for investing activities included acquisitions made by the Company and consisted of approximately $222 million for the Farm Fresh Acquisition in fiscal 1998 and approximately $26 million for the Company's purchase of Norristown in fiscal 1997.
      Capital expenditures were $22.2 million for fiscal 1998, $15.4 million for fiscal 1997 and $14.8 million for fiscal 1996. Capital expenditures for the wholesale grocery division of $11.7 million for fiscal 1998, $9.4 million for

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES fiscal 1997 and $9.5 million for fiscal 1996 consisted primarily of the purchase of material handling equipment and improvements to the Company's distribution centers and fluid dairy plant. Capital expenditures for the retail grocery division of $10.5 million for fiscal 1998, $6.0 million for fiscal 1997 and $5.3 million for fiscal 1996 consisted primarily of capital employed for the conversion of existing Basics stores to the Metro format and one new Metro store in both fiscal 1998 (opened April 1998) and fiscal 1997 (opened September 1996).
       The Company anticipates that fiscal 1999 capital expenditures will be approximately $90 million and will include approximately $66 million and $24 million for the Company's retail and wholesale grocery divisions, respectively. During 1998, the Company significantly increased its presence in the retail grocery segment through its Farm Fresh and Dart acquisitions. The fiscal 1999 retail capital expenditures budget primarily includes the conversion of six Farm Fresh warehouse format stores to its new conventional store format, four new Metro stores and one new Shoppers store.
      The fiscal 1999 wholesale capital expenditures budget reflects the Company's commitment to maintaining and enhancing its low-cost operations. The Company plans to invest approximately $8 million in fiscal 1999 to expand the Company's Harrisburg, Pennsylvania distribution center to accommodate growth in the frozen and perishables lines of its business. Budgeted capital expenditures for the wholesale grocery division also include material handling equipment and additional investments in logistics and distribution technology.

Financing Activities

Net cash provided by financing activities was $175.2 million for fiscal 1998. Net cash used for financing activities was $61.7 million for fiscal 1997 and $81.2 million for fiscal 1996.
      During fiscal 1998, the Company financed the Farm Fresh Acquisition through borrowings under the $250 million facility, of which $192.0 million remained outstanding at May 2, 1998. During fiscal 1998, the Company made principal payments on long-term debt and capital lease obligations of $12.1 million which primarily consisted of a $9.0 million principal repayment on its 6.15% Senior Notes due July 1, 2000 ("Senior Notes"). During fiscal 1997, the Company made $58.6 million of principal payments on long-term debt and capital lease obligations including the redemption of the remaining $47.5 million principal amount of Senior Subordinated Notes on April 1, 1997, and the first $9.0 million principal payment on the Senior Notes. During fiscal 1996, the Company reduced its total debt by $80.8 million. This reduction primarily related to the repayment of outstanding borrowings under a $25.0 million revolving credit facility and a $25.0 million term loan facility, as well as the early extinguishment of $27.5 million of Senior Subordinated Notes.
      The Company's total debt increased to $269.8 million at May 2, 1998, from $42.7 million at May 3, 1997. This increase was primarily attributable to the Company's fiscal 1998 Farm Fresh Acquisition. Shareholders' equity increased to $324.2 million at May 2, 1998, from $258.7 million at May 3, 1997. The ratio of total debt to equity was 0.83 to 1 at May 2, 1998, and 0.17 to 1 at May 3, 1997. The ratio of total debt to total capitalization (defined as total debt plus shareholders' equity) increased to 0.45 to 1 at May 2, 1998 from 0.14 to 1 at May 3, 1997.
       The Company increased the cash dividend on its common stock to $0.16 per share in fiscal 1998 from $0.12 per share in fiscal 1997 and $0.08 per share in fiscal 1996. Cash dividends paid were $7.1 million in fiscal 1998, $5.2 million in fiscal 1997, and $2.9 million in fiscal 1996.
       The Company believes that it has the ability to continue to generate adequate funds from its operations, and through borrowings under its existing long-term debt facilities, to maintain its competitive position and expand its business.

Year 2000 Compliance

During 1997, the Company developed, and began implementing, a strategic long-term information technology plan to upgrade its core application systems. Concurrently, it has developed, and is implementing, a plan to ensure that its information systems are year 2000 compliant. The Company believes that with the currently planned system conversions and upgrades, as well as certain additional modifications to existing software, the Company will achieve year 2000 compliance without any significant operational problems related to the Company's information systems. Amounts expended, or to be expended, exclusively to ensure year 2000 compliance are not expected to be material to the Company's consolidated results of operations or financial position. The Company is also communicating with significant suppliers, customers, financial institutions and others with which it does business to validate year 2000 compliance.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA



---------------------------------------------------------------------------------------------------------------------------
                                                                               Fiscal Year Ended
---------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands,                      May 2,          May 3,        April 27,      April 29,       April 30,
except per share data)                             1998(a)         1997(c)         1996          1995(d)          1994
---------------------------------------------------------------------------------------------------------------------------
Operations:
   Sales                                          $3,203,731     $3,411,625     $3,250,868      $2,992,735     $2,545,676
   Gross margin                                      371,226        358,326        326,307         297,715        250,441
   Operating and administrative expenses             256,660        252,885        236,661         216,099        186,912
   Restructuring costs                                24,179(b)          --             --              --             --
   Merger and integration costs                           --             --         11,993(e)           --             --
   Loss on disposal of assets                             --             --             --              --         13,148(g)
   Interest expense                                    6,013          7,166         12,354          18,312         17,534
   Earnings before income taxes and
     extraordinary loss                               88,185        101,947         68,529          66,643         36,025
   Earnings before extraordinary loss                 54,706         61,351         39,215          39,218         21,371
   Extraordinary loss, net of tax                         --         (1,882)(f)     (2,164)(f)          --             --
   Net earnings                                       54,706         59,469         37,051          39,218         21,371
   Net earnings as a percent of sales                   1.71%          1.74%          1.14%           1.31%          0.84%
---------------------------------------------------------------------------------------------------------------------------
Per Common Share Data:
   Earnings before extraordinary loss             $     1.15     $     1.30     $     0.84      $     0.84     $     0.47
   Net earnings                                         1.15           1.26           0.79            0.84           0.47
   Earnings before extraordinary loss --
     assuming dilution                                  1.15           1.29           0.83            0.83           0.46
   Net earnings-- assuming dilution                     1.15           1.25           0.78            0.83           0.46
   Cash dividends declared                              0.16           0.12           0.08            0.07           0.05
   Book value                                           6.80           5.46           4.25            3.43           2.61
   Market price range-- High                              32         28 1/8             22          13 1/3         12 1/6
                     -- Low                           19 7/8         18 5/8             13               9          8 1/2
---------------------------------------------------------------------------------------------------------------------------
Financial Position:
   Working capital                                $   54,337     $   21,868     $   40,828      $   72,780     $   84,926
   Total assets                                      908,851        581,480        564,261         580,770        487,904
   Total debt                                        269,771         42,725         97,743         178,531        181,576
   Shareholders' equity                              324,214        258,650        199,562         160,330        121,868
---------------------------------------------------------------------------------------------------------------------------
Financial Ratios and Other Data:
   Current ratio                                   1.18 to 1      1.08 to 1      1.16 to 1       1.31 to 1      1.47 to 1
   Inventory turnover                                  15.81          18.73          18.90           18.80          16.18
   Return on average assets                              7.3%          10.4%           6.5%            7.3%           4.4%
   Debt to equity ratio                            0.83 to 1      0.17 to 1      0.49 to 1       1.11 to 1      1.49 to 1
   Return on average shareholders' equity               18.8%          26.0%          20.6%           27.8%          19.7%
   Weighted average common
     shares outstanding                           47,528,161     47,290,092     46,825,107      46,711,389     45,771,755
   Weighted average common
     shares outstanding --
     assuming dilution                            47,742,554     47,558,480     47,190,273      47,005,601     46,259,419
   Number of employees at fiscal year-end              9,479          5,151          4,925           4,600          4,639
---------------------------------------------------------------------------------------------------------------------------



In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 - Earnings per share ("SFAS No. 128"). SFAS No. 128 established new standards for computing and presenting earnings per share and requires reporting of both basic and diluted earnings per share. Earnings for all prior periods have been restated to conform to the provisions of SFAS No. 128. All historical financial data presented has been restated to reflect Richfood Holdings, Inc.'s October 15, 1995, acquisition of Super Rite Corporation which was accounted for as a pooling of interests (see Note 2 to the Consolidated Financial Statements). All references to common share and per common share data for previously reported periods have been adjusted to reflect the 3-for-2 common stock split in fiscal 1997 and the 2-for-1 common stock split in fiscal 1994.

(a) Results for fiscal 1998 reflect the acquisition of Farm Fresh, Inc. on March 4, 1998 (See Note 2 to the Consolidated Financial Statements).
(b) See Note 7 to the Consolidated Financial Statements and Financial Review for further discussion.
(c) Fiscal 1997 was a 53-week year. Results for fiscal 1997 reflect the acquisition of Norristown Wholesale, Inc., on September 30, 1996 (see Note 2 to the Consolidated Financial Statements).
(d) Results for fiscal 1995 reflect the acquisitions of Rotelle, Inc. on August 23, 1994, and the Wholesale Division of Camellia Food Stores, Inc. on April 3, 1995.
(e) See Note 2 to the Consolidated Financial Statements and Financial Review for further discussion.
(f) See Note 6 to the Consolidated Financial Statements and Financial Review for further discussion.
(g) The fiscal 1994 loss on disposal of assets related to the write-down of assets of closed retail grocery stores.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Richfood Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Richfood Holdings, Inc. and subsidiaries as of May 2, 1998 and May 3, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of earnings, shareholders' equity and cash flows of Richfood Holdings, Inc. and subsidiaries for the fiscal year ended April 27, 1996 were audited by other auditors whose report, dated June 10, 1996, expressed an unqualified opinion on those statements.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement
presentation.   We  believe  that  our  audits  provide  a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richfood Holdings, Inc. and subsidiaries at May 2, 1998 and May 3, 1997, and the consolidated results of their operations and their cash flows for the fiscal years then ended, in conformity with generally accepted accounting principles.


                                                    /s/ Ernst & Young LLP



Richmond, Virginia
June 15, 1998





MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors and Shareholders
Richfood Holdings, Inc.:

The integrity and objectivity of the consolidated financial statements and related financial information in this report are the responsibility of management of the Company. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.
      Management is responsible for maintaining internal controls, at appropriate cost, designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records provide a reliable basis for the preparation of the consolidated financial statements. The Company's year-end consolidated financial statements are audited by our independent auditors. The annual audit includes consideration of the Company's internal controls to the extent required by generally accepted auditing standards to enable our independent auditors to determine the nature, timing and extent of their audit procedures. Management also maintains a staff of internal auditors who evaluate the adequacy of, and investigate the adherence to, internal controls and related policies and procedures.
      The Audit Committee of the Board of Directors, consisting of outside directors, meets periodically with the independent auditors, internal auditors and management to review matters relating to the Company's financial reporting, the adequacy of the internal controls and the scope and results of audit work. Our independent auditors and the internal auditors have unrestricted access to the Audit Committee.

/s/ John E. Stokely                           /s/ John C. Belknap
------------------------                      -------------------------
    John E. Stokely                               John C. Belknap
    Chairman of the Board,                        Executive Vice President and
    President and                                 Chief Financial Officer
    Chief Executive Officer

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS



------------------------------------------------------------------------------------------------------------------------------
                                                                    Fiscal Year Ended
------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands,             May 2,        Percent         May 3,        Percent       April 27,      Percent
except per share data)                     1998        of Sales          1997        of Sales         1996        of Sales

------------------------------------------------------------------------------------------------------------------------------
Sales                                    $3,203,731         100.00%    $3,411,625         100.00%   $3,250,868        100.00%
Costs and expenses:
   Cost of goods sold                     2,832,505          88.41      3,053,299          89.50     2,924,561         89.96
   Operating and administrative
     expenses                               256,660           8.01        252,885           7.41       236,661          7.28
   Restructuring costs                       24,179           0.76             --             --            --            --
   Merger and integration costs                  --           -                --             --        11,993          0.37
   Interest expense                           6,013           0.19          7,166           0.21        12,354          0.38
   Interest income                           (3,811)         (0.12)        (3,672)         (0.11)       (3,230)        (0.10)
------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
   and extraordinary loss                    88,185           2.75        101,947           2.99        68,529          2.11
Income taxes                                 33,479           1.04         40,596           1.19        29,314          0.90
------------------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary
   loss                                      54,706           1.71         61,351           1.80        39,215          1.21
Extraordinary loss, net of tax                   --          --            (1,882)         (0.06)       (2,164)        (0.07)
------------------------------------------------------------------------------------------------------------------------------
Net earnings                                 54,706           1.71%    $   59,469           1.74%   $   37,051          1.14%
==============================================================================================================================

Earnings per common share:
   Earnings before
     extraordinary loss                  $     1.15                    $     1.30                   $     0.84
   Extraordinary loss, net of tax                --                         (0.04)                       (0.05)
------------------------------------------------------------------------------------------------------------------------------
Net earnings                             $     1.15                    $     1.26                   $     0.79
==============================================================================================================================

Earnings per common share-
   assuming dilution:
   Earnings before
     extraordinary loss                  $     1.15                    $     1.29                   $     0.83
   Extraordinary loss, net of tax                --                         (0.04)                       (0.05)
------------------------------------------------------------------------------------------------------------------------------
Net earnings                             $     1.15                    $     1.25                   $     0.78
==============================================================================================================================

Cash dividends declared
   per common share                      $     0.16                    $     0.12                   $     0.08
------------------------------------------------------------------------------------------------------------------------------



See accompanying Notes to Consolidated Financial Statements.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS



---------------------------------------------------------------------------------------------------------------------------
                                                                                                  May 2,         May 3,
(Dollar amounts in thousands)                                                                      1998           1997
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                      $ 39,968       $ 10,416
   Receivables, less allowance for doubtful
     accounts of $3,393 (fiscal 1997 - $3,445)                                                     101,454        104,739
   Inventories                                                                                     194,875        163,510
   Other current assets                                                                             20,675         14,426
---------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                          356,972        293,091
---------------------------------------------------------------------------------------------------------------------------
Notes receivable, less allowance for doubtful
   accounts of $1,654 (fiscal 1997 - $1,886)                                                        22,767         34,639
Assets held for sale                                                                                26,342             --
Property and equipment, net                                                                        187,288        121,594
Goodwill, net                                                                                      263,369         87,520
Other assets                                                                                        52,113         44,636
---------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                                 $908,851       $581,480
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
  Current liabilities:
   Current installments of long-term debt and capital lease obligations                           $ 16,684       $ 10,656
   Accounts payable                                                                                209,009        209,207
   Accrued expenses and other current liabilities                                                   76,942         51,360
---------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                     302,635        271,223
---------------------------------------------------------------------------------------------------------------------------

Long-term debt and capital lease obligations                                                       253,087         32,069
Deferred credits and other                                                                          28,915         19,538

Shareholders' equity:
   Preferred stock, no par value:
     Authorized shares - 5,000,000;
     none issued or outstanding                                                                        --              --
   Common stock, no par value:
     Authorized shares - 90,000,000;
     issued and outstanding shares 47,658,964
     (fiscal 1997 - 47,401,770)                                                                     90,729         72,258
   Retained earnings                                                                               233,485        186,392
---------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                                    324,214        258,650
Commitments and contingent liabilities (Notes 5, 6 and 13)
---------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                                   $908,851       $581,480
===========================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



---------------------------------------------------------------------------------------------------------------------------
                                                                       Common Stock              Retained
(Dollar amounts in thousands)                                     Shares          Dollars        Earnings        Total

---------------------------------------------------------------------------------------------------------------------------
Balance at April 29, 1995                                        46,799,495        $63,978       $  96,352       $160,330
   Net earnings                                                          --             --          37,051         37,051
   Effect of change in fiscal year end of
     pooled company                                                      --             --           2,548          2,548
   Issuance of common stock under employee
     stock incentive plans                                          233,086          1,675              --          1,675
   Proceeds from short-swing profits                                     --          1,628              --          1,628
   Shares canceled/surrendered                                      (44,979)          (317)             --           (317)
   Cash dividends declared on common stock                               --             --          (3,353)        (3,353)
---------------------------------------------------------------------------------------------------------------------------

Balance at April 27, 1996                                        46,987,602         66,964         132,598        199,562
   Net earnings                                                          --             --          59,469         59,469
   Issuance of common stock under employee
     stock incentive plans                                          534,361          7,230              --          7,230
   Shares canceled/surrendered                                     (120,193)        (1,936)             --         (1,936)
   Cash dividends declared on common stock                               --             --          (5,675)        (5,675)
---------------------------------------------------------------------------------------------------------------------------

Balance at May 3, 1997                                           47,401,770         72,258         186,392        258,650
   Net earnings                                                          --             --          54,706         54,706
   Warrants issued                                                       --         14,415              --         14,415
   Issuance of common stock under employee
     stock incentive plans                                          257,194          4,056              --          4,056
   Cash dividends declared on common stock                               --             --          (7,613)        (7,613)
---------------------------------------------------------------------------------------------------------------------------

Balance at May 2, 1998                                           47,658,964        $90,729        $233,485       $324,214
---------------------------------------------------------------------------------------------------------------------------



See accompanying Notes to Consolidated Financial Statements.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS



---------------------------------------------------------------------------------------------------------------------------
                                                                                              Fiscal Year Ended
---------------------------------------------------------------------------------------------------------------------------
                                                                                   May 2,         May 3,         April 27,
(Dollar amounts in thousands)                                                       1998           1997            1996

---------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net earnings                                                                 $   54,706        $ 59,469       $ 37,051
   Adjustments to conform fiscal year of pooled company:
     Net earnings                                                                       --              --          2,548
     Non-cash components                                                                --              --          1,959
   Adjustments  to  reconcile  net  earnings to net cash  provided by  operating activities:
       Restructuring charge, non-cash component                                     23,314              --             --
       Depreciation and amortization                                                32,072          29,234         27,089
       Provision for doubtful accounts                                               4,148           4,241          6,197
       Deferred income taxes                                                        (2,741)          7,702         (2,051)
       Extraordinary loss -- loss on debt extinguishment,
         non-cash component                                                             --             663          1,116
       Other, net                                                                       28             289            (63)
       Changes  in  operating  assets  and   liabilities,   net  of  effects  of
         acquisitions:
         Receivables                                                                 6,300            (622)           564
         Inventories                                                                12,552            (353)       (19,405)
         Other current assets                                                        3,041            (987)           643
         Accounts payable, accrued expenses and other liabilities                  (21,035)         16,424         33,903
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          112,385         116,060         89,551
---------------------------------------------------------------------------------------------------------------------------

Investing activities:
   Acquisitions, net of cash acquired                                             (222,067)        (26,098)            --
   Purchases of property and equipment                                             (22,194)        (15,415)       (14,781)
   Issuance of notes receivable                                                    (11,227)        (22,266)       (16,805)
   Collections on notes receivable                                                   7,246          10,511         13,988
   Other, net                                                                       (9,801)         (8,091)        (2,727)
---------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                            (258,043)        (61,359)       (20,325)
---------------------------------------------------------------------------------------------------------------------------

Financing activities:
   Net proceeds from (repayments of) revolving credit facilities                   192,000              --        (25,000)
   Principal payments on long-term debt and capital lease obligations              (12,136)        (58,633)       (55,788)
   Proceeds from issuance of common stock under employee
     stock incentive plans and other                                                 2,474           2,130          2,545
   Cash dividends paid on common stock                                              (7,128)         (5,197)        (2,949)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                               175,210         (61,700)       (81,192)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                29,552          (6,999)       (11,966)
Cash and cash equivalents at beginning of fiscal year                               10,416          17,415         29,381
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of fiscal year                                 $   39,968        $ 10,416       $ 17,415
---------------------------------------------------------------------------------------------------------------------------



See accompanying Notes to Consolidated Financial Statements.
22

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands, except per share data)


1. Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The  Consolidated   Financial   Statements  of  Richfood   Holdings,   Inc.  and
subsidiaries (the "Company") as of and for the fiscal years ended May 2, 1998 ("fiscal 1998") and May 3, 1997 ("fiscal 1997") and for the fiscal year ended April 27, 1996 ("fiscal 1996") include the accounts of Richfood Holdings, Inc. and all subsidiaries after the elimination of significant intercompany transactions and balances. See Note 2 for information on the restatement of the Consolidated Financial Statements for the fiscal 1996 business combination that was accounted for as a pooling of interests.
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

Fiscal Year

The Company reports on a 52-53 week fiscal year ending the Saturday nearest April 30. Fiscal 1998 and fiscal 1996 each consist of 52 weeks. Fiscal 1997 consists of 53 weeks.

Cash and Cash Equivalents

Cash equivalents of $38,552 and $10,321 at May 2, 1998 and May 3, 1997, respectively, consist of money market funds and commercial paper. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

Inventories

The Company values inventories at the lower of cost or market with the cost of the majority of inventories determined using the last-in, first-out ("LIFO") method. Cost for the remaining inventories is determined using the first-in, first-out ("FIFO") method.

Assets Held for Sale

Assets held for sale are carried at the lower of carrying amount or estimated fair value less costs to sell. Assets held for sale at May 2, 1998 primarily consist of the Company's West Point, Pennsylvania frozen food distribution facility (Note 7) and a 200,000 square foot distribution center located in Norfolk, Virginia, which was acquired in connection with the acquisition of substantially all of the assets and assumption of certain liabilities of Farm Fresh, Inc. during fiscal 1998 (Note 2). The Company is currently marketing these facilities.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets to be held and used and goodwill for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An evaluation is made periodically and is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future undiscounted net cash flows would become less than the carrying amount of the asset. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an adjustment to fair value is required. The Company reports long-lived assets and certain identifiable intangibles to be disposed of at the lower of carrying amount or estimated fair value less costs to sell.
      In  the  fourth  quarter  of  fiscal  1998,  the  Company   implemented  a
restructuring plan that included the closure of the West Point, Pennsylvania frozen food distribution facility. In conjunction with this restructuring plan, the Company recorded an impairment loss of approximately $17,800 associated with this facility and the related goodwill (Note 7).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. In general, the estimated useful lives for computing depreciation are 20 to 45 years for buildings, 10 to 15 years for leasehold improvements, and 3 to 15 years for vehicles, fixtures and equipment. Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized leased assets is computed using the straight line method over the term of the lease.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar  amounts in thousands, except per share data)



Goodwill and Other Assets


The excess of cost over the fair value of net assets of businesses acquired (goodwill) is amortized on a straight-line basis over 40 years. Goodwill is shown net of accumulated amortization of $20,572 and $17,164 at May 2, 1998 and May 3, 1997, respectively. The increase in goodwill from May 3, 1997 to May 2, 1998 is primarily due to the Company's acquisition of substantially all of the assets and assumption of certain liabilities of Farm Fresh, Inc. (Note 2).
      Other assets primarily consist of supply agreements, the prepaid pension asset (Note 11) and lease acquisition costs. The supply agreements generally provide that the Company will be the principal supplier for the customers and generally include minimum purchase requirements by product category. Supply agreements are recorded at their acquisition cost and are amortized on a straight-line basis over the terms of the respective supply agreements. Supply agreements included in other assets were $19,758 (net of $10,326 accumulated amortization) and $18,638 (net of $20,391 accumulated amortization) at May 2, 1998 and May 3, 1997, respectively. An evaluation of the recorded value for supply agreements is made periodically and is based on such factors as the relationship with the applicable customer and expectations as to future revenues under the applicable contract. Lease acquisition costs incurred are amortized on a straight-line basis over the terms of the respective leases.

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

Stock-Based Compensation

In fiscal 1997, the Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation ("SFAS No. 123"). As permitted by the provisions of SFAS No. 123, the Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt and capital lease obligations reported in the Consolidated Balance Sheets. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and certain notes receivable approximate fair value at May 2, 1998 and May 3, 1997 because of the short-term nature of these financial instruments. The carrying amount of certain notes receivable, which are subject to variable interest rates, approximates fair value at May 2, 1998 and May 3, 1997 due to the variable interest rates related to these financial instruments. The fair values of long-term debt with fixed interest rates and capital lease obligations approximate their carrying values at May 2, 1998 and May 3, 1997.

Earnings per Common Share

In the third quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 established new standards for computing and presenting earnings per share and requires reporting of both basic and diluted earnings per share. Earnings per share for all prior periods have been restated to conform to the provisions of SFAS No. 128.
       Basic earnings per common share amounts are computed based on earnings divided by the weighted average number of common shares outstanding during the respective periods presented. Diluted earnings per common share amounts are computed based on earnings divided by the weighted average number of common shares (and stock options and warrants that represent potential common shares) outstanding during the respective periods presented.
      A reconciliation of the numerators and denominators used in the basic and diluted per-share computations is presented in Note 9.

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

2. Merger and Acquisitions
On March 4, 1998, a wholly-owned subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Farm Fresh, Inc., a privately-held supermarket chain headquartered in Norfolk, Virginia ("Farm Fresh"). The Company did not assume Farm Fresh's indebtedness for borrowed money or lease obligations for previously closed stores or stores that were closed in connection with the transaction. At the time of the acquisition, Farm Fresh was the third largest customer of the Company's Wholesale Division.
      The purchase price consisted of approximately $222,000 cash, plus capital leases assumed with a fair value of approximately $47,000, plus 1.5 million warrants for the purchase of the Company's common stock at an exercise price equal to $25 per share with a term of five years following issuance. The final amount of cash consideration is subject to adjustment, which has not been finalized, based on the amount of Farm Fresh's working capital at the time of closing. The purchase price was financed primarily with borrowings under revolving credit facilities (Note 6). The Company accounted for the acquisition under the purchase method of accounting and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statement of Earnings since the date of acquisition. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon their respective fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired of approximately $179,000 is being amortized on a straight-line basis over 40 years.
      The following unaudited pro forma financial information presents a summary of consolidated results of operations of the Company and Farm Fresh as if the acquisition had occurred at the beginning of fiscal 1997, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related tax effects. This pro forma information is presented for informational purposes only and is not necessarily indicative of the combined results of operations which would actually have occurred had the transaction been consummated on that date or which may be obtained in the future.

                                     Fiscal Year Ended
--------------------------------------------------------------
                                    May 2,        May 3,
                                     1998          1997
--------------------------------------------------------------
Sales                            $ 3,494,488    $3,838,932
Net earnings                          52,290        59,533
Net earnings per
  common share                   $      1.10    $     1.26
Net earnings per common
  share--assuming dilution       $      1.10    $     1.25
--------------------------------------------------------------

      On September 30, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Norristown Wholesale, Inc. ("Norristown"), a wholesale distributor of produce and other perishable food items headquartered in Norristown, Pennsylvania. Assets acquired primarily consisted of inventory, accounts receivable, warehouse and transportation equipment and a customer list. The Company also assumed the lease for Norristown's transportation fleet. The Company accounted for the acquisition under the purchase method of accounting and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statements of Earnings since the date of acquisition. The purchase price of the acquisition was approximately $26,000.
      On October 15, 1995, Super Rite Corporation ("Super Rite"), a full service wholesale and retail grocery distributor headquartered in Harrisburg,
Pennsylvania, became a wholly-owned subsidiary of Richfood Holdings, Inc. ("Richfood") and each outstanding share of common stock of Super Rite was converted into the right to acquire 1.0205 shares of common stock of Richfood (1.53 shares adjusted for the common stock split). Under the terms of the merger, Richfood issued 9,770,188 shares of common stock (14,655,282 shares adjusted for the common stock split) to the shareholders of Super Rite and outstanding options to acquire shares of Super Rite common stock were converted into options to acquire approximately 230,000 shares of Richfood common stock (345,000 shares adjusted for the common stock split).
       The merger was accounted for using the pooling of interests method and, accordingly, the Consolidated Financial Statements for periods prior to October 15, 1995 have been restated to include the accounts of Super Rite. In addition, as a result of the merger, the Company recorded a one-time charge for merger and integration costs of $11,993 in the third quarter of fiscal 1996. During fiscal 1996, $5,473 of the merger and integration accrual was utilized. The remaining accrual of $6,520 at April 27, 1996 was substantially utilized during fiscal 1997. No accrual remains at May 2, 1998.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar  amounts  in thousands, except per share data)


3. Inventories
At May 2, 1998 and May 3, 1997, approximately 76% and 84%, respectively, of total inventories were valued using the LIFO method. Costs for the remaining inventories were determined using the FIFO method. If all inventories were valued at the lower of FIFO cost or market, inventories would have been higher by approximately $7,653 at May 2, 1998 and $8,062 at May 3, 1997, and net earnings would have been (lower) higher by approximately $(253) for fiscal 1998, $(12) for fiscal 1997, and $821 for fiscal 1996. FIFO value of inventories approximates their replacement cost.

4. Notes Receivable
The Company's notes receivable are due principally from customers and relate primarily to financing for store acquisitions and improvements. The majority of such notes bear interest at the prime rate plus 2% (10.5% at May 2, 1998) and have remaining terms ranging from 1 to 10 years. Collateral securing such notes varies, but may include inventory, equipment, fixtures, accounts receivable, contract rights, personal assets and pledges of Richfood common stock. Receivables shown in current assets include $7,754 and $6,883 at May 2, 1998 and May 3, 1997, respectively, related to current maturities of these notes receivable.

5. Property and Equipment  and Leases

        Property and equipment are  summarized as follows:

                                      May 2,       May 3,
                                       1998         1997
------------------------------------------------------------
Land                                 $ 12,276     $  5,452
Buildings                              62,272       64,116
Fixtures and equipment                126,644      112,052
Leasehold improvements                 41,892       28,920
Trucks and autos                       12,711       14,977

Assets under capital leases:
  Truck fleet                           1,375        2,726
  Buildings                            41,140           --
  Other                                 4,060        2,670
------------------------------------------------------------
                                      302,370      230,913
Less accumulated depreciation
  and amortization                    115,082      109,319
------------------------------------------------------------
Property and equipment, net          $187,288     $121,594
------------------------------------------------------------

      Depreciation and amortization expense relating to property and equipment and assets under capital leases was approximately $18,820, $16,700, and $15,200 for fiscal 1998, fiscal 1997 and fiscal 1996, respectively. Capital lease obligations have imputed interest rates that are principally at 6.5% and are due in varying amounts through fiscal 2022.
      Future minimum lease payments under capital leases at May 2, 1998 are as follows:
                                                   Lease
Fiscal Year                                     Obligations
----------------------------------------------------------------
1999                                             $  8,043
2000                                                7,445
2001                                                5,660
2002                                                4,788
2003                                                4,709
Thereafter                                         42,427
----------------------------------------------------------------

Total future minimum lease payments                73,072
Less amount representing interest                  24,966
----------------------------------------------------------------
Present value of minimum capital
  lease payments                                   48,106
Less current installments of obligations
  under capital leases                              5,019
----------------------------------------------------------------
Long-term obligations under capital leases        $43,087
----------------------------------------------------------------

      The Company leases certain warehouse, office and storage facilities, equipment and retail stores under noncancelable operating leases that expire within 24 years from May 2, 1998 and have renewal options from 5 to 50 years. The majority of the leases provide for the payment of taxes, insurance and maintenance (and contingent rentals based on sales volume, in the case of retail store leases) by the Company. The Company subleases certain retail stores to third parties.
      As of May 2, 1998, minimum rentals to be paid and minimum sublease rentals to be received on noncancelable operating leases with remaining terms greater than one year are as follows:

                            Minimum    Minimum       Net
                             Lease    Sublease     Minimum
                          Rentals To Rentals To     Lease
Fiscal Year                 Be Paid  Be Received   Rentals
------------------------------------------------------------
1999                      $  30,921   $  4,130   $  26,791
2000                         28,764      3,272      25,492
2001                         26,062      2,150      23,912
2002                         24,831      1,771      23,060
2003                         80,511      1,510      79,001
Thereafter                  114,780      4,018     110,762
------------------------------------------------------------
Total                     $ 305,869    $ 16,851  $ 289,018

      Total annual rental expense is as follows:

                                  Fiscal Year Ended
-------------------------------------------------------------
                              May 2,     May 3,     April 27,
                              1998       1997        1996
-------------------------------------------------------------
Minimum rentals             $30,854     $27,886    $27,977
Less sublease income         (5,226)     (6,962)    (8,174)
-------------------------------------------------------------
Rental expense              $25,628     $20,924    $19,803

      In connection with various guarantees of certain customer store leases, the Company is contingently liable, in the event of customer nonperformance, for future lease payments with a present value of approximately $37,000 at May 2, 1998. The related leases expire at varying dates over the next 23 years.

6. Long-term Debt and Capital Lease Obligations
Long-term debt, including capital lease obligations, consists of the following:

                                            May 2,    May 3,
                                             1998      1997
----------------------------------------------------------------
$250,000, five year, senior unsecured
  revolving credit facility, average
  effective interest rate of 5.91%, due
  February 2003                            $192,000   $    --
Senior Notes, unsecured, interest rate
  of 6.15%, due July 1998 to July 2000       27,000    36,000
Obligations under capital leases
  (Note 5)                                   48,106     2,782
Other long-term debt                          2,665     3,943
----------------------------------------------------------------
Total long-term debt and capital
  lease obligations                         269,771    42,725
Less current installments                    16,684    10,656
----------------------------------------------------------------
Long-term debt and capital lease
  obligations, net of current
  installments                             $253,087   $32,069
----------------------------------------------------------------

      On February 27, 1998, the Company entered into an agreement with a syndicate of commercial banks that provided a $250,000, five-year, senior unsecured revolving credit facility (the "$250,000 facility") and a $100,000, 364-day, senior unsecured revolving credit facility (the "$100,000 facility"). Proceeds from these facilities were used primarily to fund the Farm Fresh acquisition. Subsequent to May 2, 1998, these facilities were refinanced, on a long-term basis, with proceeds from new senior unsecured credit facilities under which the Company may borrow an aggregate amount of up to $450,000 (Note 16).

      In July 1993, the Company issued $45,000 aggregate principal amount of 6.15% Senior Notes (the "Senior Notes"), due over a term of seven years. The Senior Notes require semiannual interest payments and annual sinking fund payments consisting of principal of $9,000 plus accrued interest from July 1996 through July 2000. The Senior Notes also include an optional redemption provision whereby the Company may elect to redeem all, or any portion, of the debt prior to maturity subject to certain make-whole provisions. The Senior Notes contain covenants for certain subsidiaries that, among other things, limit the incurrence of additional indebtedness; prohibit certain liens on assets; require maintenance of minimum net worth; limit the ability to transfer funds to Richfood Holdings, Inc. in the form of loans, advances or cash dividends and require certain financial ratios to be met as of each quarter end. The Company is in compliance with all such covenants at May 2, 1998.
       In April 1992, the Company issued $75,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes, due 2002. During fiscal 1996, the Company repurchased, at market prices above par, $27,475 of the Senior Subordinated Notes, and in April 1997, the first permitted optional redemption date, the Company redeemed the remaining $47,525 at a redemption price of 105.31% of par. The Company primarily used cash on hand, supplemented by borrowings under revolving credit facilities, to fund the repurchase and early redemption of the Senior Subordinated Notes. The fiscal 1997 redemption and the fiscal 1996 repurchase resulted in extraordinary losses of $1,882 and $2,164, respectively, net of tax benefits of $1,308 and $1,733, respectively. The extraordinary losses are comprised of amounts paid in excess of par value and the write-off of related deferred financing costs.
       Future principal repayments on long-term debt subsequent to fiscal 1998, excluding obligations under capital leases, are as follows: fiscal 1999--$11,665; fiscal 2000--$9,000; and fiscal 2001--$9,000. Borrowings of
$192,000 outstanding under the $250,000 facility were refinanced subsequent to May 2, 1998 (Note 16) and are excluded from the above future principal repayments.
      As of May 2, 1998, the Company issued $13,302 in standby letters of credit, primarily for self-insurance purposes. These letters of credit are subject to annual renewal and will be replaced with similar letters of credit in the normal course of business.
      Interest payments made under long-term debt and capital leases were $5,363, $7,973 and $11,671 for fiscal 1998, fiscal 1997 and fiscal 1996, respectively.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar  amounts  in   thousands, except per share data)



7. Restructuring
In the fourth quarter of fiscal 1998, the Company announced a plan to restructure its Pennsylvania frozen foods operations, which reduced fiscal 1998 earnings before taxes by $24,179. The implementation of the plan included closing the Company's West Point, Pennsylvania frozen food distribution facility and transferring related operations to the Company's Harrisburg, Pennsylvania distribution facility.
      The aggregate charges included $17,820 for asset impairment and $6,359 for activities under the restructuring plan. The asset impairment charge included $14,616 to write-down the West Point facility and related equipment to fair value less estimated costs to sell and $3,204 to write-off the unamortized goodwill associated with the Company's West Point operations. The estimated fair value less costs to sell the West Point facility of approximately $20,700 is classified as assets held for sale at May 2, 1998. Management expects the facility to be sold within the next eighteen months. At May 2, 1998, approximately $5,494 remains in the accrual to be utilized for certain non-cancelable leases, employee separation costs and other obligations that will extend beyond fiscal 1998.

8. Income Taxes
The components of income tax expense (benefit) related to earnings before income taxes and extraordinary loss are as follows:

                                  Fiscal Year Ended
--------------------------------------------------------------
                            May 2,     May 3,     April 27,
                             1998       1997        1996
--------------------------------------------------------------
Current:
  Federal                   $31,460    $27,800     $26,767
  State                       4,760      5,094       4,598
--------------------------------------------------------------
                             36,220     32,894      31,365
Deferred:
  Federal                      (801)     6,941      (1,370)
  State                      (1,940)       761        (681)
--------------------------------------------------------------
                             (2,741)     7,702      (2,051)
--------------------------------------------------------------
Income taxes                $33,479    $40,596     $29,314
--------------------------------------------------------------
Income tax payments,
  net of refunds received   $29,812    $40,074     $26,517
--------------------------------------------------------------



      Income tax expense  differs from the amounts  resulting  from applying the
statutory   federal  income  tax  rate  to  earnings  before  income  taxes  and extraordinary loss as follows:

                                      Fiscal Year Ended
----------------------------------------------------------------
                                 May 2,      May 3,    April 27,
                                 1998        1997       1996
----------------------------------------------------------------
Taxes computed using
  federal statutory rate        35.00%      35.00%     35.00%
State income taxes, net of
  federal income tax benefit     2.07        3.73       4.98
Nondeductibility of goodwill
  amortization expense           0.97        0.74       2.58
Other, net                      (0.08)       0.35       0.22
-------------------------------------------------------------
Effective tax rate              37.96%      39.82%     42.78%
-------------------------------------------------------------

      Deferred income taxes for fiscal 1998 and fiscal 1997 reflect the income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at May 2, 1998 and May 3, 1997 are as follows:




                                            May 2,      May 3,
                                             1998        1997
-------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts        $  2,256   $  1,907
  Inventories                                  --        446
  Deferred revenue                          2,697      2,301
  Accrued expenses                         14,198     11,678
  Other                                     3,944      4,329
-------------------------------------------------------------------------
    Total deferred tax assets              23,095     20,661
-------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment-
   depreciation                           (11,188)   (16,303)
  Goodwill                                 (8,128)        --
  Inventories                              (1,302)        --
  Retirement plans                           (444)    (2,522)
  Other                                    (1,284)    (3,466)
-------------------------------------------------------------------------
    Total deferred tax liabilities        (22,346)   (22,291)
-------------------------------------------------------------------------
Net deferred tax assets (liabilities)    $    749   $ (1,630)
-------------------------------------------------------------------------
Net current deferred tax assets          $ 15,197   $ 10,671
Net noncurrent deferred tax liabilities   (14,448)   (12,301)
-------------------------------------------------------------------------
Net deferred tax assets (liabilities)    $    749   $ (1,630)
-------------------------------------------------------------------------

9. Earnings per Share
The following table sets forth the computation of basic and diluted earnings per share:

                                                          Fiscal Year Ended
-----------------------------------------------------------------------------------------------------
                                                   May 2,      May 3,     April 27,
                                                    1998        1997        1996
-----------------------------------------------------------------------------------------------------
Numerator:
Earnings before
  extraordinary loss                               $54,706        $61,351   $   39,215
Extraordinary loss,
  net of tax                                           --          (1,882)      (2,164)
-----------------------------------------------------------------------------------------------------
Net earnings                                       $54,706        $59,469   $   37,051
-----------------------------------------------------------------------------------------------------
Denominator:
Denominator for basic
  earnings per share-
  weighted average
  common shares                                 47,528,161     47,290,092   46,825,107

Effect of dilutive securities:
   Stock options                                   209,831        268,388      365,166
   Warrants                                          4,562           --            --
-----------------------------------------------------------------------------------------------------
Dilutive securities                                214,393        268,388      365,166
-----------------------------------------------------------------------------------------------------
Denominator for diluted
  earnings per share-
  adjusted weighted
  average shares                                47,742,554     47,558,480   47,190,273
-----------------------------------------------------------------------------------------------------
Earnings per common
  share:
   Earnings before
    extraordinary loss                          $     1.15    $     1.30    $     0.84
   Extraordinary loss,
    net of tax                                         --          (0.04)        (0.05)
---------------------------------------------------------------------------------------------------
Net earnings                                    $     1.15    $     1.26    $     0.79
-----------------------------------------------------------------------------------------------------
Earnings per common share - assuming dilution:
   Earnings before
    extraordinary loss                          $     1.15    $     1.29    $     0.83
   Extraordinary loss,
    net of tax                                         --          (0.04)        (0.05)
------------------------------------------------------------------------------------------------------
Net earnings                                    $     1.15    $     1.25    $     0.78
------------------------------------------------------------------------------------------------------

      Options to purchase 53,000, 224,800 and 366,075 shares of common stock at weighted-average exercise prices of $26.97, $23.77 and $17.26 per share were outstanding in fiscal 1998, fiscal 1997 and fiscal 1996, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market prices of the common shares and, therefore, would be antidilutive.
      Under the Company's Amended and Restated Omnibus Stock Incentive Plan, dated July 1997, (the "Omnibus Plan"), with respect to Incentive Awards granted for the three fiscal year performance cycle that commenced on May 4, 1997, certain employees would be entitled to receive 23,800 shares of common stock at May 2, 1998. These contingently issuable shares are not included in the computation of diluted earnings per share because certain performance goals and other necessary vesting conditions had not been satisfied as of May 2, 1998.

10. Stock Options, Warrants and Other
The Omnibus Plan authorizes the granting of a maximum of 2,250,000 shares of Richfood common stock (subject to adjustment to reflect certain dilutive events), in the form of shares of restricted common stock, incentive stock options and nonqualified stock options with or without stock appreciation rights, stock awards and performance shares, to certain employees. Options to purchase Richfood common stock are granted at a price no less than the fair market value of the stock on the date of grant (if the option is an incentive stock option) or 50% of the fair market value of the stock on the date of grant (if the option is a nonqualified stock option). Options may be exercised at such times and subject to such conditions as may be prescribed by the Company at the time of grant. The maximum period in which an option may be exercised is determined by the Company at the time of grant and cannot exceed ten years. Options outstanding under the Omnibus Plan vest in equal installments over a four-year period and have a term of ten years from date of grant. Options to purchase approximately 555,000 shares of common stock remain outstanding under the Omnibus Plan at May 2, 1998. Approximately 1,689,000 and 2,000,000 shares of common stock remained available for grant at May 2, 1998 and May 3, 1997, respectively.

      The Company's Non-Employee Directors' Stock Option Plan (the "Directors' Stock Plan") authorizes the granting of a maximum of 112,500 shares of Richfood common stock (subject to adjustment to reflect certain dilutive events) in the form of nonqualified stock options. The Directors' Stock Plan provides for each eligible director to receive, on September 1 of each year, an option to purchase 1,500 shares of common stock. Options to purchase Richfood common stock are granted at the fair market value of the stock on the date of grant, vest in equal installments over a four-year period and have a term of ten years. Options to purchase approximately 53,000 shares of common stock remain outstanding under the Directors' Stock Plan at May 2, 1998. Approximately 56,000 and 68,000 shares of common stock remained available for grant at May 2, 1998 and May 3, 1997, respectively.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Dollar amounts in thousands, except per share data)

      At May 2, 1998, there were options to purchase approximately 628,000 shares of Richfood common stock outstanding that were granted under other employee incentive stock plans. The Company does not anticipate any future grants under these plans.
      Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined based on the fair value at the grant date for options awarded in fiscal years 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123. The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during fiscal years 1998, 1997 and 1996:

------------------------------------------------------------------------------
                     Dividend                  Expected    Risk Free
                      Yield      Volatility      Life    Interest Rate
------------------------------------------------------------------------------
Fiscal 1998           0.60%        0.18        5 years      5.80%
Fiscal 1997           0.50%        0.18        5 years      6.29%
Fiscal 1996           0.50%        0.18        5 years      5.90%
------------------------------------------------------------------------------

      The Black-Scholes option valuation model requires the input of highly subjective assumptions including expectations of future dividends and stock price volatility. The assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to pro forma expense over the options' vesting period. The pro forma effect on net earnings for fiscal years 1998, 1997 and 1996 does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996 and, accordingly, may not be indicative of the pro forma effect on net earnings in future years. If the Company had elected to recognize compensation expense related to its stock options granted in fiscal years 1998, 1997 and 1996 in accordance with the provisions of SFAS No. 123, the decrease in net earnings and net earnings per common share would have been less than 2%.
      A summary of the number of shares (in thousands) subject to outstanding stock options and related information is as follows:


                                  Fiscal Year Ended
--------------------------------------------------------------------------------
                     May 2,           May 3,       April 27,
                      1998             1997          1996
--------------------------------------------------------------------------------
                           Weighted            Weighted
                            Average            Average
                           Exercise           Exercise
                 Shares     Price    Shares    Price      Shares
--------------------------------------------------------------------------------
Outstanding -
  beginning
  of year         1,184     $14.68   1,404    $  9.82     1,350
   Granted          342      24.47     356      23.19       401
   Exercised       (265)      8.21    (492)      6.39     (233)
   Canceled         (25)     20.01     (84)     18.17     (114)
--------------------------------------------------------------------------------
Outstanding -


   end of year    1,236     $18.67   1,184     $14.68    1,404
--------------------------------------------------------------------------------
Price range -
  end of year    $ 2.55-            $ 2.55-             $ 2.55-
                 $28.38             $25.33              $18.33
--------------------------------------------------------------------------------


      The weighted average fair value of each option granted during fiscal years 1998 and 1997 was $7.15 and $8.28, respectively. The number and weighted average fair value of shares of nonvested restricted stock granted during fiscal year 1997 was 37,500 and $21.92 per share, respectively.
      Information regarding the shares (in thousands) subject to outstanding stock options at May 2, 1998 is as follows:






                                Options Outstanding                                        Options Exercisable
----------------------------------------------------------------------------------------------------------------------
                                  Weighted Average        Weighted                                     Weighted
   Range of                           Remaining            Average                                      Average
exercise prices       Shares      Contractual Life     Exercise Price                Shares         Exercise  Price
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
$ 2.55 - $ 6.04         115            4 years             $ 5.20                      115              $ 5.20
$10.33 - $14.33         172            6 years             $10.42                      117              $10.40
$16.17 - $18.33         291            7 years             $17.20                      176              $17.21
$21.38 - $28.38         658            9 years             $23.83                       88              $23.04
----------------------------------------------------------------------------------------------------------------------
$ 2.55 - $28.38       1,236            8 years             $18.67                      496              $13.85
----------------------------------------------------------------------------------------------------------------------


      On March 4, 1998, in conjunction with the acquisition of substantially all of the assets and assumption of certain liabilities of Farm Fresh, Inc. (Note
2), the Company issued warrants to purchase 1,500,000 shares of the Company's common stock at $25 per share as part of the purchase consideration. The warrants are immediately exercisable and will expire five years from the date of issuance. The estimated fair market value of the warrants at the date of issuance, approximately $14,415, was valued as part of the total purchase consideration. As of May 2, 1998, all of these warrants remained outstanding.

11. Retirement Plans
All of the Company's wholesale and corporate employees are covered by defined benefit plans. The funded status of the plans is as follows:



                                                       May 2, 1998                                 May 3, 1997
---------------------------------------------------------------------------------------------------------------------------
                                            Assets Exceed    Accumulated Benefits      Assets Exceed    Accumulated Benefits
                                        Accumulated Benefits     Exceed Assets     Accumulated Benefits     Exceed Assets

---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of vested
  benefit obligation                           $36,795              $ 6,832               $27,513             $ 4,695
---------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                 $39,218              $ 6,832               $29,220             $ 4,927
---------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets                      $70,435              $ 4,494               $57,721             $ 3,771
Projected benefit obligation                    52,829                6,832                41,893               4,927
---------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                  17,606               (2,338)               15,828              (1,156)
Unrecognized net transition (liability) asset   (4,522)               2,142                (4,192)                596
Unrecognized prior service cost                     --                   --                   152                 --
Unrecognized net gain                           (3,200)                  --                (2,283)                 --
Minimum liability                                   --               (1,977)                   --                (546)
---------------------------------------------------------------------------------------------------------------------------
Net pension asset (liability)                 $  9,884              $(2,173)             $  9,505             $(1,106)
---------------------------------------------------------------------------------------------------------------------------





       The Company's retirement plans cover employees who meet certain age and service requirements. Retirement benefits vest under the various plans after five years of service and are based on years of service and either average final compensation, or a fixed dollar payment per month. The Company's funding policy has been to contribute annually an amount actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets under the various plans at May 2, 1998 consist of equity securities, preferred stock, U.S. government and agency obligations, mortgage-backed securities, corporate obligations and mutual funds.
      The following are the components of net retirement (benefit) expense related to the defined benefit plans:

                                       Fiscal Year Ended
---------------------------------------------------------------
                                  May 2,     May 3,   April 27,
                                   1998       1997      1996
---------------------------------------------------------------
Service cost -- present value
  of benefits earned during
  the year                     $   2,528    $ 2,710   $ 2,440
Interest cost on projected
  benefit obligation               3,548      3,315     3,087
Actual return on plan assets     (14,969)    (4,787)   (6,325)
Net amortization and deferral      8,660     (1,193)      811
---------------------------------------------------------------
Net retirement (benefit)
  expense                      $    (233)   $    45   $    13
---------------------------------------------------------------

      The weighted average discount rate assumed by the Company ranged from 7.00% to 7.75% and the projected increase in compensation ranged from 5% to 6% for all years presented. The Company assumed an expected long-term rate of return of 9% for all years presented.
      The Company maintains a nonqualified, unfunded supplemental retirement plan for selected management personnel. Supplemental retirement plan benefits vest after specified years of service requirements are met and are based on years of service and average final compensation. The Company established a trust that maintains life insurance policies to serve as a financing source for the plan. The cash surrender value of the life insurance policies was $1,440 at May 2, 1998 and $1,198 at May 3, 1997. The projected benefit obligation for the plan was $2,617 at May 2, 1998 and $2,350 at May 3, 1997.
      The Company maintains defined contribution plans under section 401(k) of the Internal Revenue Code. These plans are offered to substantially all
employees  who  meet  certain  age  and  service   requirements  and  allow  for
participant pre-tax contributions and employer matching contributions. The Company contributed $633, $664 and $655 to the plans for fiscal 1998, fiscal 1997 and fiscal 1996, respectively.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar  amounts  in thousands, except per share data)



      Certain retail employees are covered under a union-sponsored, collectively bargained, multi-employer pension plan. The Company's contribution to this plan was $353, $371 and $346 in fiscal 1998, fiscal 1997 and fiscal 1996, respectively.
       In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 - Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132"). SFAS No. 132 revises the disclosure requirements for pensions and other postretirement benefits. The Company will adopt SFAS No. 132 for the fiscal year ending May 1, 1999.

12. Significant Customers
Sales to three wholesale customers accounted for 19%, 10% and 8% of the Company's sales in fiscal 1998, 17%, 9% and 9% of sales in fiscal 1997 and 16%, 9% and 11% of sales in fiscal 1996. The Company maintains a supply agreement with its largest customer, which expires in December 1999. The Company acquired its third largest customer, Farm Fresh, on March 4, 1998 (Note 2) and accordingly, sales to Farm Fresh noted above only include sales made prior to the acquisition date. The Company acquired its second largest customer, Shoppers Food Warehouse Corporation, on May 18, 1998 (Note 16).

13. Litigation And Related Matters
The Company is party to various legal actions that are incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes that the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or business.

14. Industry Segments
At May 2, 1998, the Company operated a wholesale grocery segment and a retail grocery segment. The Company's wholesale grocery segment provides a full range of grocery, dairy, frozen food, produce and meat products to the Company's retail segment, chains and independent retailers throughout the Mid-Atlantic region. The Company's retail grocery segment sells directly to
the  consumer.   Sales  by  industry   segment  include  sales  to unaffiliated
customers, as reported in the Consolidated Statements of Earnings, and sales between industry segments, which are accounted for on terms comparable to unaffiliated customers.


       Operating profit  represents sales, less cost of goods sold and operating
and  administrative  expenses.   Identifiable  assets  by  segment,  except  for
goodwill, are those assets used directly in the operations of that unit.

      The following is industry segment information:

                                               Fiscal Year
-------------------------------------------------------------------------
                                     May 2,      May 3,     April 27,
                                      1998        1997        1996
-------------------------------------------------------------------------
Sales:
  Wholesale grocery               $3,021,124  $3,280,229   $3,096,997
  Retail grocery                     425,512     338,471      322,787
  Intersegment sales                (242,905)   (207,075)    (168,916)
-------------------------------------------------------------------------
   Total sales                    $3,203,731  $3,411,625   $3,250,868
-------------------------------------------------------------------------
Operating profit:
  Wholesale grocery               $  115,832 $   108,413   $   90,882
  Retail grocery                       7,099       5,027        5,551
  General corporate
   expenses                           (8,365)     (7,999)      (6,787)
-------------------------------------------------------------------------
   Total operating profit            114,566     105,441       89,646
-------------------------------------------------------------------------
Restructuring costs                   24,179          --           --
Merger and integration
  costs                                   --          --       11,993
Interest expense                       6,013       7,166       12,354
Interest income                       (3,811)     (3,672)      (3,230)
-------------------------------------------------------------------------
Earnings before income
  taxes and extra-
  ordinary loss                  $    88,185 $   101,947   $   68,529
-------------------------------------------------------------------------
Identifiable assets:
  Wholesale grocery              $   491,928 $   512,227   $  494,266
  Retail grocery                     416,923      69,253       69,995
-------------------------------------------------------------------------
   Total identifiable
    assets                       $   908,851 $   581,480   $  564,261
-------------------------------------------------------------------------
Depreciation and
  amortization:
Wholesale grocery                $    25,628 $    23,355   $   21,092
Retail grocery                         6,444       5,879        5,997
-------------------------------------------------------------------------
   Total depreciation
    and amortization             $    32,072 $    29,234   $   27,089
-------------------------------------------------------------------------
Capital expenditures:
  Wholesale grocery              $    11,650 $     9,368   $    9,518
  Retail grocery                 $    10,544       6,047        5,263
-------------------------------------------------------------------------
   Total capital
    expenditures                 $    22,194 $    15,415   $   14,781
-------------------------------------------------------------------------

15. Selected Quarterly Data (Unaudited)
Summarized quarterly financial information for the quarters indicated and market price and dividend information for the Company's common stock are as follows:





                                                                        Fiscal Year Ended May 2, 1998
---------------------------------------------------------------------------------------------------------------------------
                                                         First             Second             Third            Fourth
                                                      (12 Weeks)         (12 Weeks)        (12 Weeks)        (16 Weeks)

---------------------------------------------------------------------------------------------------------------------------
Sales                                                  $739,125           $719,474         $ 743,951        $1,001,181
Gross margin                                             79,392             78,497            82,123           131,214
Net earnings                                             14,506             15,010            17,580             7,610
---------------------------------------------------------------------------------------------------------------------------
Net earnings per common share                          $   0.31           $   0.32          $   0.37        $     0.16
---------------------------------------------------------------------------------------------------------------------------
Net earnings per common share - assuming dilution      $   0.30           $   0.31          $   0.37        $     0.16
---------------------------------------------------------------------------------------------------------------------------
Cash dividends declared per common share               $   0.04           $   0.04          $   0.04        $     0.04
---------------------------------------------------------------------------------------------------------------------------
Market price range:
  Low                                                  $ 19 7/8           $21 11/16       $22    1/2        $  26 3/16
  High                                                 $26  3/16          $  26 1/2         $28 15/16       $       32







                                                                        Fiscal Year Ended May 3, 1997
---------------------------------------------------------------------------------------------------------------------------
                                                         First             Second             Third            Fourth
                                                      (12 Weeks)         (12 Weeks)        (12 Weeks)        (17 Weeks)
---------------------------------------------------------------------------------------------------------------------------
Sales                                                  $753,383        $  739,640         $ 807,272       $1,111,330
Gross margin                                             77,899            77,620            85,493          117,314
Earnings before extraordinary loss                       12,445            12,572            15,000           21,334
Extraordinary loss, net of tax                              --                 --                --           (1,882)
Net earnings                                             12,445            12,572            15,000           19,452
---------------------------------------------------------------------------------------------------------------------------
Earnings per common share:
  Earnings before extraordinary loss                   $   0.26        $     0.27         $    0.32       $     0.45
  Extraordinary loss                                       --                  --                --            (0.04)
---------------------------------------------------------------------------------------------------------------------------
  Net earnings                                         $   0.26        $     0.27         $    0.32       $     0.41
---------------------------------------------------------------------------------------------------------------------------
Earnings per common share - assuming dilution:
  Earnings before extraordinary loss                   $   0.26        $     0.26         $    0.31       $     0.45
  Extraordinary loss                                       --                  --                --            (0.04)
---------------------------------------------------------------------------------------------------------------------------
  Net earnings                                         $   0.26        $     0.26         $    0.31       $     0.41
---------------------------------------------------------------------------------------------------------------------------
Cash dividends declared per common share               $   0.03        $     0.03         $    0.03       $     0.03
---------------------------------------------------------------------------------------------------------------------------
Market price range:
  Low                                                  $ 21 1/3        $ 21 11/12         $  21 5/8       $   18 5/8
  High                                                 $ 24 1/4        $ 25  5/12         $  28 1/8       $   25 1/4




      The  Company's  common  stock was  listed on the New York  Stock  Exchange
(NYSE) on December 6, 1996. Market price information for the periods after listing on the NYSE reflect the sales prices of the common stock on the NYSE composite tape. Prior to listing on the NYSE, the Company's common stock was traded in the over-the-counter market and was quoted through The Nasdaq National Market. Market price information for periods prior to listing on the NYSE reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(Dollar  amounts  in  thousands, except per share data)



16. Subsequent Events
On May 18, 1998, a wholly-owned subsidiary of the Company acquired all of the outstanding shares of Dart Group Corporation ("Dart") for $160 per share, net to the seller in cash, or approximately $201,000 (the "Dart Acquisition"). Dart, headquartered in Landover, Maryland was comprised, at the time of acquisition of Shoppers Food Warehouse Corporation ("Shoppers"), a 100% owned chain of 37 price impact supermarkets operating in the greater Washington, DC metropolitan area; Trak Auto Corporation ("Trak"), a publicly-owned retailer of auto parts (67.1% owned by Dart); Crown Books Corporation ("Crown"), a publicly-owned retailer of popular books (52.3% owned by Dart), and Total Beverage Corporation ("Total Beverage"), a discount beverage retailer (100% owned by Dart). The Company will account for the acquisition under the purchase method of accounting in fiscal 1999 and the purchase price will be allocated to the underlying assets and liabilities based upon their estimated fair values. In connection with the Dart Acquisition, the Company also assumed $200,000 in principal amount of Shoppers 9 3/4% Senior Notes due 2004.
      On May 22, 1998, the stock of Total Beverage was sold by Dart to a third party for approximately $8,000. The Company intends to divest its ownership of Dart's remaining non-core assets, including Trak and Crown, within one year of the acquisition date.
      The Dart Acquisition was financed with proceeds from $450,000 senior unsecured credit facilities (the "Facilities"), consisting of a $250,000, five-year revolving credit facility (the "Revolver") and a $200,000, 18-month term loan (the "Term Loan"). The Facilities replaced the $250,000 facility and the $100,000 facility (Note 6) and repaid the outstanding balance of $192,000 under the $250,000 facility.
      The initial interest rate on the Revolver is based on LIBOR plus a margin of 0.75%, which was equal to 6.41% at May 12, 1998. In addition, the Revolver requires an initial annual facility fee of 0.25% of the commitment amount. Thereafter, the interest rate and facility fee will float based upon the Company's Total Debt/EBITDA ratio. Applicable ranges for the interest rate are LIBOR plus a margin of 0.25% to 0.75%. Applicable ranges for the facility fee are 0.15% to 0.25%.
      The initial rate on the Term Loan is based on LIBOR plus a margin of 1.00%, which was equal to 6.66% at May 12, 1998. Thereafter, the interest rate will float based upon LIBOR plus a margin of 0.75% to 1.00%, determined by the Company's Total Debt/ EBITDA ratio. Under the terms of the Facilities, the Company has agreed to maintain certain Fixed Charge Coverage and Total Funded Debt to EBITDA ratios. The Facilities also contain covenants that limit the incurrence of additional indebtedness and prohibit certain liens on assets.

34